Tabcorp

08005073

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

SEC Mail
Mail Processing
Section

SEP 22 2008

Washington, DC
103

SUPPL

15 September 2008

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact the undersigned at +61 3 9868 2779.

Yours truly,

PROCESSED
SEP 26 2008
THOMSON REUTERS

Michael Scott
General Manager Secretariat and Shareholder Relations

dlw 9/25

Enc.

File No. 82-3841

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

15 September 2008

To: Australian Securities Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

NOTIFICATION OF SUBSTANTIAL SHAREHOLDING

As required under Listing Rule 3.19, the Company gives notice that it has become aware that National Australia Bank Limited became a substantial shareholder in Tabcorp Holdings Limited on 10 September 2008 with relevant interest in 26,444,456 ordinary shares representing 5.04% of the issued fully paid ordinary capital.

Section 4.3.20 of the Victorian Gambling Regulation Act prohibits an individual from having a voting power of more than 10% in Tabcorp Holdings Limited. Similar restrictions are contained in the Company's Constitution and certain agreements entered into with the New South Wales Casino Control Authority as well as the Queensland Office of Gaming Regulation. The Company may refuse to register any transfer of shares which would contravene these shareholding restrictions or require divestiture of the shares that cause an individual to exceed the shareholding restrictions.

File No. 82-3841

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

15 September 2008

To: Australian Securities Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

ANNUAL FINANCIAL REPORT

Attached is a copy of the Company's Annual Financial Report for the year ended 30 June 2008.

It will be dispatched to shareholders on Monday 22 September 2008 with their dividend statements.

The Company's Concise Annual Report and the Annual Financial Report will be available for download from the Company's website at **www.tabcorp.com.au**.

Tabcorp







Financial Report 2008

Contents

Income statement

For the year ended 30 June 2008

		Consolidated		Tabcorp Holdings	
		2008	2007	**2008**	2007
	Note	**$m**	$m	**$m**	$m
Total operating revenues		**3,957.0**	3,835.0	**26.2**	27.0
Other revenues	2	**85.4**	48.7	**358.8**	322.0
Revenue		**4,042.4**	3,883.7	**385.0**	349.0
Other income	2	**2.1**	(1.5)	**(0.1)**	(0.9)
Government taxes and levies		**(1,075.2)**	(1,044.3)	**-**	-
Commissions and fees		**(828.2)**	(825.5)	**-**	(7.4)
Employment costs		**(553.9)**	(587.3)	**(18.7)**	(48.1)
Depreciation and amortisation	2	**(192.9)**	(142.3)	**(55.0)**	(2.9)
Property costs		**(81.3)**	(78.7)	**(0.6)**	(0.2)
Advertising and promotions		**(86.3)**	(80.9)	**(1.8)**	(2.5)
Professional and contract services		**(25.1)**	(33.3)	**(3.2)**	(13.8)
Finance costs	2	**(168.4)**	(172.3)	**-**	-
Other expenses		**(269.4)**	(275.8)	**(8.0)**	(12.2)
Profit before income tax expense and impairment		**763.8**	641.8	**297.6**	261.0
Impairment	2	**(707.6)**	(2.2)	**(474.6)**	-
Profit/(loss) before income tax expense		**56.2**	639.6	**(177.0)**	261.0
Income tax (expense)/benefit	4	**(221.2)**	(190.1)	**(7.4)**	12.1
Net profit/(loss) after tax		**(165.0)**	449.5	**(184.4)**	273.1
Net loss attributable to minority interest		**0.4**	0.9	**-**	-
Net profit/(loss) attributable to members of the parent entity		**(164.6)**	450.4	**(184.4)**	273.1
Earnings per share for profit/(loss) attributable to members of the parent entity:					
Basic earnings per share (cents per share)	6	**(31.4)**	85.8		
Diluted earnings per share (cents per share)	6	**(31.3)**	85.6		

The accompanying notes form an integral part of this income statement.

Balance sheet

As at 30 June 2008

	Note	Consolidated 2008 $m	Consolidated 2007 $m	Tabcorp Holdings 2008 $m	Tabcorp Holdings 2007 $m
Current assets					
Cash and cash equivalents	7	**173.2**	202.2	**24.7**	39.9
Receivables	8	**64.8**	31.6	**2,313.1**	2,446.8
Inventories	9	**13.4**	15.1	**-**	-
Derivative financial instruments		**3.2**	-	**-**	-
Other	10	**23.6**	18.7	**2.3**	2.5
Assets held for sale	11	**-**	15.1	**-**	-
Total current assets		**278.2**	282.7	**2,340.1**	2,489.2
Non current assets					
Investments in controlled entities		**-**	-	**447.7**	447.7
Property, plant and equipment	12	**1,499.3**	1,461.8	**3.5**	6.3
Licences	13	**723.9**	1,220.8	**109.5**	597.2
Other intangible assets	14	**3,506.8**	3,680.7	**3.5**	7.2
Other receivables	16	**2.1**	-	**2.1**	-
Deferred tax assets	4	**-**	-	**7.6**	8.1
Derivative financial instruments		**87.9**	66.8	**-**	-
Other	10	**23.5**	13.7	**-**	0.3
Total non current assets		**5,843.5**	6,443.8	**573.9**	1,066.8
TOTAL ASSETS		**6,121.7**	6,726.5	**2,914.0**	3,556.0
Current liabilities					
Payables	17	**407.3**	379.8	**23.9**	19.0
Interest bearing liabilities	18	**-**	390.0	**-**	-
Current tax liabilities		**52.3**	13.2	**52.3**	13.6
Provisions	19	**98.7**	114.7	**7.7**	18.3
Other	20	**1.9**	2.6	**-**	-
Liabilities held for sale	11	**-**	4.6	**-**	-
Total current liabilities		**560.2**	904.9	**83.9**	50.9
Non current liabilities					
Interest bearing liabilities	18	**2,269.7**	1,950.6	**-**	-
Deferred tax liabilities	4	**293.0**	271.7	**-**	-
Provisions	19	**25.4**	45.3	**0.6**	0.6
Derivative financial instruments		**199.4**	167.3	**-**	-
Other	20	**3.2**	2.5	**1.9**	-
Total non current liabilities		**2,790.7**	2,437.4	**2.5**	0.6
TOTAL LIABILITIES		**3,350.9**	3,342.3	**86.4**	51.5
NET ASSETS		**2,770.8**	3,384.2	**2,827.6**	3,504.5
Equity					
Issued capital	21	**3,195.4**	3,192.3	**3,198.1**	3,198.0
Retained earnings/(accumulated losses)	21	**(490.2)**	168.6	**(379.5)**	299.1
Reserves	21	**65.6**	15.2	**9.0**	7.4
Parent interests		**2,770.8**	3,376.1	**2,827.6**	3,504.5
Minority interests	22	**-**	8.1	**-**	-
TOTAL EQUITY		**2,770.8**	3,384.2	**2,827.6**	3,504.5

The accompanying notes form an integral part of this balance sheet.

Cash flow statement

For the year ended 30 June 2008

		Consolidated		Tabcorp Holdings	
		2008	2007	**2008**	2007
	Note	**$m**	$m	**$m**	$m
Cash flows from operating activities					
Net cash receipts in the course of operations		**4,097.4**	4,009.0	**51.4**	59.8
Payments to suppliers, service providers and employees		**(2,077.0)**	(2,056.3)	**(36.9)**	(71.5)
Payment of government levies, betting taxes and GST		**(1,026.0)**	(993.1)	**(144.6)**	(137.5)
Dividends received		**-**	-	**294.7**	296.6
Interest received		**9.0**	8.7	**3.4**	2.2
Finance costs paid		**(171.7)**	(161.4)	**-**	-
Income tax paid		**(179.4)**	(198.2)	**(181.7)**	(195.8)
Net cash flows from operating activities	23	**652.3**	608.7	**(13.7)**	(46.2)
Cash flows from investing activities					
Proceeds from sale of controlled entity (net of cash disposed)		**14.2**	-	**-**	-
Proceeds from sale of property, plant and equipment and intangibles		**1.7**	5.8	**-**	-
Payment for property, plant and equipment and intangibles		**(222.0)**	(166.8)	**(0.9)**	(2.4)
Repayment of loans to controlled entities		**-**	-	**497.7**	526.1
Net cash flows from investing activities		**(206.1)**	(161.0)	**496.8**	523.7
Cash flows from financing activities					
Net proceeds from borrowings		**16.0**	22.0	**-**	-
Dividends paid		**(385.2)**	(348.4)	**(385.2)**	(348.4)
On-market share purchases for dividend reinvestment plan		**(108.2)**	(134.6)	**(108.2)**	(134.6)
Payments for on-market share buy back		**(4.1)**	(4.7)	**(4.1)**	(4.7)
Proceeds from exercise of options		**2.2**	2.7	**2.2**	2.7
Loan advanced to related party		**(3.0)**	-	**(3.0)**	-
Repayment of employee share loans		**2.0**	16.0	**-**	0.8
Net cash flows from financing activities		**(480.3)**	(447.0)	**(498.3)**	(484.2)
Net increase/(decrease) in cash held		**(34.1)**	0.7	**(15.2)**	(6.7)
Cash at the beginning of the financial year		**207.3**	206.6	**39.9**	46.6
Cash at the end of the financial year	23	**173.2**	207.3	**24.7**	39.9

The accompanying notes form an integral part of this cash flow statement.

Statement of recognised income and expense
For the year ended 30 June 2008

		Consolidated		Tabcorp Holdings	
		2008	2007	**2008**	2007
	Note	**$m**	$m	**$m**	$m
Change in fair value of cash flow hedges		**69.6**	45.9	**-**	-
Actuarial loss on defined benefit plan	27	**(1.1)**	(0.8)	**(1.1)**	(0.8)
Income tax (expense)/benefit on items taken directly to equity	4	**(20.5)**	(13.6)	**0.3**	0.3
Net income/(expense) recognised directly in equity		**48.0**	31.5	**(0.8)**	(0.5)
Net profit/(loss) after tax		***(165.0)***	449.5	**(184.4)**	273.1
Total recognised income and expense for the period		**(117.0)**	481.0	**(185.2)**	272.6
Attributable to:					
Members of the parent entity		**(116.6)**	481.9	**(185.2)**	272.6
Minority interest		**(0.4)**	(0.9)	**-**	-
		(117.0)	481.0	**(185.2)**	272.6

The accompanying notes form an integral part of this statement of recognised income and expense.

Notes to the financial statements
For the year ended 30 June 2008

1. Significant accounting policies and corporate information

Tabcorp Holdings Limited ('the Company') is a company limited by shares which are traded on the Australian Securities Exchange. The Company is incorporated and domiciled in Australia. The financial report of the Company for the year ended 30 June 2008 comprises the Company and its subsidiaries (collectively referred to as 'the Group') and the Group's interest in joint ventures.

The financial report was authorised for issue by the directors on 20 August 2008.

(a) Statement of compliance

New Australian Accounting Standards

Australian Accounting Standards that have been recently issued or amended but are not yet effective have not been applied to the financial report.

The following amendments by the AASB to Australian Accounting Standards are currently being assessed by management but are not expected to have a material impact on the Group's financial position and performance, however increased disclosures may be required in the Group's financial statements.

AASB Reference	Title	Application date for Group
AASB 3	Business Combinations	1 July 2009
AASB 8	Operating Segments	1 July 2009
AASB 101	Presentation of Financial Statements	1 July 2009
AASB 123	Borrowing Costs	1 July 2009
AASB 127	Consolidated and Separate Financial Statements	1 July 2009
AASB 2007-3	Amendments to Australian Accounting Standards arising from AASB 8	1 July 2009
AASB 2007-6	Amendments to Australian Accounting Standards arising from AASB 123	1 July 2009
AASB 2007-8	Amendments to Australian Accounting Standards arising from AASB 101	1 July 2009
AASB 2008-1	Amendments to Australian Accounting Standard - Share-based Payments: Vesting Conditions and Cancellations	1 July 2009
AASB 2008-3	Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127	1 July 2009

AASB Reference	Title	Application date for Group
Interpretation 4	Determining whether an Arrangement contains a Lease	1 July 2008
Interpretation 13	Customer Loyalty Programmes	1 July 2008
Interpretation 14	AASB 119 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	1 July 2008
Amendments to International Financial Reporting Standards	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate	1 July 2009
	Improvements to IFRSs	1 July 2009

The Group has adopted AASB 7 'Financial Instruments: Disclosures' and all consequential amendments which became applicable on 1 July 2007. The adoption of this standard has only impacted the disclosure in these financial statements. There has been no impact on profit and loss or the financial position of the entity.

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). The financial report also complies with International Financial Reporting Standards ('IFRS') as issued by the International Accounting Standards Board.

(b) Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia.

The financial report is presented in Australian dollars.

The financial report is prepared on the historical cost basis, except for derivative financial instruments, other receivables and pension assets that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged. Non current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

Notes to the financial statements (continued)

For the year ended 30 June 2008

1. Significant accounting policies and corporate information (continued)

(b) Basis of preparation (continued)

The accounting policies have been applied consistently throughout the Group for the purposes of this financial report.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the financial report and Directors' report have been rounded off to the nearest hundred thousand dollars, unless otherwise stated.

(c) Accounting estimates and assumptions

Significant accounting estimates and assumptions

The carrying amount of certain assets and liabilities are often determined based on estimates and assumptions of future events.

The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Impairment of goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash generating units to which the goodwill and intangibles with indefinite useful lives are allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives are described in note 15.

(d) Basis of consolidation

Controlled entities

Controlled entities are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of controlled entities are included in the consolidated financial report from the date control commences until the date that control ceases. The financial statements of the controlled entities are prepared for the same reporting period as the Company, using consistent accounting policies.

Joint ventures

Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement.

Jointly controlled entities

Investments in jointly controlled entities are accounted for using equity accounting principles and are carried at the lower of the equity accounted amount and the recoverable amount.

The Group's share of the jointly controlled entity's net profit or loss is recognised in the consolidated income statement from the date joint control commences until the date joint control ceases. Other movements in reserves are recognised directly in consolidated reserves.

Jointly controlled operations and assets

The interest of the Group in unincorporated joint ventures and jointly controlled assets are brought to account by recognising in its financial statements the assets it controls, the liabilities it incurs, the expenses it incurs, and the share of income that it earns from the sale of goods or services by the joint venture.

Transactions eliminated on consolidation

Intragroup balances, and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

(e) Foreign currency

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement.

Non monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Non monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

(f) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on re-measurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for cash flow hedge accounting, any resultant gain or loss may be deferred to reserves.

The fair value of interest rate swap and cross currency swap contracts is determined by reference to market values for similar instruments.

(g) Hedging

Cash flow hedges

Where a derivative financial instrument is designated as a hedge to the exposure to the variability in cash flows that are attributable to a particular risk associated with a recognised asset or liability, or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the forecast transaction subsequently results in the recognition of a non financial asset or liability, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non financial asset or liability. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement (i.e. when interest income or expense is recognised).

For cash flow hedges, the effective part of any gain or loss on the derivative financial instrument is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects the income statement. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the designation of the hedge relationship is revoked but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above when the transaction occurs. If the hedged transaction is no longer expected to take place, then the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

Fair value hedges

Where a derivative financial instrument is designated as a hedge of the variability of changes in the fair value of a recognised asset or liability or an unrecognised firm commitment, any gain or loss on the derivative is recognised directly in the income statement.

(h) Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Wagering and gaming revenue

Revenue is recognised as the residual value after deducting the statutory return to customers from the wagering and gaming turnover.

Casino revenue

Revenue is recognised as the net gaming win plus the retail sale of food, beverages, accommodation and other services.

Fixed odds betting revenue

Revenue is recognised as the net win or loss on an event. The amounts bet on an event are recognised as a liability until the outcome of the event is determined, at which time the revenue is brought to account. Open betting positions are carried at fair market value and gains and losses arising on these positions are recognised in revenue.

Provision of technology services

Revenue is recognised where the contracted outcome can be reliably measured and control of the right to be compensated for the services exists under the contractual agreement.

Sale of goods

Revenue is recognised when:

- the significant risks and rewards of ownership of the goods have passed to the buyer;
- it is probable consideration will pass from the buyer in accordance with an established arrangement; and
- the amount of consideration can be reliably measured.

Media operations revenue

Revenue includes subscription income, advertising revenue and product recoveries, and is recognised once the service has been rendered.

Interest

Revenue is recognised as the interest accrues, using the effective interest rate method.

Dividends

Revenue is recognised when the right to receive payment is established.

Notes to the financial statements (continued)

For the year ended 30 June 2008

1. Significant accounting policies and corporate information (continued)

(i) Finance costs

Finance costs are recognised as an expense when incurred.

Borrowing costs directly associated with qualifying assets are capitalised, including any other associated costs directly attributable to the borrowing.

(j) Taxation

Income tax

Income tax comprises current and deferred income tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the period and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for:

- goodwill; and
- the initial recognition of an asset or liability in a transaction which is not a business combination and that affect neither accounting nor taxable profit at the time of the transaction.

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Goods and services tax

Revenues, expenses, assets and liabilities are recognised net of the amount of GST except:

- when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

(k) Cash

Cash comprises cash balances and call deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash for the purpose of the cash flow statement.

(l) Receivables

Trade receivables are recognised and carried at original invoice amount less an allowance for any uncollectible amount (where applicable). An allowance for doubtful debts is made when there is objective evidence that collection of the full amount is no longer probable. Factors considered when determining if an impairment exists include ageing and timing of expected receipts, management's experienced judgement and facts in the individual situation. Bad debts are written off when identified.

(m) Inventories

Inventories include consumable stores, food and beverages, finished goods and work in progress, and are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(n) Other receivables

Other receivables are initially recognised at amortised cost. Subsequent increases in receivables due to the passage of time or resulting from a revision of the estimate of cash inflows are recognised in the income statement. An allowance for impairment is recognised when there is objective evidence that the Group will not be able to collect the receivable.

(o) Non current assets held for sale and discontinued operations

Assets classified as held for sale (and all assets and liabilities in a disposal group) are recognised at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in the income statement. The same applies to gains and losses on subsequent re-measurement. No depreciation or amortisation is charged on these assets while they are classified as held for sale.

A discontinued operation is a component of the Group's business that represents a separate major line of business or is a controlled entity acquired or held exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier.

(p) Investment in controlled entities

All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

(q) Property, plant and equipment

Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (refer to note 1(s)).

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Leased assets

Leases where the lessee assumes substantially all the risks and rewards of ownership are classified as finance leases.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term.

Depreciation

Depreciation is charged to the income statement on a straight line basis over the estimated useful lives of each part of an item of property, plant and equipment other than land, which is not depreciated.

Useful life	
Buildings	10 - 95 years
Leasehold improvements	4 - 75 years
Plant and equipment	5 - 19 years

(r) Intangible assets

Goodwill arising from business combinations

All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Impairment

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated at acquisition date to each cash generating unit or group of cash generating units expected to benefit from the business combination's synergies and is not amortised but is tested annually for impairment. Impairment is determined by assessing the recoverable amount of the cash generating unit or units, to which the goodwill relates. When the recoverable amount of the cash generating unit or units is less than the carrying amount, an impairment loss is recognised. Impairment losses are recognised directly in the income statement and are not subsequently reversed.

Negative goodwill arising on an acquisition is recognised directly in the income statement.

Refer to note 15 for further details of key assumptions included in the impairment calculation.

Other intangible assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses (refer to note 1(s)). The cost of internally developed software includes the cost of materials, direct labour and an appropriate proportion of overheads. Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

Amortisation

Amortisation of intangible assets is charged to the income statement as follows:

Victorian wagering and gaming licences:

The licences are amortised on a straight line basis over the remaining life of the licences from inception in 1994 until expiry in 2012.

Star City casino licence:

The licence is amortised on a straight line basis from its date of issue until expiry in 2093.

Treasury casino licence:

The licence is amortised on a straight line basis over the remaining life of the licence from the date of acquisition until expiry in 2070.

Queensland Keno licence:

The licence is amortised on a straight line basis over the remaining life of the licence from the date of acquisition until expiry in 2022.

NSW wagering licence:

The licence is amortised on a straight line basis over the remaining life of the licence from the date of acquisition until expiry in 2097.

Notes to the financial statements (continued)

For the year ended 30 June 2008

1. Significant accounting policies and corporate information (continued)

(r) Intangible assets (continued)

Other licences:

Other licences are amortised on a straight line basis over the life of the licences.

Other intangible assets:

Other intangibles relate to the contribution to the construction costs of the state government owned Gold Coast Convention and Exhibition Centre. The Group's Gold Coast casino is deriving future benefits from the contribution, which is being amortised over a period of 50 years.

Customer contracts are amortised over a period of 12 years, being the estimated life of the contracts.

Software is amortised on a straight line basis over its useful life, which varies from 5 to 8 years.

Intangibles relating to brand names, broadcast rights and media content are not being amortised as the directors believe that the life of these intangibles to the Group will not materially diminish over time, and the residual value at the end of that life would be such that the amortisation charge, if any, would not be material. These assets, together with goodwill, are tested annually for impairment.

(s) Impairment of non financial assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. When an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated as it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Impairment losses are recognised immediately in the income statement.

Refer to note 15 for further details of key assumptions included in the impairment calculation.

(t) Payables

Payables are stated at amortised cost.

(u) Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recorded as a finance cost.

Restructuring

A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring either has commenced, has been announced publicly, or has no realistic probability of withdrawal. Future operating costs are not provided for in the provision for restructuring.

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Self insurance

Where the Group self insures for workers' compensation, a provision is recognised in the balance sheet, which includes a prudential margin.

Management agreement

A provision was made for the management agreement for the Gold Coast and Brisbane casinos being the present value of the liability net of the asset acquired. The provision was included in the determination of the fair value of the net assets and liabilities of Jupiters Limited acquired in 2003. The increase in the provision due to the passage of time is recognised as a finance cost in the income statement.

(v) Interest bearing liabilities

Interest bearing liabilities are recognised initially at fair value plus directly attributable transaction costs. Subsequent to initial recognition, interest bearing liabilities are recognised at amortised cost. Amortised cost is calculated using the effective interest rate method. Gains and losses are recognised in the income statement when the liabilities are derecognised in addition to the amortisation process.

(w) Employee benefits

Post-employment benefits

Accumulation plan

The Group's commitment to accumulation plans is limited to making the contributions in accordance with the minimum statutory requirements. There is no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees relating to current and past employee services.

Contributions to accumulation plans are recognised as expenses in the income statement as the contributions become payable. A liability is recognised when the Group is required to make future payments as a result of employees' services provided.

Defined benefit plan

The Group operates a defined benefit plan which is recognised in the balance sheet as the difference between the present value of the estimated future benefits that will be payable to plan members and the fair value of the plan's assets. At reporting date, where the fair value of the plan assets exceeds the present value of the defined benefit obligations, the net surplus is recognised as an asset. When the fair value of the plan assets is less than the present value of the defined benefit obligation, the net deficit is recognised as a liability.

An annual adjustment is made to recognise all movements in the carrying amount of the plan as income or expense in the income statement, except for the portion of the movement that is attributable to actuarial gains and losses, which are recognised directly in equity. Actuarial gains and losses represent the difference between previous actuarial assumptions of future outcomes and the actual outcome, in addition to the effect of changes in actuarial assumptions.

Long service leave

The Group's net obligation in respect of long term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted using the rates attached to the Commonwealth Government bonds at the balance sheet date which have maturity dates approximating to the terms of the Group's obligations.

Wages, salaries and annual leave

Liabilities for employee benefits of salaries, wages and annual leave represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration rates the Group expects to pay, including related on-costs when the liability is expected to be settled.

Share based payment transactions

The Group operates the Long Term Performance Plan (LTPP), which is available at the most senior executive levels. Under the LTPP, employees may become entitled to Performance Rights (and prior to July 2007, also Performance Options) in the Company.

The fair value of Performance Rights and Options is measured at grant date and is recognised as an employee expense (with a corresponding increase in equity) over four years (three years for instruments issued prior to 30 June 2006) irrespective of whether the Performance Rights and Options vest to the holder. A reversal of the expense is only recognised in the event the instruments lapse due to cessation of employment within the four year period (three year period for instruments issued prior to 30 June 2006).

The fair value of the Performance Rights and Options is determined by an external valuer and takes into account the terms and conditions upon which the Performance Rights and Options were granted.

The dilutive effect, if any, of outstanding Performance Rights and Options is reflected in the computation of diluted earnings per share.

In addition, the Group operates the Short Term Performance Plan (STPP). Participants in the STPP have the opportunity to voluntarily sacrifice part or all of the award payable under the STPP into shares. The cost of the shares is recognised in the year of performance. For certain senior executives, it is mandatory to defer one third of their STPP into Restricted Shares, which are subject to a three year service condition.

In the previous year, a Medium Term Performance Plan (MTPP) operated for senior executives. Participants in the MTPP became entitled to Restricted Shares, which are subject to a two year service condition.

The cost of the Restricted Shares is based on the market price at grant date and is recognised over a three year period for STPP and a two year period for MTPP.

Restricted Shares may be issued to executives as an incentive upon appointment or for retention. The fair value of Restricted Shares is recognised as an employee expense over the relevant vesting period.

Refer to note 26 for further details on the share based payment transactions.

(x) Rental in advance

The payment made for rental in advance for the Star City casino site for 12 years was deferred in the balance sheet at the nominal amount and amortised over 12 years commencing from the date of issue of the casino licence in December 1994. The amount is now fully amortised.

The payment made for rental in advance in respect of a property adjacent to the Star City casino has been deferred in the balance sheet at the nominal amount and is being amortised over 95 years from the commencement of the rental of the site in 1997.

(y) Deferred revenue

Deferred revenue includes subscriptions received before the end of the financial year, but relating to future periods.

Notes to the financial statements (continued)

For the year ended 30 June 2008

1. Significant accounting policies and corporate information (continued)

(z) Issued capital

Issued and paid up capital is recognised at the fair value of the consideration received.

Any transaction costs directly attributable to the issue of ordinary shares are recognised directly in equity, net of tax, as a reduction of the share proceeds received.

The balance of limited recourse loans provided to employees to participate in employee share plans are recorded as Treasury Shares, which is recognised as a reduction in issued capital. No such loans have been granted since 2003.

The amount which has been credited to the employee equity benefit reserve in relation to Performance Rights and Options is transferred to issued capital to the extent the relevant Performance Rights and Options vest.

(aa) Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services which are subject to risks and rewards that are different from those of other segments.

(ab) Earnings per share

Basic earnings per share is calculated as net profit attributable to members of the Company, adjusted to exclude any costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members of the Company, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non discretionary changes in revenue or expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(ac) Capitalised costs

Capitalised costs relating to development projects and potential business acquisitions are recognised as an asset when it is:

- probable that any future economic benefit associated with the item will flow to the entity; and
- it can be reliably measured.

If it becomes apparent that the development or acquisition will not occur the amount is expensed to the income statement.

		Consolidated		Tabcorp Holdings	
		2008	2007	**2008**	2007
	Note	**$m**	$m	**$m**	$m
2. Revenue and expenses					
(a) Other revenues:					
Finance revenue					
- interest revenue		**9.3**	8.6	**3.4**	2.3
- unwinding of discount on receivables		**40.6**	-	**40.6**	-
Dividend revenue received from controlled entities		**-**	-	**294.7**	296.6
Other revenue items		**35.5**	40.1	**20.1**	23.1
		85.4	48.7	**358.8**	322.0
(b) Other income:					
Net gain on disposal of controlled entity		**0.4**	-	**-**	-
Net gain/(loss) on disposal of non current assets		**1.4**	(2.0)	**(0.1)**	(0.9)
Net foreign exchange gain		**0.3**	0.5	**-**	-
		2.1	(1.5)	**(0.1)**	(0.9)
(c) Depreciation:					
- buildings		**12.0**	14.4	**-**	-
- leasehold improvements		**13.8**	14.3	**-**	-
- plant and equipment		**76.8**	75.4	**0.7**	1.5
		102.6	104.1	**0.7**	1.5
(d) Amortisation:					
- Victorian licences		**26.6**	-	**26.6**	-
- Victorian licences - prior periods net adjustment	13	**27.1**	-	**27.1**	-
- NSW wagering licence		**3.7**	3.7	**-**	-
- Star City and Treasury casino licences		**3.2**	3.2	**-**	-
- Queensland Keno licence		**2.3**	2.4	**-**	-
- customer contracts and relationships		**0.2**	0.2	**-**	-
- software		**26.5**	23.6	**0.6**	1.4
- rental in advance		**0.2**	4.7	**-**	-
- other		**0.5**	0.4	**-**	-
		90.3	38.2	**54.3**	1.4

	Consolidated		Tabcorp Holdings	
	2008	2007	**2008**	2007
	$m	$m	**$m**	$m
(e) Employment costs:				
Included in employment costs:				
- defined benefit plan expense	**1.4**	0.6	**1.4**	0.6
- defined contribution plan expense	**37.3**	38.4	**0.2**	0.7
- share based payments expense	**3.4**	3.7	**1.3**	1.0
- reorganisation costs	**(0.1)**	37.0	**0.1**	27.5
	42.0	79.7	**3.0**	29.8
(f) Operating lease rentals:				
- minimum lease payments	**27.7**	27.6	**2.7**	1.5
(g) Other expenses include:				
- cost of sales	**69.6**	66.3	-	-
(h) Finance costs:				
- interest costs	**167.8**	161.8	-	-
- other finance costs	**4.6**	3.2	-	-
- unwinding of discounts	**6.8**	5.2	-	-
- (gain)/loss on fair value hedges	**(10.8)**	2.1	-	-
	168.4	172.3	-	-
(i) Impairment:				
- goodwill	**194.0**	-	-	-
- other receivables	**474.6**	-	**474.6**	-
- property, plant and equipment	**39.0**	2.2	-	-
	707.6	2.2	**474.6**	-

	Consolidated		Tabcorp Holdings	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
3. Auditor's remuneration				
Amounts received or due and receivable by Ernst & Young for:				
- audit and review of the financial report of the Company and any other entity in the Group	**1,319**	1,383	**341**	379
- other services in relation to the Company and any other entity in the Group:				
- other audit services	**331**	89	-	-
- other regulatory audit services	**125**	97	-	-
- other assurance	-	15	-	-
	1,775	1,584	**341**	379

The auditor of the Company and its controlled entities is Ernst & Young. From time to time, Ernst & Young provides other services to the Group, which are subject to strict corporate governance procedures encompassing the selection of service providers and the setting of their remuneration. The Chairman of the Audit Committee must approve any other services provided by Ernst & Young to the Group.

	Consolidated		Tabcorp Holdings	
	2008	2007	**2008**	2007
	$m	$m	**$m**	$m
4. Income tax				
(a) Income tax expense				
The major components of income tax expense are:				
Current tax expense	**220.5**	181.8	**6.8**	(3.8)
Adjustments in respect of current income tax of previous years:				
- affecting provision for income tax	**0.5**	(4.4)	**0.1**	(1.4)
- affecting deferred tax balances	**(4.0)**	(2.0)	**(0.1)**	(0.3)
Deferred income tax expense relating to the origination and reversal of temporary differences	**4.2**	14.7	**0.6**	(6.6)
Income tax expense/(benefit) reported in the income statement	**221.2**	190.1	**7.4**	(12.1)

Notes to the financial statements (continued)

For the year ended 30 June 2008

	Consolidated		Tabcorp Holdings	
	2008	2007	**2008**	2007
	$m	$m	**$m**	$m
4. Income tax (continued)				
Aggregate current and deferred tax relating to items charged or credited to equity:				
Change in value of cash flow hedges	**20.8**	13.9	**-**	-
Actuarial loss on defined benefit plan	**(0.3)**	(0.3)	**(0.3)**	(0.3)
Income tax expense/(benefit) reported in equity	**20.5**	13.6	**(0.3)**	(0.3)
Income tax expense				
A reconciliation between income tax expense and the product of accounting profit before income tax multiplied by the income tax rate is as follows:				
Accounting profit/(loss) before income tax expense	**56.2**	639.6	**(177.0)**	261.0
At the Group's statutory income tax rate of 30%	**(16.9)**	(191.9)	**53.1**	(78.3)
- dividends received	**-**	-	**88.4**	89.0
- impairment of goodwill and other receivables	**(200.6)**	-	**(142.4)**	-
- amortisation of Victorian licences	**(16.1)**	-	**(16.1)**	-
- unwinding of discount on receivables	**12.2**	-	**12.2**	-
- prepaid rent	**(1.8)**	(1.6)	**-**	-
- international business costs	**0.8**	(1.3)	**-**	-
- sundry items	**(2.3)**	(1.7)	**(2.6)**	(0.3)
- over provision in prior years	**3.5**	6.4	**-**	1.7
Aggregate income tax (expense)/benefit	**(221.2)**	(190.1)	**(7.4)**	12.1

	Consolidated		Tabcorp Holdings	
	2008	2007	**2008**	2007
	$m	$m	**$m**	$m
(b) Deferred tax assets				
The balance comprises temporary differences attributable to:				
Amounts recognised in the income statement:				
Doubtful debts	**5.4**	2.5	**-**	-
Employee benefits	**21.3**	20.2	**2.3**	1.0
Merger/acquisition costs	**1.6**	3.6	**0.7**	0.8
Provision for management agreement	**8.6**	13.7	**-**	-
Provision for restructuring costs	**2.0**	5.6	**1.4**	4.3
Provision for onerous contract - surplus lease space	**1.1**	1.5	**-**	-
Fair value of cross currency swaps	**9.8**	8.3	**-**	-
Minor assets	**0.6**	1.0	**-**	-
Other provisions	**3.8**	1.3	**1.8**	1.6
Accrued expenses	**11.3**	11.3	**1.7**	1.1
Jackpots	**2.3**	2.0	**-**	-
	67.8	71.0	**7.9**	8.8
Deferred tax assets set off	**67.8**	71.0	**-**	-
Deferred tax liabilities set off	**-**	-	**0.3**	0.7
Net deferred tax assets	**-**	-	**7.6**	8.1
Movements:				
Opening balance at 1 July	**71.0**	83.3	**8.8**	2.2
Credited/(charged) to the income statement	**(3.2)**	(2.1)	**(0.9)**	6.6
Transfer to deferred tax liabilities	**-**	(10.2)	**-**	-
Closing balance at 30 June	**67.8**	71.0	**7.9**	8.8

	Consolidated		Tabcorp Holdings	
	2008	2007	**2008**	2007
	$m	$m	**$m**	$m
(c) Deferred tax liabilities				
The balance comprises temporary differences attributable to:				
Amounts recognised in the income statement:				
Prepayments	**0.9**	5.1	**-**	-
Inventories	**4.5**	3.3	**-**	-
Unclaimed dividend adjustment	**4.7**	4.8	**-**	-
Prepaid rent	**37.7**	35.2	**-**	-
Fair value of US dollar private placement	**12.0**	7.3	**-**	-
Intangibles	**17.4**	11.8	**0.4**	0.4
Licences	**184.9**	187.1	**-**	-
Property, plant and equipment	**68.3**	83.2	**0.5**	0.2
Other	**6.4**	1.1	**-**	-
Amounts recognised directly in equity:				
Fair value of cash flow hedges	**24.6**	3.7	**-**	-
Actuarial gains/(losses) on defined benefit plans	**(0.6)**	0.1	**(0.6)**	0.1
	360.8	342.7	**0.3**	0.7
Deferred tax assets set off	**67.8**	71.0	**-**	-
Deferred tax liabilities set off	**-**	-	**0.3**	0.7
Net deferred tax liabilities	**293.0**	271.7	**-**	-
Movements:				
Opening balance at 1 July	**342.7**	329.4	**0.7**	0.9
Charged/(credited) to the income statement	**(2.4)**	9.9	**(0.1)**	0.1
Charged/(credited) to equity	**20.5**	13.6	**(0.3)**	(0.3)
Transfer from deferred tax assets	**-**	(10.2)	**-**	-
Closing balance at 30 June	**360.8**	342.7	**0.3**	0.7

Tax Consolidation

Effective 1 July 2002, Tabcorp Holdings Limited ('the Head Company') and its 100% owned subsidiaries formed an income tax consolidation group. Members of the tax consolidation group entered into a tax sharing arrangement that provides for the allocation of income tax liabilities between the entities should the Head Company default on its tax payment obligations. At balance date, the possibility of default is remote.

Tax effect accounting by members of the tax consolidation group

Members of the tax consolidation group have entered into a tax funding agreement effective from 1 July 2005. Under the terms of the tax funding agreement, the Head Company and each of the members in the tax consolidation group have agreed to make a tax equivalent payment to or from the Head Company, based on the current tax liability or current tax asset of the member. Deferred taxes are recorded by members of the tax consolidation group in accordance with the principles of AASB 112 'Income Taxes'. Calculations under the tax funding agreement are undertaken for statutory reporting purposes.

The allocation of taxes under the tax funding agreement is recognised as either an increase or decrease in the subsidiaries' intercompany accounts with the tax consolidation group Head Company. The Group has chosen to adopt the Group Allocation method as outlined in Interpretation 1052 'Tax Consolidation Accounting' as the basis to determine each members' current and deferred taxes. The Group Allocation method as adopted by the Group will not give rise to any contribution or distribution of the subsidiaries' equity accounts as there will not be any differences between the current tax amount that is allocated under the tax funding agreement and the amount that is allocated under the Group Allocation method.

Notes to the financial statements (continued)

For the year ended 30 June 2008

	Note	Consolidated 2008 $m	Consolidated 2007 $m	Tabcorp Holdings 2008 $m	Tabcorp Holdings 2007 $m
5. Dividends					
Dividends declared and paid during the year on ordinary shares					
(a) Final dividend for 2007 of 47.0 cents (2006: 45.0 cents)		**246.7**	236.2	**246.7**	236.2
(b) Interim dividend for 2008 of 47.0 cents (2007: 47.0 cents)		**246.7**	246.8	**246.7**	246.8
	21	**493.4**	483.0	**493.4**	483.0
Dividends declared after balance date					
Since the end of the financial year, the directors declared the following dividend:					
Special - 47.0 cents per share		**246.7**	-	**246.7**	-
Final - 47.0 cents per share		-	246.7	-	246.7
The financial effect of this dividend has not been brought to account in the financial statements and will be recognised in subsequent financial reports (refer to note 31).					
Franking credit balance					
Franking credits available at the 30% corporate tax rate after allowing for tax payable provided for in the financial statements, payment of dividends provided and receipt of dividends receivable as at balance date - calculated under the tax paid basis:				**193.8**	191.3
Franking credits available once the impact of dividends declared after balance date has been incorporated:				**88.1**	85.6

Dividends on ordinary shares are fully franked at a tax rate of 30%.

	Consolidated 2008 $m	Consolidated 2007 $m
6. Earnings per share		
(a) Earnings used in calculating earnings per share		
Basic and diluted earnings per share		
Net profit/(loss) attributable to members of the parent entity	**(164.6)**	450.4

	Consolidated 2008 Number	Consolidated 2007 Number
(b) Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used in calculating basic earnings per share	**524,927,016**	524,927,016
Effect of dilution:		
- Options and Performance Options	**239,040**	659,559
- Performance Rights	**518,563**	406,940
Weighted average number of ordinary shares adjusted for the effect of dilution	**525,684,619**	525,993,515
Weighted average number of converted, lapsed or cancelled potential ordinary shares included in diluted earnings per share	**77,581**	51,665

(c) Information concerning the classification of securities

(i) Options and Performance Options

Options and Performance Options granted to employees are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The Options and Performance Options have not been included in the determination of basic earnings per share. Details relating to Options and Performance Options are set out in note 26.

The following Performance Options granted are not included in the calculation of diluted earnings per share because they are not dilutive. These Performance Options could potentially dilute basic earnings per share in the future:

		Consolidated	
	Note	2008 Number	2007 Number
- Issue date 7 September 2004	26	**859,474**	-
- Issue date 3 March 2005	26	**38,834**	50,574
- Issue date 7 September 2005	26	**687,289**	731,765
- Issue date 3 March 2006	26	**120,343**	-
- Issue date 3 April 2006	26	**112,500**	112,500
- Issue date 17 November 2006	26	**896,005**	955,964

(ii) Performance Rights

Performance Rights granted to employees are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The Performance Rights have not been included in the determination of basic earnings per share. Details relating to Performance Rights are set out in note 26.

There have been no other significant transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

		Consolidated		Tabcorp Holdings	
		2008	2007	2008	2007
	Note	$m	$m	$m	$m
7. Cash and cash equivalents					
Cash on hand and in banks		**98.5**	108.4	**2.1**	4.7
Short term deposits, maturing within 30 days		**74.7**	93.8	**22.6**	35.2
		173.2	202.2	**24.7**	39.9
8. Receivables					
Current					
Trade debtors		**61.1**	28.1	-	-
Allowance for doubtful debts[a]		**(18.1)**	(9.8)	-	-
		43.0	18.3	-	-
Sundry debtors		**21.8**	13.3	**0.2**	0.1
Amounts receivable from controlled entities	29	-	-	**2,312.9**	2,446.7
		64.8	31.6	**2,313.1**	2,446.8

(a) Allowance for doubtful debts

Trade debtors are non-interest bearing and are generally 30 day terms.

An allowance for doubtful debts is recognised when there is objective evidence that an individual trade debt is impaired.

	Consolidated		Tabcorp Holdings	
	2008	2007	2008	2007
	$m	$m	$m	$m
Movements in the allowance for doubtful debts:				
Allowance for doubtful debts at the beginning of the year	**(9.8)**	(10.9)	-	-
Net doubtful debt (expense)/reversal for the year[i]	**(8.7)**	0.6	-	-
Amounts written off[i]	**0.4**	0.5	-	-
	(18.1)	(9.8)	-	-

(i) Amounts are included in other expenses.

	0 - 30 days	> 30 days	Total
Ageing analysis of trade debtors	$m	$m	$m
2008 - Consolidated			
Current	**34.6**	-	**34.6**
Past due not impaired	-	**8.4**	**8.4**
Considered impaired	-	**18.1**	**18.1**
	34.6	**26.5**	**61.1**
2007 - Consolidated			
Current	13.4	-	13.4
Past due not impaired	-	4.9	4.9
Considered impaired	1.5	8.3	9.8
	14.9	13.2	28.1

Other balances within receivables do not contain doubtful debts and are not past due. It is expected that these other balances will be received when due.

Notes to the financial statements (continued)

For the year ended 30 June 2008

	Note	Consolidated 2008 $m	Consolidated 2007 $m	Tabcorp Holdings 2008 $m	Tabcorp Holdings 2007 $m
9. Inventories					
Consumable stores at cost		**14.1**	16.7	-	-
Provision for obsolescence		**(0.7)**	(2.0)	-	-
		13.4	14.7	-	-
Finished goods and stores at net realisable value		-	0.4	-	-
		13.4	15.1	-	-
10. Other assets					
Current					
Prepayments		**17.5**	15.7	**2.3**	2.5
Rental in advance		**0.2**	0.3	-	-
Other		**5.9**	2.7	-	-
		23.6	18.7	**2.3**	2.5
Non current					
Prepayments		**10.1**	0.8	-	-
Rental in advance		**11.3**	11.5	-	-
Pension asset	27	-	0.3	-	0.3
Other		**2.1**	1.1	-	-
		23.5	13.7	-	0.3
11. Assets and liabilities held for sale					
Assets held for sale					
Current					
Cash and cash equivalents		-	5.1	-	-
Receivables		-	0.1	-	-
Property, plant and equipment		-	6.6	-	-
Intangibles		-	3.3	-	-
		-	15.1	-	-
Liabilities held for sale					
Current					
Payables		-	4.6	-	-

The assets and liabilities held for sale related to certain international operations, which were disposed of on 19 December 2007.

	Consolidated 2008 $m	Consolidated 2007 $m	Tabcorp Holdings 2008 $m	Tabcorp Holdings 2007 $m
12. Property, plant and equipment				
Land and buildings:				
Freehold land:				
- at cost(i)	**109.6**	111.2	-	-
Buildings:				
- at cost(i)	**915.9**	881.3	-	-
- accumulated depreciation and impairment	**(140.5)**	(105.8)	-	-
	775.4	775.5	-	-
Total land and buildings, net	**885.0**	886.7	-	-
Leasehold improvements:				
- at cost(i)	**344.0**	327.0	**0.4**	0.1
- accumulated depreciation	**(106.1)**	(91.1)	-	-
Total leasehold improvements, net	**237.9**	235.9	**0.4**	0.1
Plant and equipment:				
- at cost(i)	**997.4**	894.2	**8.3**	11.2
- accumulated depreciation and impairment	**(621.0)**	(555.0)	**(5.2)**	(5.0)
Total plant and equipment, net	**376.4**	339.2	**3.1**	6.2
	1,499.3	1,461.8	**3.5**	6.3
(i) Includes capital works in progress of:				
Freehold land - at cost	-	1.6	-	-
Buildings - at cost	**27.9**	73.2	-	-
Leasehold improvements - at cost	**10.6**	2.0	**0.4**	0.1
Plant and equipment - at cost	**80.2**	49.6	**2.0**	2.7
Total capital works in progress	**118.7**	126.4	**2.4**	2.8

Reconciliations	Freehold land $m	Buildings $m	Leasehold improvements $m	Plant and equipment $m
2008 - Consolidated				
Carrying amount at beginning of year	**111.2**	**775.5**	**235.9**	**339.2**
Additions	-	**35.4**	**17.7**	**139.5**
Reclassification/transfer	**(1.6)**	-	-	-
Disposals	-	-	-	**(0.9)**
Impairment	-	**(23.2)**	-	**(15.8)**
Depreciation expense	-	**(12.3)**	**(15.7)**	**(85.6)**
Carrying amount at end of year	**109.6**	**775.4**	**237.9**	**376.4**
2008 - Tabcorp Holdings Limited				
Carrying amount at beginning of year	-	-	**0.1**	**6.2**
Additions	-	-	**1.0**	**0.9**
Reclassification/transfer	-	-	**(0.7)**	**(3.2)**
Disposals	-	-	-	**(0.1)**
Depreciation expense	-	-	-	**(0.7)**
Carrying amount at end of year	-	-	**0.4**	**3.1**

Reconciliations	Freehold land $m	Buildings $m	Leasehold improvements $m	Plant and equipment $m
2007 - Consolidated				
Carrying amount at beginning of year	113.6	749.0	248.6	331.1
Additions	-	41.5	1.9	100.7
Reclassification/transfer	(1.8)	2.7	0.4	(0.2)
Disposals	(0.6)	(2.0)	-	(1.1)
Impairment	-	(1.0)	-	(1.2)
Transfer to assets held for sale	-	-	-	(6.6)
Depreciation expense	-	(14.7)	(15.0)	(83.5)
Carrying amount at end of year	111.2	775.5	235.9	339.2
2007 - Tabcorp Holdings Limited				
Carrying amount at beginning of year	-	-	-	7.4
Additions	-	-	0.1	1.5
Reclassification/transfer	-	-	-	(0.9)
Disposals	-	-	-	(0.3)
Depreciation expense	-	-	-	(1.5)
Carrying amount at end of year	-	-	0.1	6.2

Notes to the financial statements (continued)

For the year ended 30 June 2008

	Consolidated		Tabcorp Holdings	
	2008	2007	**2008**	2007
	$m	$m	**$m**	$m
13. Intangible assets - licences				
Victorian wagering and gaming licences[i]:				
- at cost	**477.9**	597.2	**477.9**	597.2
- accumulated amortisation	**(368.4)**	-	**(368.4)**	-
	109.5	597.2	**109.5**	597.2
NSW wagering licence:				
- at cost	**339.1**	339.1	-	-
- accumulated amortisation	**(14.8)**	(11.1)	-	-
	324.3	328.0	-	-
Star City and Treasury casino licences:				
- at cost	**294.7**	294.7	-	-
- accumulated amortisation	**(37.4)**	(34.2)	-	-
	257.3	260.5	-	-
Queensland Keno licence:				
- at cost	**43.7**	43.7	-	-
- accumulated amortisation	**(10.9)**	(8.6)	-	-
	32.8	35.1	-	-
	723.9	1,220.8	**109.5**	597.2

(i) Accounting for Victorian wagering and gaming licences

Since 1994, the Victorian wagering and gaming licences ('the Victorian licences') and the entitlement to receive a cash payment in respect of the Victorian licences were accounted for as a single intangible asset.

On 10 April 2008 the Victorian Government announced that it had decided to move to a new industry structure for gaming, wagering and keno in Victoria beyond 2012 and also stated that it had formed the view that the Company is not entitled to compensation ('the Announcement').

As a consequence of the Victorian Government statement of April 2008 in respect of the Victorian licences, the Company has determined that the most appropriate accounting treatment under AIFRS is to record two separate assets as follows:

(a) Intangible Asset – licences

An intangible asset representing the Company's right to use the Victorian licences for the 18 years until expiry in 2012 at cost of $477.9 million and with no residual value. As the Victorian licences have no residual value they are amortised on a straight line basis over the 18 year useful life until the Victorian licences expire in 2012.

(b) Other Receivables – Receivable in respect of Victorian licences

A financial asset representing the Company's entitlement to receive a cash payment of $686.8 million in respect of the Victorian licences at present value of $474.6 million at 30 June 2008, refer note 16.

Pursuant to section 4.3.12 of the Gambling Regulation Act 2003 (Vic) ('the Act') on the grant of new licences, the Company is entitled to be paid an amount equal to the licence value of the former licences or the premium paid by the new licensee, whichever is the lesser. The Company's estimate of the payment to be received in 2012 is $686.8 million.

In accordance with AASB 139 'Financial Instruments: Recognition and Measurement' the Company has assessed the estimated cash flows of the receivable for recoverability. Given the uncertainty created by the Announcement the Receivable in respect of the Victorian licences is considered impaired and the full value has been provided for at 30 June 2008.

The Company intends to pursue all available options in relation to recovery of the payment from the Government.

The Company has determined that the financial effect of the revised accounting treatment is not material to the prior period, and therefore the prior period has not been restated. The financial effect of a restatement of the prior period would have been as follows:

- net assets and retained earnings decrease by $27.1 million;
- non-current other receivables increase by $434.0 million;
- intangible assets - licences decrease by $461.1 million; and
- net profit for the year ended 30 June 2007 increase of $10.6 million.

Reconciliations	Victorian wagering & gaming licences $m	NSW wagering licence $m	Star City & Treasury casino licences $m	Queensland Keno licence $m
2008 - Consolidated				
Carrying amount at beginning of year	**597.2**	**328.0**	**260.5**	**35.1**
Revision of accounting treatment[i]	**(461.1)**	-	-	-
Amortisation expense	**(26.6)**	**(3.7)**	**(3.2)**	**(2.3)**
Carrying amount at end of year	**109.5**	**324.3**	**257.3**	**32.8**
2008 - Tabcorp Holdings Limited				
Carrying amount at beginning of year	**597.2**	-	-	-
Revision of accounting treatment[i]	**(461.1)**	-	-	-
Amortisation expense	**(26.6)**	-	-	-
Carrying amount at end of year	**109.5**	-	-	-
2007 - Consolidated				
Carrying amount at beginning of year	597.2	331.7	263.7	37.5
Amortisation expense	-	(3.7)	(3.2)	(2.4)
Carrying amount at end of year	597.2	328.0	260.5	35.1
2007 - Tabcorp Holdings Limited				
Carrying amount at beginning of year	597.2	-	-	-
Carrying amount at end of year	597.2	-	-	-

	Consolidated 2008 $m	Consolidated 2007 $m	Tabcorp Holdings 2008 $m	Tabcorp Holdings 2007 $m
14. Intangible assets - other				
Goodwill:				
- at cost	**3,537.5**	3,537.5	-	-
- accumulated impairment	**(346.9)**	(152.9)	-	-
	3,190.6	3,384.6	-	-
Customer contracts and relationships:				
- at cost	**2.9**	2.9	-	-
- accumulated amortisation	**(1.0)**	(0.7)	-	-
	1.9	2.2	-	-
Software:				
- at cost[i]	**299.8**	251.9	**7.1**	10.5
- accumulated amortisation and impairment	**(141.1)**	(114.0)	**(3.6)**	(3.3)
	158.7	137.9	**3.5**	7.2
Other:				
- at cost	**20.6**	20.6	-	-
- accumulated amortisation	**(1.5)**	(1.1)	-	-
	19.1	19.5	-	-
Brand names at cost	**105.9**	105.9	-	-
Broadcast rights at cost	**6.5**	6.5	-	-
Media content at cost	**24.1**	24.1	-	-
	3,506.8	3,680.7	**3.5**	7.2
(i) Includes capital works in progress	**51.0**	18.6	**1.6**	1.5

Notes to the financial statements (continued)

For the year ended 30 June 2008

14. Intangible assets - other (continued)

Reconciliations	Goodwill $m	Customer contracts & relationships $m	Software $m	Other $m	Brand names $m	Broadcast rights $m	Media content $m
2008 - Consolidated							
Carrying amount at beginning of year	**3,384.6**	**2.2**	**137.9**	**19.5**	**105.9**	**6.5**	**24.1**
Additions							
- acquired	-	-	**3.9**	-	-	-	-
- internally developed	-	-	**46.7**	-	-	-	-
Disposals	-	-	**(0.1)**	-	-	-	-
Impairment(i)	**(194.0)**	-	-	-	-	-	-
Amortisation expense	-	**(0.3)**	**(29.7)**	**(0.4)**	-	-	-
Carrying amount at end of year	**3,190.6**	**1.9**	**158.7**	**19.1**	**105.9**	**6.5**	**24.1**
2008 - Tabcorp Holdings Limited							
Carrying amount at beginning of year	-	-	**7.2**	-	-	-	-
Additions - internally developed	-	-	**0.5**	-	-	-	-
Reclassification/ transfer	-	-	**(3.6)**	-	-	-	-
Amortisation expense	-	-	**(0.6)**	-	-	-	-
Carrying amount at end of year	-	-	**3.5**	-	-	-	-

(i) The impairment of goodwill in the wagering segment reflects the changing competitive environment, uncertainty in the regulatory regime and the impact of challenges in recent years including equine influenza.

Reconciliations	Goodwill $m	Customer contracts & relationships $m	Software $m	Other $m	Brand names $m	Broadcast rights $m	Media content $m
2007 - Consolidated							
Carrying amount at beginning of year	3,384.6	2.4	133.3	19.7	105.9	6.5	24.1
Additions							
- acquired	-	-	6.4	0.1	-	-	-
- internally developed	-	-	32.1	-	-	-	-
Reclassification/ transfer	-	-	(0.4)	-	-	-	-
Disposals	-	-	(4.3)	-	-	-	-
Transfer to assets held for sale	-	-	(3.3)	-	-	-	-
Amortisation expense	-	(0.2)	(25.9)	(0.3)	-	-	-
Carrying amount at end of year	3,384.6	2.2	137.9	19.5	105.9	6.5	24.1
2007 - Tabcorp Holdings Limited							
Carrying amount at beginning of year	-	-	26.4	-	-	-	-
Additions - internally developed	-	-	0.7	-	-	-	-
Reclassification/ transfer	-	-	(17.9)	-	-	-	-
Disposals	-	-	(0.6)	-	-	-	-
Amortisation expense	-	-	(1.4)	-	-	-	-
Carrying amount at end of year	-	-	7.2	-	-	-	-

15. Impairment testing of goodwill and intangibles with indefinite lives

Goodwill and intangible assets with indefinite useful lives (brand names, broadcast rights and media content) acquired through business combinations have been allocated to the applicable cash generating unit or group of units for impairment testing. Each cash generating unit represents a business operation of the Group.

Carrying amount of goodwill and intangible assets with indefinite useful lives allocated to each cash generating unit or group of units:

Cash generating unit(s) (Segment)	Star City (Casinos)	Conrad Jupiters (Casinos)	Conrad Treasury (Casinos)	Combined Wagering (Wagering)	Wagering Victoria (Wagering)	Wagering NSW (Wagering)	SKY Channel (Wagering)	Gaming Victoria (Gaming)	Queensland Keno (Gaming)	Other[(i)]	Total carrying amount
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
2008 - Consolidated											
Goodwill	**575.6**	**514.3**	**347.7**	**1,547.1**[(ii)]	-	-	-	**47.2**	**129.6**	**29.1**	**3,190.6**
Brand names	-	-	-	-	-	**98.8**	**6.7**	-	-	**0.4**	**105.9**
Broadcast rights	-	-	-	-	-	-	-	-	-	**6.5**	**6.5**
Media content	-	-	-	-	-	-	**24.1**	-	-	-	**24.1**
	575.6	**514.3**	**347.7**	**1,547.1**	-	**98.8**	**30.8**	**47.2**	**129.6**	**36.0**	**3,327.1**
2007 - Consolidated											
Goodwill	575.6	514.3	347.7	-	209.3	1,317.0	212.6	47.2	129.6	31.3	3,384.6
Brand names	-	-	-	-	-	98.8	6.7	-	-	0.4	105.9
Broadcast rights	-	-	-	-	-	-	-	-	-	6.5	6.5
Media content	-	-	-	-	-	-	24.1	-	-	-	24.1
	575.6	514.3	347.7	-	209.3	1,415.8	243.4	47.2	129.6	38.2	3,521.1

(i) Represents an allocation to other cash generating units where the individual amount allocated per cash generating unit is not considered significant.

(ii) Goodwill in the wagering segment has been allocated at the segment level for impairment testing in the current year. An impairment write down in goodwill has been recognised, as outlined in note 14.

Notes to the financial statements (continued)

For the year ended 30 June 2008

15. Impairment testing of goodwill and intangibles with indefinite lives (continued)

The recoverable amount of each cash generating unit is determined based on fair value less selling costs, which is calculated using the discounted cash flow approach. This approach utilises cash flow forecasts that are principally based upon Board-approved business plans for a five-year period and extrapolated using growth rates ranging from 2.0% to 4.5%. These cash flows are then discounted using a relevant pre tax weighted average cost of capital, ranging from 13.1% to 14.9%.

Key assumptions

The following describes the key assumptions on which management based its cash flow projections when determining fair value less selling costs to undertake impairment testing of goodwill and intangibles:

i. Cash flow forecasts

The cash flow forecasts are based upon the Board approved five-year business plan for each cash generating unit.

Cash flows beyond the five-year period are extrapolated using growth rates which are either in line with or do not exceed the long-term average growth rate for the industry in which the cash generating unit operates.

The terminal growth rate used is in line with the forecast long term underlying growth rate in CPI.

ii. State tax regimes

The state tax regimes in which the Group operates remain largely unchanged.

iii. Regulatory

There are no regulatory amendments which would adversely impact gaming patronage or profitability of the casino properties.

iv. Discount rates

Discount rates used are the pre tax weighted average cost of capital applicable to the relevant industry in which the cash generating unit operates.

v. Victorian wagering and gaming licences

The Victorian wagering and gaming licences are assumed to expire in August 2012.

The key estimates and assumptions used to determine the fair value less costs to sell of a cash generating unit are based on management's current expectations. Significant changes in any of these key estimates and assumptions may result in a cash generating unit's carrying value exceeding its recoverable value requiring an impairment charge to be recognised at a future date.

		Consolidated		Tabcorp Holdings	
		2008	2007	**2008**	2007
	Note	**$m**	$m	**$m**	$m
16. Other receivables					
Non current					
Receivable in respect of Victorian licences	13	**474.6**	-	**474.6**	-
Allowance for impairment[a]	13	**(474.6)**	-	**(474.6)**	-
		-	-	**-**	-
Other		**2.1**	-	**2.1**	-
		2.1	-	**2.1**	-
(a) Movement in the allowance for impairment:					
Allowance for impairment at the beginning of the year		**-**	-	**-**	-
Impairment for the year		**(474.6)**	-	**(474.6)**	-
		(474.6)	-	**(474.6)**	-
17. Payables					
Current					
Trade creditors and accrued expenses - unsecured		**407.3**	379.8	**23.9**	19.0
18. Interest bearing liabilities					
Current					
Bank loans - unsecured		**-**	390.0	**-**	-
Non current					
Bank loans - unsecured		**1,084.8**	677.1	**-**	-
Medium term notes[i]:					
- fixed interest rate		**383.3**	382.8	**-**	-
- floating interest rate		**64.9**	64.8	**-**	-
Private placement[ii]:					
- US dollar[iii]		**637.0**	726.2	**-**	-
- Australian dollar		**99.7**	99.7	**-**	-
		2,269.7	1,950.6	**-**	-

(i) Mature in October 2011.
(ii) Mature in December 2014, December 2016, and December 2019.
(iii) Aggregate US dollar principal of $625.0 million.

Fair value disclosures

Details of the fair value of the Group's interest bearing liabilities are set out in note 33(a).

Financing arrangements

The facilities consisted of:

Type	Amount $m	2008 Expiry date	2007 Expiry date
Syndicated revolving facility	260.0	April 2010	April 2010
	375.0	October 2010	October 2008
	265.0	October 2012	October 2007
Revolving facility	180.0	October 2008	October 2008
	200.0	March 2010	March 2010
	125.0	October 2010	October 2007
	150.0	February 2011	n/a

Each of the above facilities is subject to financial undertakings as to net worth, gearing and interest cover.

	Consolidated		Tabcorp Holdings	
	2008	2007	**2008**	2007
	$m	$m	**$m**	$m
19. Provisions				
Current				
Employee benefits	**53.0**	52.6	**2.5**	2.1
Workers' compensation	**11.2**	13.2	-	-
Onerous contract - surplus lease space	**1.6**	1.5	-	-
Management agreement - Gold Coast and Brisbane casinos	**16.4**	17.4	-	-
Restructuring costs	**6.8**	18.8	**4.6**	14.2
Other	**9.7**	11.2	**0.6**	2.0
	98.7	114.7	**7.7**	18.3
Non current				
Employee benefits	**8.9**	10.7	**0.3**	0.3
Onerous contract - surplus lease space	**2.0**	3.5	-	-
Management agreement - Gold Coast and Brisbane casinos	**12.3**	28.3	-	-
Other	**2.2**	2.8	**0.3**	0.3
	25.4	45.3	**0.6**	0.6

Notes to the financial statements (continued)

For the year ended 30 June 2008

19. Provisions (continued)

Reconciliations

Reconciliations of each class of provision, except for employee benefits, at the end of the current financial year are set out below:

	Workers' compensation	Onerous contract - surplus lease space	Management agreement - Gold Coast and Brisbane casinos	Restructuring costs	Other
	$m	$m	$m	$m	$m
2008 - Consolidated					
Carrying amount at beginning of year	**13.2**	**5.0**	**45.7**	**18.8**	**14.0**
Provisions made during the year	**2.3**	-	-	**2.7**	**8.1**
Payments made during the year	**(3.2)**	**(1.5)**	**(23.8)**	**(14.2)**	**(5.7)**
Unused amounts reversed	**(1.1)**	-	-	**(0.5)**	**(4.5)**
Discount on provisions	-	**0.1**	**6.8**	-	-
Carrying amount at end of year	**11.2**	**3.6**	**28.7**	**6.8**	**11.9**
Carrying amount at end of year					
- current	**11.2**	**1.6**	**16.4**	**6.8**	**9.7**
- non current	-	**2.0**	**12.3**	-	**2.2**
	11.2	**3.6**	**28.7**	**6.8**	**11.9**
Carrying amount at beginning of year					
- current	13.2	1.5	17.4	18.8	11.2
- non current	-	3.5	28.3	-	2.8
	13.2	5.0	45.7	18.8	14.0
2008 - Parent					
Carrying amount at beginning of year	-	-	-	**14.2**	**2.3**
Provisions made during the year	-	-	-	-	**2.1**
Payments made during the year	-	-	-	**(9.1)**	**(1.4)**
Unused amounts reversed	-	-	-	**(0.5)**	**(2.1)**
Carrying amount at end of year	-	-	-	**4.6**	**0.9**
Carrying amount at end of year					
- current	-	-	-	**4.6**	**0.6**
- non current	-	-	-	-	**0.3**
	-	-	-	**4.6**	**0.9**
Carrying amount at beginning of year					
- current	-	-	-	14.2	2.0
- non current	-	-	-	-	0.3
	-	-	-	14.2	2.3

Nature and timing of provisions

(i) Workers' compensation

The casinos self insure for workers' compensation in both New South Wales and Queensland. A valuation of the estimated claims liability for workers' compensation is undertaken annually by an independent actuary, Mr Andrew Cohen FIAA FIA and Mr Mark Hurst FIAA (Finity Consulting Pty Ltd).

The valuations are prepared in accordance with the relevant legislative requirements of each state and Professional Standard 300 of the Institute of Actuaries. The estimate of claims liability includes a margin over case estimates to allow for the future development of known claims, the cost of incurred but not reported (IBNR) claims and claims handling expenses, which are determined using a range of assumptions.

The Group provides a risk margin in addition to the actuarially estimated claims liability.

(ii) Onerous contract - surplus lease space

In 1995, a 15 year non cancellable lease contract was entered into by Star City Pty Ltd for commercial premises in Ultimo, New South Wales. A surplus lease space provision has been recognised as the premises are not occupied by the Group and the lease expenses exceed the rental income from a number of sub-leases to third party tenants. The provision represents the present value of the estimated liability for the Group to the expiration of the lease in April 2010 for its obligations under the lease agreement, assuming no further space is sub-let.

(iii) Management agreement - Gold Coast and Brisbane casinos

The Treasury and Gold Coast casinos were managed by a third party under contract at the time of the acquisition of Jupiters Limited by the Group in 2003. A provision of $115.9 million was included in the determination of the fair value of the net assets and liabilities acquired. The contract matures in April 2010.

(iv) Restructuring costs

The restructuring provisions relate principally to the implementation of a group-wide shared services centre, and other business-led cost saving restructures and initiatives. The restructuring plan is expected to be completed in the next financial year.

		Consolidated		Tabcorp Holdings	
		2008	2007	**2008**	2007
	Note	**$m**	$m	**$m**	$m
20. Other liabilities					
Current					
Deferred revenue		**1.3**	1.6	-	-
Other		**0.6**	1.0	-	-
		1.9	2.6	-	-
Non current					
Deferred revenue		**1.3**	2.5	-	-
Pension liability	27	**1.9**	-	**1.9**	-
		3.2	2.5	**1.9**	-
21. Capital and reserves					
(a) Issued capital					
Ordinary shares - issued and fully paid(i)		**3,198.9**	3,199.0	**3,198.9**	3,199.0
Treasury shares(ii)		**(3.5)**	(6.7)	**(0.8)**	(1.0)
		3,195.4	3,192.3	**3,198.1**	3,198.0

(i) Ordinary shares

There is only one class of share (ordinary shares) on issue. These ordinary shares entitle the holder to participate in dividends and proceeds on winding up of the Company in proportion to the number and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. The Company does not have authorised capital nor par value in respect of its issued shares.

21. Capital and reserves (continued)

(i) Ordinary shares (continued)

	2008 Number of shares	2008 $m	2007 Number of shares	2007 $m
Movements in ordinary share capital:				
Ordinary share capital at the beginning of the financial year	**524,927,016**	**3,199.0**	524,927,016	3,199.6
Employee deferred share plan[(a)]	**-**	**-**	51,595	0.8
Buy backs	**-**	**-**	(51,595)	(0.8)
Transfer from employee equity benefit reserve[(b)]	**-**	**0.4**	-	0.2
Net outlay to purchase shares[(c)]	**-**	**(0.5)**	-	(0.8)
Ordinary share capital at the end of the financial year	**524,927,016**	**3,198.9**	524,927,016	3,199.0

(a) Refer to note 26 for details of the employee deferred share plan.
(b) Transfer on vesting of Performance Options and Performance Rights.
(c) Net outlay for the purchase of Company shares for Performance Options and Performance Rights exercised by certain executives in lieu of issuing new share capital.

(ii) Treasury shares

Treasury shares comprise:

- the balance of limited recourse loans provided to employees in employee share plans (loans ceased being granted in 2003); and
- the unvested portion of Restricted Shares issued to executives as an incentive on appointment or for retention.

	Consolidated 2008 $m	Consolidated 2007 $m	Tabcorp Holdings 2008 $m	Tabcorp Holdings 2007 $m
Movements in treasury shares:				
Treasury shares at the beginning of the financial year	**(6.7)**	(23.3)	**(1.0)**	(2.4)
Restricted Shares issued	**(1.4)**	(0.4)	**(1.4)**	(0.4)
Share based payments expense - Company	**0.6**	0.1	**0.6**	0.1
Share based payments expense - other Group entities	**1.0**	0.9	**1.0**	0.9
Transfer of limited recourse loan to receivable	**1.0**	-	**-**	-
Repayments[(a)]	**2.0**	16.0	**-**	0.8
Treasury shares at the end of the financial year	**(3.5)**	(6.7)	**(0.8)**	(1.0)

(a) Refer to note 26 for details of the employee share plans.

	Note	Consolidated 2008 $m	Consolidated 2007 $m	Tabcorp Holdings 2008 $m	Tabcorp Holdings 2007 $m
(b) Retained earnings/(accumulated losses)					
Movements in retained earnings/ (accumulated losses):					
Retained earnings at the beginning of the financial year		**168.6**	201.7	**299.1**	509.5
Net actuarial loss on defined benefit plan		**(0.8)**	(0.5)	**(0.8)**	(0.5)
Net profit/(loss) attributable to members of the parent entity		**(164.6)**	450.4	**(184.4)**	273.1
Dividends paid	5	**(493.4)**	(483.0)	**(493.4)**	(483.0)
Retained earnings/(accumulated losses) at the end of the financial year		**(490.2)**	168.6	**(379.5)**	299.1
(c) Reserves					
Net unrealised gains/losses reserve[(i)]					
Balance at start of period		**7.8**	(24.2)	**-**	-
Change in fair value of cash flow hedges		**48.8**	32.0	**-**	-
Total for the period		**56.6**	7.8	**-**	-
Employee equity benefit reserve[(ii)]					
Balance at start of period		**7.4**	5.0	**7.4**	5.0
Share based payments expense - Company		**0.7**	0.9	**0.7**	0.9
Share based payments expense - other Group entities		**1.3**	1.7	**1.3**	1.7
Transfers to share capital[(a)]		**(0.4)**	(0.2)	**(0.4)**	(0.2)
Total for the period		**9.0**	7.4	**9.0**	7.4
Total reserves		**65.6**	15.2	**9.0**	7.4

(a) Transfer on vesting of Performance Options and Performance Rights.

Nature and purpose of reserves

(i) Records fair value changes on the portion of the gain or loss on a hedging instrument in a cash flow hedge that is determined to be an effective hedge.

(ii) Records the movement of equity benefits provided to executives and employees as part of their remuneration (refer to note 26).

(d) Capital management

The Group's objectives when managing capital are to ensure the Group continues as a going concern while providing optimal returns to shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends to be paid to shareholders, return capital to shareholders or issue new shares. The Group has a target of an investment grade credit rating. Gearing is managed primarily through the ratio of gross debt to earnings before interest, tax, depreciation, amortisation and impairment (EBITDA).

The Group is not subject to any externally imposed capital requirements.

	Consolidated	
	2008	2007
	$m	$m
Interest bearing liabilities	**2,269.7**	2,340.6
EBITDA	**1,075.2**	947.8

	Consolidated	
	2008	2007
Gearing ratio	**2.1**	2.5

	Consolidated		Tabcorp Holdings	
	2008	2007	**2008**	2007
	$m	$m	**$m**	$m
22. Minority interests				
Interest in:				
Ordinary shares	-	9.9	-	-
Retained earnings	-	(1.8)	-	-
Closing balance	-	8.1	-	-

23. Notes to the cash flow statement

(a) Reconciliation of cash

For the purposes of the cash flow statement, cash includes cash on hand and in banks, deposits at call and bank accepted bills, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the balance sheet as follows:

		Consolidated		Tabcorp Holdings	
		2008	2007	**2008**	2007
	Note	**$m**	$m	**$m**	$m
Cash on hand and in banks	7	**98.5**	108.4	**2.1**	4.7
Short term deposits, maturing within 30 days	7	**74.7**	93.8	**22.6**	35.2
Assets held for sale	11	-	5.1	-	-
		173.2	207.3	**24.7**	39.9

23. Notes to the cash flow statement (continued)

(b) Reconciliation of net profit/(loss) after tax to net cash flows from operating activities

	Consolidated		Tabcorp Holdings	
	2008	2007	**2008**	2007
	$m	$m	**$m**	$m
Net profit/(loss) after tax	**(165.0)**	449.5	**(184.4)**	273.1
Add/(less) items classified as investing/ financing activities:				
- net gain on disposal of controlled entity	**(0.4)**	-	-	-
- net (gain)/loss on disposal of non current assets	**(1.4)**	2.0	**0.1**	0.9
Add/(less) non cash income and expense items:				
- depreciation expense	**102.6**	104.1	**0.7**	1.5
- amortisation expense	**90.3**	38.2	**54.3**	1.4
- impairment	**707.6**	2.2	**474.6**	-
- share based payments expense	**3.4**	3.7	**1.3**	1.0
- net fair value change on derivatives	**(7.5)**	0.5	-	-
- unwinding of discount	**(40.6)**	-	**(40.6)**	-
- other	**0.9**	-	**0.9**	-
Net cash provided by operating activities before changes in assets and liabilities	**689.9**	600.2	**306.9**	277.9
Changes in assets and liabilities:				
(Increase)/decrease in:				
- trade and sundry receivables	**(32.7)**	8.0	**(0.1)**	0.2
- inventories	**2.5**	(0.1)	-	-
- prepayments	**(11.3)**	(1.5)	**0.2**	(1.7)
- accrued interest income	-	0.1	-	(0.1)
- amounts receivable from controlled entities	-	-	**(355.6)**	(318.7)
- deferred tax assets	-	-	**1.1**	(6.5)
- other assets	**(4.1)**	(1.3)	-	-
(Decrease)/increase in:				
- payables	**11.4**	33.8	**4.9**	2.9
- provisions	**(42.0)**	(25.3)	**(10.6)**	17.6
- deferred tax liabilities	**(2.2)**	12.7	-	-
- provision for income tax	**39.1**	(20.1)	**38.7**	(17.8)
- other liabilities	**1.7**	2.2	**0.8**	-
Net cash from operating activities	**652.3**	608.7	**(13.7)**	(46.2)

24. Commitments

(a) Capital expenditure commitments

	Consolidated		Tabcorp Holdings	
	2008	2007	**2008**	2007
	$m	$m	**$m**	$m
Plant and equipment				
Contracted but not provided for and payable:				
Not later than one year	**33.4**	47.1	-	0.4
Later than one year but not later than five years	**24.4**	9.5	-	-
	57.8	56.6	-	0.4
Software				
Contracted but not provided for and payable:				
Not later than one year	**2.3**	5.1	-	1.0
	2.3	5.1	-	1.0

	Consolidated		Tabcorp Holdings	
	2008	2007	**2008**	2007
	$m	$m	**$m**	$m
(b) Operating lease commitments				
Contracted but not provided for and payable:				
Not later than one year	**30.6**	32.6	**2.5**	2.4
Later than one year but not later than five years	**64.1**	77.5	**5.2**	7.7
Later than five years	**85.9**	95.9	**-**	-
	180.6	206.0	**7.7**	10.1
Non cancellable sub-leases exist in relation to the operating lease commitments disclosed above with the following future minimum lease payments contracted to be received:				
Not later than one year	**1.6**	1.4	**-**	-
Later than one year but not later than five years	**2.9**	1.7	**-**	-
	4.5	3.1	**-**	-

The Group leases property under operating leases expiring from 1 to 85 years. Leases generally provide the Group with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or are subject to market rate review.

	Consolidated		Tabcorp Holdings	
	2008	2007	**2008**	2007
	$m	$m	**$m**	$m
(c) Operating expenditure commitments				
Contracted but not provided for and payable(i):				
Not later than one year	**89.4**	48.0	**-**	-
Later than one year but not later than five years	**340.2**	194.0	**-**	-
Later than five years	**25.0**	86.2	**-**	-
	454.6	328.2	**-**	-

(i) Long term contracts for telecommunication services, racing club broadcast rights and information technology services.

25. Segment information

The Group's primary format of segment reporting is on a business segment basis.

The Group has three main business segments:

Casinos Casino operations including hotels, apartment complex, theatres, restaurants and bars.

Wagering Comprises:

- Totalisator and fixed odds betting activities; and
- National and international broadcasting of racing and sporting events.

Gaming Gaming machine and Keno operations in licensed clubs and hotels.

The Group's business segments are predominantly located in, and provide services to one geographical segment, Australia. Operations outside of Australia were not material in the reporting periods.

Unallocated includes residual international technology and product sales.

Intersegment pricing is determined on commercial terms and conditions.

Notes to the financial statements (continued)

For the year ended 30 June 2008

25. Segment information (continued)

	Casinos $m	Wagering $m	Gaming $m	Unallocated $m	Elimination $m	Consolidated $m
2008 - Consolidated						
Total operating revenues - external	1,352.3	1,469.9	1,133.6	1.2	-	3,957.0
Other revenues - external	7.1	7.7	20.6	50.0	-	85.4
Intersegment revenue	5.2	-	-	-	(5.2)	-
Revenues	1,364.6	1,477.6	1,154.2	51.2	(5.2)	4,042.4
Segment Result (pre impairment)	**408.1**	**247.1**	**225.0**			**880.2**
Segment Result	**369.1**	**(98.8)**	**(97.7)**			**172.6**
Unallocated items:						
- interest revenue						9.3
- operating revenues						1.2
- other revenues						40.7
- other income and expenses						0.8
- finance costs						(168.4)
Profit before income tax						56.2
Income tax expense						(221.2)
Loss for the period						**(165.0)**
Depreciation and amortisation	61.7	67.1	63.8	0.3	-	192.9
Impairment losses recognised in the income statement	39.0	345.9	322.7	-	-	707.6
Non cash expenses other than depreciation, amortisation and impairment	10.0	(0.9)	-	1.0	-	10.1
Segment assets	3,170.6	2,383.9	474.8	92.4	-	6,121.7
Segment liabilities	253.1	207.4	48.5	2,841.9	-	3,350.9
Capital expenditure	126.5	67.2	49.5	-	-	243.2

	Casinos $m	Wagering $m	Gaming $m	Unallocated $m	Elimination $m	Consolidated $m
2007 - Consolidated						
Total operating revenues - external	1,286.6	1,464.1	1,081.8	2.5	-	3,835.0
Other revenues - external	7.1	13.0	19.8	8.8	-	48.7
Intersegment revenue	4.8	-	-	-	(4.8)	-
Revenues	1,298.5	1,477.1	1,101.6	11.3	(4.8)	3,883.7
Segment Result	**333.9**	**225.7**	**251.1**			**810.7**
Unallocated items:						
- interest revenue						8.6
- operating revenues						2.5
- other revenues						0.2
- other income and expenses						(10.1)
- finance costs						(172.3)
Profit before income tax						639.6
Income tax expense						(190.1)
Profit for the period						**449.5**
Depreciation and amortisation	67.9	49.5	23.8	1.1	-	142.3
Impairment losses recognised in the income statement	2.2	-	-	-	-	2.2
Non cash expenses other than depreciation, amortisation and impairment	(1.1)	1.7	0.3	-	-	0.9
Segment assets	3,139.2	2,714.2	782.4	90.7	-	6,726.5
Segment liabilities	254.8	209.1	50.7	2,827.7	-	3,342.3
Capital expenditure	89.0	43.0	44.8	5.9	-	182.7

26. Employee share plans

The Company has a number of share plans in operation which were established to enable eligible employees to own shares in the Company, and to provide equity instruments to senior executives and management as a component of their remuneration.

The maximum number of shares that can be outstanding at any time under these plans is limited to 5% of the Company's issued capital.

These plans operate under the following names:

Plan type	Employee equity participation plans	Incentive equity plans
Current	Employee Deferred Share Plan (EDSP)[i]	Short Term Performance Plan (STPP)[iii]
		Long Term Performance Plan (LTPP)[iii]
Previous	General Employee Share Plan (GESP)[ii]	Senior Executive Long Term Incentive Plan (SELTIP)[ii]
		Medium Term Performance Plan (MTPP)[iv]

(i) Implemented in 2004.
(ii) Ceased being offered in 2003.
(iii) Implemented in 2003.
(iv) Implemented in 2007 and ceased being offered in 2008.

In addition, the Company has granted Restricted Shares to certain executives as an incentive upon appointment or for retention.

The share based payments expense in respect of the equity instruments granted is recognised in the income statement for the period and is disclosed at note 2(e).

The nature of each plan and other relevant information is described below:

Employee equity participation plans

The object of these plans is to provide the opportunity for eligible employees to own shares in the Company and align the interest of employees with those of shareholders.

Current

Under the EDSP, participants may acquire shares in the Company through salary sacrifice. A minimum of $1,000 of shares and up to no more than 50% of remuneration may be purchased under the EDSP each year. Shares are acquired in quarterly instalments at the volume weighted average share price at the time of allocation.

Previous

Participants in the GESP received an interest free loan to acquire shares in the Company. The loans mature either five years after commencement or upon cessation of employment and are repaid by way of instalments through salary deductions or on cessation of employment. All remaining loans mature by September 2008.

Incentive equity plans

Current

A detailed explanation of the current incentive equity plans are disclosed in the Remuneration report.

Previous

A detailed explanation of the previous incentive equity plans are disclosed in the Remuneration report.

Details of employee share plans

Set out below are summaries of Options, Performance Options and Performance Rights granted under long term performance plans and service agreements.

Options, Performance Options and Performance Rights issued

Details of Options, Performance Options and Performance Rights outstanding at the end of the current or previous year are:

		Exercise price ($)	
Grant date	Exercise expiry date	Options & Performance Options	Performance Rights
7 October 2002[i] [iii]	7 October 2010	12.61	n/a
1 December 2003	1 December 2010	11.23	Nil
7 September 2004	7 September 2011	14.54	Nil
3 March 2005	3 March 2012	17.03	Nil
7 September 2005	7 September 2012	16.51	Nil
3 March 2006	3 March 2013	15.08	Nil
3 April 2006	3 April 2013	15.42	Nil
17 November 2006	17 November 2013	15.22	Nil
26 November 2007	26 November 2014	n/a	Nil
28 November 2007	28 November 2014	n/a	Nil

(i) Equity instruments granted under a service agreement. These equity instruments were not recognised as an expense in the income statement as AASB 2 'Share based Payment' excludes options granted on or before 7 November 2002.

Notes to the financial statements (continued)

For the year ended 30 June 2008

26. Employee share plans (continued)

Options, Performance Options and Performance Rights issued (continued)

Movements in Options, Performance Options and Performance Rights:

Consolidated and Tabcorp Holdings - 2008

Grant date	WASP at exercise date [ii] $	Balance at start of year Number	Granted during the year Number	Forfeited during the year Number	Expired during the year Number[iii]	Exercised during the year Number	Balance at end of year Number	Exercisable at end of year Number
Options and Performance Options:								
7 October 2002	15.22	1,000,000	-	-	914,835	85,165	-	-
1 December 2003	n/a	894,056	-	17,335	-	-	876,721	-
7 September 2004	15.11	950,959	-	14,562	-	76,923	859,474	-
3 March 2005	n/a	50,574	-	11,740	-	-	38,834	-
7 September 2005	n/a	731,765	-	44,476	-	-	687,289	-
3 March 2006	n/a	131,372	-	11,029	-	-	120,343	-
3 April 2006	n/a	112,500	-	-	-	-	112,500	-
17 November 2006	n/a	955,964	-	59,959	-	-	896,005	-
		4,827,190	-	159,101	914,835	162,088	3,591,166	-
Performance Rights:								
1 December 2003	n/a	110,287	-	3,542	-	-	106,745	-
7 September 2004	15.12	125,340	-	2,971	-	10,460	111,909	-
3 March 2005	n/a	8,901	-	2,393	-	-	6,508	-
7 September 2005	14.79	120,458	-	8,610	-	7,103	104,745	-
3 March 2006	n/a	18,830	-	2,238	-	-	16,592	-
3 April 2006	n/a	15,000	-	-	-	-	15,000	-
17 November 2006	n/a	485	-	-	-	-	485	-
26 November 2007	n/a	-	100,000	-	-	-	100,000	-
28 November 2007	n/a	-	410,296	48,092	-	-	362,204	-
		399,301	510,296	67,846	-	17,563	824,188	-

Consolidated and Tabcorp Holdings - 2007

Grant date	WASP at exercise date[iii] $	Balance at start of year Number	Granted during the year Number	Forfeited during the year Number	Exercised during the year Number	Balance at end of year Number	Exercisable at end of year Number
Options and Performance Options:							
7 October 2002	n/a	1,000,000	-	-	-	1,000,000	85,165
1 December 2003	16.02	1,025,337	-	28,488	102,793	894,056	-
7 September 2004	15.49	1,042,225	-	73,853	17,413	950,959	-
3 March 2005	n/a	74,097	-	23,523	-	50,574	-
7 September 2005	n/a	1,277,029	-	545,264	-	731,765	-
3 March 2006	n/a	143,872	-	12,500	-	131,372	-
3 April 2006	n/a	112,500	-	-	-	112,500	-
17 November 2006	n/a	-	1,179,484	223,520	-	955,964	-
		4,675,060	1,179,484	907,148	120,206	4,827,190	85,165
Performance Rights:							
1 December 2003	15.94	129,854	-	5,567	14,000	110,287	-
7 September 2004	15.20	141,378	-	13,670	2,368	125,340	-
3 March 2005	n/a	13,699	-	4,798	-	8,901	-
7 September 2005	15.20	175,628	-	53,859	1,311	120,458	-
3 March 2006	n/a	21,366	-	2,536	-	18,830	-
3 April 2006	n/a	15,000	-	-	-	15,000	-
17 November 2006	n/a	-	2,628	2,143	-	485	-
		496,925	2,628	82,573	17,679	399,301	-

(ii) Denotes the weighted average share price at the date of exercise.
(iii) The balance of the one million Options issued on 7 October 2002 lapsed after the final test date of 7 October 2007.

The weighted average remaining contractual life for the Options, Performance Options and Performance Rights outstanding as at 30 June 2008 is:

- Options and Performance Options: 3.5 years (2007: 4.5 years)
- Performance Rights: 5.1 years (2007: 4.4 years)

Notes to the financial statements (continued)

For the year ended 30 June 2008

26. Employee share plans (continued)

Fair value of equity instruments

The Options, Performance Options and Performance Rights have been independently valued at the date of grant using a Monte-Carlo simulation-based model and Binomial Tree methodology.

The assumptions underlying the Options, Performance Options and Performance Rights valuations are:

Grant date	Expiry date	Share price at date of grant $	Expected volatility in share price[(i)] %	Expected dividend yield[(ii)] %	Risk free interest rate[(iii)] %	Value per Performance Option $	Value per Performance Right $
7 Oct 2002	7 Oct 2005	12.11	20.70	5.20	4.99	0.93	n/a
7 Oct 2002	7 Oct 2010	12.11	20.70	5.20	5.14[(iv)]	1.51	n/a
1 Dec 2003	1 Dec 2010	11.19	19.80	6.00	5.98	1.31	5.65
7 Sep 2004	7 Sep 2011	14.57	16.00	4.90	5.53	1.81	8.72
3 Mar 2005	3 Mar 2012	16.81	16.00	4.50	5.56	2.16	10.29
7 Sep 2005	7 Sep 2012	16.35	16.00	4.95	5.10	1.86	10.01
3 Mar 2006	3 Mar 2013	15.00	16.00	5.00	5.31	1.73	9.21
3 Apr 2006	3 Apr 2013	15.85	16.00	5.00	5.40	2.01	9.75
17 Nov 2006	17 Nov 2013	16.69	15.00	5.00	5.83 / 5.89[(v)]	2.42	10.18
17 Nov 2006	17 Nov 2013	16.69	15.00	5.00	5.83	2.29	n/a
26 Nov 2007	26 Nov 2014	15.04	20.00	5.50	6.24	n/a	7.40
28 Nov 2007	28 Nov 2014	15.01	18.00	5.00	6.34	n/a	9.35

(i) Reflects the assumption that the historical volatility is indicative of future trends.
(ii) Reflects the assumption that the current payout ratio will continue with no anticipated increases.
(iii) Represents the zero coupon interest rate derived from government bond market interest rates on the valuation date and vary according to each maturity date.
(iv) Represents an average of the rates used to value each of the four tranches that comprise the issue.
(v) Risk free interest rate used for Performance Options and Performance Rights respectively.

27. Pensions and other post employment benefit plans

Superannuation funds

The Tabcorp Superannuation Plan comprises:

- an accumulation section - providing benefits based on contributions accumulated with interest; and
- a defined benefit section (closed to new entrants) - providing benefits based on salary and length of service.

The Group contributes to the Tabcorp Superannuation Plan as follows:

- the accumulation section at rates specified in the governing rules; and
- the defined benefit section at rates recommended by the actuary.

In addition, the Group contributes superannuation on behalf of some employees to:

- Industry Funds as required by Enterprise Agreements; and
- other nominated superannuation funds following changes to superannuation legislation from 1 July 2005.

The following tables summarise the components of net benefit expense recognised in the Group's income statement and the funded status and amounts recognised in the Group's balance sheet for the defined benefit section of the Tabcorp Superannuation Plan.

	Consolidated		Tabcorp Holdings	
	2008	2007	**2008**	2007
	$m	$m	**$m**	$m
Movements in the net asset/(liability) recognised in the balance sheet:				
Net asset for the defined benefit obligation at beginning of year	**0.3**	1.3	**0.3**	1.3
Expense recognised in the income statement	**(1.4)**	(0.6)	**(1.4)**	(0.6)
Actuarial loss recognised in retained earnings	**(1.1)**	(0.8)	**(1.1)**	(0.8)
Employer contributions	**0.3**	0.4	**0.3**	0.4
Net asset/(liability) for defined benefit obligation at end of year	**(1.9)**	0.3	**(1.9)**	0.3
Net benefit expense recognised in the income statement				
Current service cost	**1.2**	1.2	**1.2**	1.2
Interest cost on benefit obligation	**1.3**	1.1	**1.3**	1.1
Expected return on plan assets	**(1.1)**	(1.7)	**(1.1)**	(1.7)
Net benefit expense	**1.4**	0.6	**1.4**	0.6
Actual return on plan assets	**1.6**	2.2	**1.6**	2.2

	2008 $m	2007 $m	2006 $m	2005 $m
Reconciliation of the net asset/(liability) recognised on the balance sheet				
Consolidated and Tabcorp Holdings Limited				
Present value of defined benefit obligation	**(14.7)**	(24.5)	(22.6)	(24.6)
Fair value of plan assets	**12.8**	24.8	23.9	23.2
Net benefit asset/(liability) - non current	**(1.9)**	0.3	1.3	(1.4)

The Group has a legal liability to make up a deficit in the plan and also a legal right to benefit from any surplus in the plan.

	Consolidated		Tabcorp Holdings	
	2008 $m	2007 $m	2008 $m	2007 $m
Reconciliation of the present value of the defined benefit obligation:				
Opening defined benefit obligation	**(24.5)**	(22.6)	**(24.5)**	(22.6)
Interest cost	**(1.3)**	(1.1)	**(1.3)**	(1.1)
Current service cost	**(1.2)**	(1.2)	**(1.2)**	(1.2)
Benefits and taxes paid	**10.8**	2.1	**10.8**	2.1
Plan participants' contributions	**(0.1)**	(0.3)	**(0.1)**	(0.3)
Actuarial gains/(losses) on obligation	**1.6**	(1.4)	**1.6**	(1.4)
Closing defined benefit obligation	**(14.7)**	(24.5)	**(14.7)**	(24.5)
Reconciliation of the fair value of plan assets:				
Opening fair value of plan assets	**24.8**	23.9	**24.8**	23.9
Expected return	**1.1**	1.7	**1.1**	1.7
Contributions by employer	**0.3**	0.4	**0.3**	0.4
Benefits and taxes paid	**(10.8)**	(2.1)	**(10.8)**	(2.1)
Plan participants' contributions	**0.1**	0.3	**0.1**	0.3
Actuarial gains/(losses)	**(2.7)**	0.6	**(2.7)**	0.6
Closing fair value of plan assets	**12.8**	24.8	**12.8**	24.8
Amounts recognised in the statement of recognised income and expense				
Actuarial loss	**(1.1)**	(0.8)	**(1.1)**	(0.8)
Cumulative actuarial gains	**0.7**	1.8	**0.7**	1.8

The history of experience adjustments is as follows:

	2008 $m	2007 $m	2006 $m	2005 $m
Consolidated and Tabcorp Holdings Limited				
Experience adjustments - plan liabilities	**1.7**	(1.7)	0.3	-
Experience adjustments - plan assets	**(2.7)**	0.6	3.0	-

The Group expects to contribute $0.3 million to its defined benefit plan in the 2009 financial year.

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	2008 %	2007 %
Australian equities	**29.0**	29.0
International equities	**29.0**	29.0
Australian fixed interest	**10.0**	10.0
International fixed interest	**13.0**	13.0
Listed property	**6.7**	6.7
Direct property	**3.3**	3.3
Cash	**3.0**	3.0
Other	**6.0**	6.0

The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled.

Actuarial assumptions

The principal actuarial assumptions used in determining pension obligations for the Group's plans are shown below (expressed as weighted averages):

	2008 % pa	2007 % pa
Discount rate:		
- active members	**5.5**	5.3
- pensioners(i)	**6.5**	6.2
Expected salary increase rate	**4.5**	4.5
Expected pension increase rate	**2.5**	2.5
Expected rate of return on assets:		
- supporting lump sum liabilities	**7.0**	7.0
- supporting pensioner liabilities(i)	**8.0**	8.0

(i) Assets backing pension liabilities are not subject to tax.

Notes to the financial statements (continued)

For the year ended 30 June 2008

28. Director and executive disclosures

(a) Compensation of KMP

	Consolidated		Tabcorp Holdings	
	2008	2007	**2008**	2007
	$	$	**$**	$
Short term	**10,914,040**	9,222,004	**10,914,040**	9,222,004
Other long term	**45,680**	(22,002)	**45,680**	(22,002)
Post employment	**209,888**	232,888	**209,888**	232,888
Termination benefits	**775,000**	4,413,132	**775,000**	4,413,132
Share based payments	**1,706,085**	2,677,807	**1,706,085**	2,677,807
	13,650,693	16,523,829	**13,650,693**	16,523,829

The above reflects the compensation for the year for individuals who were a KMP at any time during the year. The compensation for the period while the individuals were a KMP is $13,650,693 (2007: $14,827,163).

(b) Shareholdings of KMP

30 June 2008

Shares held in Tabcorp Holdings Limited (number)

	Balance 1 July 2007	Granted as remuneration	On exercise of Performance Options and Performance Rights	Net change other	Balance at KMP cessation date	Balance at 30 June 2008
Non Executive Directors						
Current						
John Story	13,149	-	-	12,500	n/a	25,649
Anthony Hodgson	100,170	-	-	(79,925)	n/a	20,245
Paula Dwyer	20,000	-	-	10,000	n/a	30,000
John O'Neill	n/a	-	-	-	n/a	-
Zygmunt Switkowski	33,800	-	-	40,000	n/a	73,800
Former						
Michael Robinson	45,565	-	-	-	45,565	n/a
Philip Satre	8,000	-	-	-	8,000	n/a
Executives						
Current Executive Director						
Elmer Funke Kupper	97,000	-	-	-	n/a	97,000
Current Executives						
Matt Bekier	1,819	-	-	744	n/a	2,563
Walter Bugno	30,000	-	-	-	n/a	30,000
Mohan Jesudason	158,625	-	-	-	n/a	158,625
Robert Nason	10,000	-	-	-	n/a	10,000
Kerry Willcock	715	-	-	-	n/a	715
Louise Zampaglione	n/a	-	-	-	n/a	-
Former Executives						
Peter Caillard	120,740	-	-	-	120,740	n/a
Total	639,583	-	-	(16,681)	174,305	448,597

30 June 2007

Shares held in Tabcorp Holdings Limited (number)

	Balance 1 July 2006	Granted as remun-eration	On exercise of Options, Performance Options and Performance Rights	Net change other	Balance at KMP cessation date	Balance at 30 June 2007
Non Executive Directors						
Current						
Michael Robinson	45,565	-	-	-	n/a	45,565
Anthony Hodgson	100,105	-	-	65	n/a	100,170
Paula Dwyer	10,000	-	-	10,000	n/a	20,000
Philip Satre	8,000	-	-	-	n/a	8,000
John Story	13,149	-	-	-	n/a	13,149
Zygmunt Switkowski	33,800	-	-	-	n/a	33,800
Former						
Richard Warburton	23,456	-	-	-	23,456	n/a
Lawrence Willett	2,904	-	-	86	2,990	n/a
Executives						
Current Executives						
Elmer Funke Kupper	97,000	-	-	-	n/a	97,000
Matt Bekier	-	1,819	-	-	n/a	1,819
Walter Bugno	30,000	-	-	-	n/a	30,000
Peter Caillard	105,740	15,000	-	-	n/a	120,740
Mohan Jesudason	158,625	-	-	-	n/a	158,625
Robert Nason	10,000	-	-	-	n/a	10,000
Kerry Willcock	715	-	-	-	n/a	715
Former Executive Director						
Matthew Slatter	2,071,130	-	-	-	2,071,130	n/a
Former Executives						
George Mackey	11,162	3,504	-	-	14,666	n/a
Julia Nenke	942	-	-	-	942	n/a
Total	2,722,293	20,323	-	10,151	2,113,184	639,583

Notes to the financial statements (continued)

For the year ended 30 June 2008

28. Director and executive disclosures (continued)

(c) Options, Performance Options and Performance Rights holdings of KMP

30 June 2008

Performance Options held in Tabcorp Holdings Limited (number)

	Balance 1 July 2007	Granted as remuneration	Options exercised	Net reduction other *	Balance at KMP cessation date	Balance at 30 June 2008	Vested at 30 June 2008 Total	Vested at 30 June 2008 Exercisable
Current								
Elmer Funke Kupper	236,126	-	-	-	n/a	236,126	-	-
Matt Bekier	96,154	-	-	-	n/a	96,154	-	-
Walter Bugno	236,126	-	-	-	n/a	236,126	-	-
Mohan Jesudason	241,412	-	-	-	n/a	241,412	-	-
Robert Nason	70,804	-	-	-	n/a	70,804	-	-
Kerry Willcock	92,394	-	-	-	n/a	92,394	-	-
Louise Zampaglione	-	-	-	-	n/a	-	-	-
Former								
Peter Caillard	224,367	-	-	(66,786)	157,581	n/a	-	-
Total	1,197,383	-	-	(66,786)	157,581	973,016	-	-

* Includes forfeitures.

30 June 2008

Performance Rights held in Tabcorp Holdings Limited (number)

	Balance 1 July 2007	Granted as remuneration	Rights exercised	Net reduction other *	Balance at KMP cessation date	Balance at 30 June 2008	Vested at 30 June 2008 Total	Vested at 30 June 2008 Exercisable
Current								
Elmer Funke Kupper	15,000	100,000	-	-	n/a	115,000	-	-
Matt Bekier	-	41,592	-	-	n/a	41,592	-	-
Walter Bugno	15,000	53,475	-	-	n/a	68,475	-	-
Mohan Jesudason	22,756	35,650	-	-	n/a	58,406	-	-
Robert Nason	-	40,106	-	-	n/a	40,106	-	-
Kerry Willcock	5,925	24,064	-	-	n/a	29,989	-	-
Louise Zampaglione	-	-	-	-	n/a	-	-	-
Former								
Peter Caillard	14,829	22,459	-	(21,666)	15,622	n/a	-	-
Total	73,510	317,346	-	(21,666)	15,622	353,568	-	-

* Includes forfeitures.

30 June 2007

Options and Performance Options held in Tabcorp Holdings Limited (number)

	Balance 1 July 2006	Granted as remuneration	Options exercised	Net reduction other *	Balance at KMP cessation date	Balance at 30 June 2007	Vested at 30 June 2007 Total	Vested at 30 June 2007 Exercisable
Current								
Elmer Funke Kupper	112,500	123,626	-	-	n/a	236,126	-	-
Matt Bekier	-	96,154	-	-	n/a	96,154	-	-
Walter Bugno	112,500	123,626	-	-	n/a	236,126	-	-
Peter Caillard	108,983	115,384	-	-	n/a	224,367	-	-
Mohan Jesudason	167,236	74,176	-	-	n/a	241,412	-	-
Robert Nason	-	70,804	-	-	n/a	70,804	-	-
Kerry Willcock	43,562	48,832	-	-	n/a	92,394	-	-
Former								
Matthew Slatter[(a)]	1,978,122	-	-	318,080	1,660,042	n/a	85,165	85,165
George Mackey	123,388	60,440	-	84,482	99,346	n/a	-	-
Julia Nenke	47,395	58,379	-	61,660	44,114	n/a	-	-
Total	2,693,686	771,421	-	464,222	1,803,502	1,197,383	85,165	85,165

* Includes forfeitures.

(a) Opening balance included Options issued under a service agreement.

30 June 2007

Performance Rights held in Tabcorp Holdings Limited (number)

	Balance 1 July 2006	Granted as remuneration	Rights exercised	Net reduction other *	Balance at KMP cessation date	Balance at 30 June 2007	Vested at 30 June 2007 Total	Vested at 30 June 2007 Exercisable
Current								
Elmer Funke Kupper	15,000	-	-	-	n/a	15,000	-	-
Matt Bekier	-	-	-	-	n/a	-	-	-
Walter Bugno	15,000	-	-	-	n/a	15,000	-	-
Peter Caillard	14,829	-	-	-	n/a	14,829	-	-
Mohan Jesudason	22,756	-	-	-	n/a	22,756	-	-
Robert Nason	-	-	-	-	n/a	-	-	-
Kerry Willcock	5,925	-	-	-	n/a	5,925	-	-
Former								
Matthew Slatter	44,363	-	-	14,420	29,943	n/a	-	-
George Mackey	16,790	-	-	4,088	12,702	n/a	-	-
Julia Nenke	6,446	-	-	2,549	3,897	n/a	-	-
Total	141,109	-	-	21,057	46,542	73,510	-	-

* Includes forfeitures.

Notes to the financial statements (continued)

For the year ended 30 June 2008

29. Related party disclosure

(a) Parent entity

The ultimate parent entity within the Group is Tabcorp Holdings Limited.

(b) Investments in controlled entities

The consolidated financial statements incorporate the assets, liabilities and results of the following controlled entities in accordance with the accounting policy described in note 1(d). The financial years of all controlled entities are the same as that of the Company.

				% of equity held by immediate parent as at 30 June	
				2008	2007
Name of controlled entity	**Note**	**Country of incorporation**	**Equity type**	**%**	**%**
Parent entity					
Tabcorp Holdings Limited	(a)	Australia			
Controlled entities					
Tabcorp Assets Pty Ltd	(a)	Australia	ordinary shares	**100.0**	100.0
Tabcorp Manager Pty Ltd	(a)	Australia	ordinary shares	**100.0**	100.0
Tabcorp Participant Pty Ltd	(a)	Australia	ordinary shares	**100.0**	100.0
Tahwind (Queensland) Pty Ltd	(a)	Australia	ordinary shares	**100.0**	100.0
Tabcorp Online Pty Ltd	(a)	Australia	ordinary shares	**100.0**	100.0
Tabcorp Investments No.5 Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Tabcorp International Pty Ltd	(a)	Australia	ordinary shares	**100.0**	100.0
Tabcorp International No.1 Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Tabcorp International Hong Kong Ltd	(g)	BVI	ordinary shares	**-**	67.0
Tabcorp LotSynergy Technology (Beijing) Co. Ltd	(g)	China	ordinary shares	**-**	67.0
Tabcorp International No.2 Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Jupiters Resorts (Macau) Limited	(k)	Macau	ordinary shares	**100.0**	n/a
Tabcorp Apollo Technologies Private Ltd	(h)	Cyprus	ordinary shares	**-**	50.0
Tabcorp International No.3 Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Vanuatu Casino Management Services Limited	(j)	Vanuatu	ordinary shares	**99.9**	n/a
Tabcorp International Services and Technology Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Tahwind Superannuation Pty Ltd	(f)	Australia	ordinary shares	**100.0**	100.0
Tahwind Staff Superannuation Pty Ltd	(f)	Australia	ordinary shares	**100.0**	100.0
Tabcorp Employee Share Administration Pty Ltd		Australia	ordinary shares	**33.3**	33.3
Tabcorp Investments Pty Ltd	(b)	Australia	ordinary shares	**100.0**	100.0
Star City Holdings Ltd	(b)(d)	Australia	ordinary shares	**100.0**	100.0
Star City Pty Ltd	(b)(d)	Australia	ordinary shares	**100.0**	100.0
Star City Entertainment Pty Ltd	(b)	Australia	ordinary shares	**100.0**	100.0

Name of controlled entity	Note	Country of incorporation	Equity type	% of equity held by immediate parent as at 30 June 2008 %	2007 %
Sydney Harbour Casino Properties Pty Ltd	(b)(d)	Australia	ordinary shares	**100.0**	100.0
Sydney Harbour Apartments Pty Ltd	(b)	Australia	ordinary shares	**100.0**	100.0
Star City Investments Pty Ltd	(b)(e)	Australia	ordinary shares	**100.0**	100.0
Showboat Australia Pty Ltd	(b)	Australia	ordinary shares	**100.0**	100.0
Sydney Casino Management Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Tabcorp Investments No.2 Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Jupiters Limited		Australia	ordinary shares	**100.0**	100.0
Breakwater Island Limited		Australia	ordinary shares	**100.0**	100.0
Breakwater Island Trust		Australia	units	**100.0**	100.0
Jupiters Custodian Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Jupiters Trust		Australia	units	**100.0**	100.0
Jupiters Gaming Pty Ltd		Australia	ordinary shares	**100.0**	100.0
A.C.N. 082 760 610 Pty Ltd	(i)	Australia	ordinary shares	**100.0**	100.0
Jupwind Superannuation Pty Ltd	(f)	Australia	ordinary shares	**100.0**	100.0
TAHAL Pty Ltd	(c)	Australia	ordinary shares	**100.0**	100.0
TAHA Research and Development Pty Ltd	(c)(i)	Australia	ordinary shares	**100.0**	100.0
ATL Pty Ltd	(c)	Australia	ordinary and preference shares	**100.0**	100.0
Jupiters Gaming (NSW) Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Club Gaming Systems (Holdings) Pty Ltd		Australia	ordinary shares	**100.0**	100.0
The CGS Trust		Australia	units	**100.0**	100.0
Tabcorp Investments No.4 Pty Ltd	(a)	Australia	ordinary shares	**100.0**	100.0
Tab Limited		Australia	ordinary shares	**100.0**	100.0
Sky Channel Pty Ltd		Australia	ordinary shares	**100.0**	100.0
2KY Broadcasters Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Airsales Pty Ltd	(i)	Australia	ordinary shares	**100.0**	100.0
Tahwind Employee Share Plan Pty Ltd	(i)	Australia	ordinary shares	**100.0**	100.0
Tahwind Superannuation Company Pty Ltd	(f)	Australia	ordinary shares	**100.0**	100.0
Tahwind Marketing Pty Ltd	(i)	Australia	ordinary shares	**100.0**	100.0
Sky Channel Marketing Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Sky Australia International Racing Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Tahwind Racing Productions Pty Ltd	(i)	Australia	ordinary shares	**100.0**	100.0
Tahwind Racing Productions (NSW) Pty Ltd	(i)	Australia	ordinary shares	**100.0**	100.0

Notes to the financial statements (continued)

For the year ended 30 June 2008

29. Related party disclosure (continued)

(b) Investments in controlled entities (continued)

(a) These companies have entered into a deed of cross guarantee (or have been subsequently added to this deed by an assumption deed) with Tabcorp Holdings Limited.

(b) These companies have entered into a deed of cross guarantee (or have been subsequently added to this deed by an assumption deed) with Tabcorp Investments Pty Ltd. These companies have also entered into a guarantee and indemnity agreement as explained in note 30(c).

(c) These companies were party to a deed of cross guarantee with TAHAL Pty Ltd, this deed ceased on 18 March 2008.

(d) These companies have provided a charge over their assets and undertakings as explained in note 30(b)(i).

(e) Star City Investments Pty Ltd is 50% owned by Sydney Harbour Casino Properties Pty Ltd and 50% owned by Star City Entertainment Pty Ltd.

(f) These companies are not considered to be controlled entities in accordance with section 50AA(4) of the Corporations Act (2001).

(g) These companies were sold on 19 December 2007.

(h) This company was sold on 16 October 2007.

(i) These companies were placed into members' voluntary liquidation in 2007/08 as part of an internal corporate streamlining project.

(j) This company was incorporated on 17 June 2008.

(k) This company was incorporated on 5 June 2008. Jupiters Resorts (Macau) Limited is 50% owned by Tabcorp International No.1 Pty Ltd and 50% owned by Tabcorp International No.2 Pty Ltd.

Deeds of cross guarantee

Pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998, the wholly owned subsidiaries within a deed of cross guarantee are relieved from the Corporations Act 2001 ('the Act') requirements for preparation, audit and lodgement of financial reports and directors' report, subject to meeting the compliance requirements for relief.

It is a condition of the class order that a deed of cross guarantee be entered into by the head company and each of the subsidiaries within the relevant class order group. For each class order group, the effect of the deed is that each company guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the Act. If a winding up occurs under other provisions of the Act, the company within the relevant class order group will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event the head company of the relevant class order group is wound up.

The consolidated income statement and balance sheet of all entities included in the Tabcorp Holdings Limited class order closed group (see (a) above) are set out below.

Financial information for class order closed group - entities denoted as (a) above

Tabcorp Holdings Limited Closed Group

	2008 $m	2007 $m
Income statement		
Revenue	**1,933.0**	2,020.7
Other income	**1.7**	1.2
Government taxes and levies	**(580.1)**	(549.0)
Commissions and fees	**(494.3)**	(482.0)
Employment costs	**(105.5)**	(169.9)
Depreciation and amortisation	**(108.7)**	(56.7)
Property costs	**(17.6)**	(15.5)
Advertising and promotions	**(15.1)**	(13.2)
Professional and contract services	**(14.7)**	(23.5)
Finance costs	**(161.4)**	(167.0)
Other expenses	**(80.7)**	(98.4)
Profit before income tax expense and impairment	**356.6**	446.7
Impairment	**(916.9)**	-
Profit/(loss) before income tax expense	**(560.3)**	446.7
Income tax expense	**(45.8)**	(25.2)
Net profit/(loss) attributable to members of the parent entity	**(606.1)**	421.5
Retained profits at the beginning of the financial year	**295.9**	357.9
Net actuarial loss on defined benefit plan	**(0.8)**	(0.5)
Dividends provided for or paid	**(493.4)**	(483.0)
Retained profits/(accumulated losses) at the end of the financial year	**(804.4)**	295.9

	2008 $m	2007 $m
Balance sheet		
Cash and cash equivalents	**101.3**	118.7
Receivables	**2,544.9**	2,647.4
Inventories	**4.3**	4.8
Derivative financial instruments	**3.2**	-
Other	**8.6**	8.4
Total current assets	**2,662.3**	2,779.3
Investment in controlled entities	**2,083.8**	2,526.1
Property, plant and equipment	**131.2**	129.1
Licences	**109.5**	597.2
Other intangible assets	**106.2**	117.6
Other receivables	**2.1**	-
Deferred tax assets	**-**	9.3
Derivative financial instruments	**87.9**	66.8
Other	**10.5**	0.4
Total non current assets	**2,531.2**	3,446.5
Total assets	**5,193.5**	6,225.8
Payables	**165.0**	153.9
Interest bearing liabilities	**-**	390.0
Current tax liabilities	**52.3**	12.9
Provisions	**19.4**	40.4
Total current liabilities	**236.7**	597.2
Interest bearing liabilities	**2,269.7**	1,950.6
Deferred tax liabilities	**24.6**	-
Provisions	**1.9**	1.6
Derivative financial instruments	**199.4**	167.3
Other	**1.9**	-
Total non current liabilities	**2,497.5**	2,119.5
Total liabilities	**2,734.2**	2,716.7
NET ASSETS	**2,459.3**	3,509.1
Issued capital	**3,198.1**	3,198.0
Retained earnings/(accumulated losses)	**(804.4)**	295.9
Reserves	**65.6**	15.2
TOTAL EQUITY	**2,459.3**	3,509.1

(c) Transactions with controlled entities

Tabcorp Holdings Limited

Details of dividends received from controlled entities are set out in note 2(a).

The amount receivable by the Company is set out in note 8.

The Company entered into the following transactions during the current and prior year with controlled entities:

- loans were advanced and repayments received; and
- management and service fees were received from controlled entities.

All the transactions were undertaken on normal commercial terms and conditions.

(d) Transactions with joint venture operation

The Group conducts an unincorporated joint venture operation with VicRacing Pty Ltd. The principal activity of the joint venture is the organisation, conduct, promotion and development of wagering and gaming within the State of Victoria. The Group receives 75% of the product and expenses of the joint venture.

Consolidated

The Group charges the joint venture operation for the provision of employee, management and asset services. On consolidation, 75% of the charges eliminate (being the Group's interest in the joint venture operation). Charges for the remaining 25% of $47.3 million were received by the Group in 2008 (2007: $47.6 million).

Tabcorp Holdings Limited

The Company charges the joint venture operation for the provision of employee, management and asset services. Charges of $19.9 million were received in 2008 (2007: $22.2 million).

30. Contingent liabilities and contingent assets

Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below as well as details of contingent liabilities and contingent assets, which although considered remote, the directors consider should be disclosed.

The directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

Notes to the financial statements (continued)

For the year ended 30 June 2008

30. Contingent liabilities and contingent assets (continued)

Contingent liabilities

(a) Company

As explained in note 29, the Company has entered into a deed of cross guarantee pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998.

(b) Charges

(i) CLGCA

The controlled entities denoted (d) in note 29 have provided the Casino Liquor and Gaming Control Authority ('CLGCA') (formerly the NSW Casino Control Authority) with a fixed and floating charge over all of the assets and undertakings of each company to secure payment of all monies and the performance of all obligations which they have to the CLGCA. The charge has a value of $1.5 billion.

(ii) Other

A controlled entity, Tabcorp Participant Pty Ltd, which is a participant in the joint venture described in note 29, has entered into a deed of cross charge with its joint venture partner to cover the non payment of a called sum in the event of the joint venture incurring a loss. The charge is over undistributed and future earnings of the joint venture to the level of the unpaid call.

(c) Guarantee and indemnity

The controlled entities denoted (b) in note 29 have entered into a guarantee and indemnity agreement in favour of the CLGCA whereby all parties to the agreement are jointly and severally liable for the performance of the obligations and liabilities of each company participating in the agreement with respect to agreements entered into and guarantees given.

(d) Deed of cross guarantee

The controlled entities denoted (a) and (b) in note 29 have entered into a deed of cross guarantee pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998.

(e) Legal challenges

There are outstanding legal actions between controlled entities and third parties as at 30 June 2008. The Group has notified its insurance carrier of all litigation, and believes that any damages (other than exemplary damages) that may be awarded against the Group, in addition to its costs incurred in connection with the action, will be covered by its insurance policies where such policies are in place. However, given the nature of insurance, no assurance can be given that any such claims are not likely to have a material adverse effect on the Group.

In the case of possible actions which, due to the demise of an underwriter do not have insurance cover, the Group considers that, on the balance of probability, no material losses will arise. This position will be monitored and in the event that a loss becomes probable, an appropriate provision will be made.

(f) Banking facilities

Entities in the Group are called upon to give in the ordinary course of business, guarantees and indemnities in respect of the performance of their contractual and financial obligations. The value of these guarantees and indemnities is $19.0 million (2007: $21.0 million).

(g) Undertakings - insurance deductible

Under the Casino Taxes Agreement, Star City Pty Ltd ('Star City') is required to take out insurance in the name of the CLGCA in respect of anticipated Weekly Duty and Community Benefit Levy arising out of partial or total loss or destruction of the Star City casino premises. The Agreement allows for a $1 million deductible for each and every loss. Star City has a 5 day loss deductible (2007: 5 day loss deductible). The Company has provided the CLGCA with a Deed of Undertaking to fund the shortfall of the difference between the current 5 day deductible and the $1 million required under the Casino Taxes Agreement. The directors believe this undertaking would not exceed $1-2 million (2007: $1-2 million) for any one loss and believe such an event is remote.

(h) Switching station lease

A controlled entity, Sydney Harbour Casino Properties Pty Ltd ('SHCP'), has entered into a lease with the CLGCA for a vacant parcel of land adjacent to the Star City casino. The lease is for the term of the NSW Casino Licence and SHCP prepaid $11.5 million in 1996 in respect of the period of the casino licence term. Under the lease, SHCP is obliged to develop the site and was required to complete construction in 2000. As part of the proposed redevelopment of the Star City site, SHCP is currently in negotiations with CLGCA to amend the lease to allow for the proposed new construction. These negotiations are also expected to finalise discussions that have been ongoing between SHCP and CLGCA since 2000 relating to the prior development obligations. The book value of the investment at 30 June 2008 was $10.3 million (2007: $11.1 million).

(i) Star City arrangements

On 30 October 2007, Tabcorp entered into an in-principle agreement with the New South Wales Government to review Star City's regulatory regime, provide for greater flexibility in the delivery of product and provide Star City with exclusivity for a further 12 years. Under the agreement, Star City will move to a new indexed tax regime to be phased in over five years from 1 July 2008, and pay the New South Wales Government $100.0 million in two equal tranches (expected in 2008/09 and in 2009/10). An intangible asset and a liability will be recognised upon the formal agreement taking effect.

Contingent assets

(j) Tax audit

The Australian Taxation Office ('ATO') issued Star City with an income tax assessment for the tax year ended 30 June 1997, and amended income tax assessments for the tax years ended

30 June 2000, 30 June 2001 and 30 June 2002. The assessment and amended assessments relate to the deductibility of rent of $120.0 million prepaid in December 1994 in relation to the Star City casino site.

The Group has provided in full for the unpaid primary tax in dispute in relation to deductions claimed to 30 June 2002 of $31.6 million, and penalties and interest charges of $29.0 million (up to 30 June 2008). The Group has provided for General Interest Charges from 27 January 2004. Due to the ongoing dispute with the ATO, the Group has not claimed deductions for prepaid rent for the 2003 to 2008 (inclusive) tax years. The primary tax on these deductions is $8.8 million. If the Group is ultimately successful in its claims, the income tax deductions could be claimed.

31. Subsequent events

Dividends

Since 30 June 2008, the directors have declared a special dividend of 47 cents per ordinary share. The total amount of the special dividend is $246.7 million. This has not been provided for in the 30 June 2008 financial statements (refer to note 5).

32. Financial risk management objectives and policies

The Group's principal financial instruments, other than derivatives, comprise cash, short term deposits, bank bills, Australian denominated bank loans and notes, and foreign currency denominated notes.

The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. Derivative transactions are also entered into by the Group, principally interest rate swaps and cross currency swaps, the purpose being to manage interest rate and currency risks arising from the Group's sources of finance. It is, and has been throughout the period under review, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are cash flow interest rate risk, foreign currency risk, credit risk and liquidity risk.

Details of significant accounting policies and methods adopted, including criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument, are disclosed in note 1.

Cash flow interest rate risk

The Group has a policy of controlling exposure to interest rate fluctuations by the use of fixed and variable rate debt and by the use of interest rate swaps or caps. It has entered into interest rate swap agreements to hedge underlying debt obligations and allow floating rate borrowings to be swapped to fixed rate borrowings. Under these arrangements, the Group will pay fixed interest rates and receive the bank bill swap rate calculated on the notional principal amount of the contracts.

At 30 June 2008, after taking into account the effect of interest rate swaps, approximately 74% (2007: 75%) of the Group's borrowings are at a fixed rate of interest.

Fair value interest rate risk

As the Group holds fixed rate debt there is a risk that the economic value of financial instruments will fluctuate because of changes in market interest rates. The level of fixed rate debt is disclosed in note 33 and it is acknowledged that this risk is a by-product of the Group's attempt to manage its cash flow interest rate risk.

Foreign currency risk

As a result of issuing private notes denominated in US Dollars ('USD'), the Group's balance sheet can be affected by movements in the USD/AUD exchange rate. In order to hedge this exposure, the Group has entered into cross currency swaps to fix the exchange rate on the notes until maturity. The Group agrees to exchange a fixed USD amount in exchange for an agreed AUD amount with swap counterparties, and re-exchange this again at maturity. These swaps are designated to hedge the principal and interest obligations under the private notes.

Commodity price risk

The Group is not exposed to commodity price risk.

Credit risk

Credit risk on financial assets which have been recognised on the balance sheet, is the carrying amount net of any allowance for doubtful debts. The Group minimises credit risk via adherence to a strict cash management policy. Collateral is not held as security.

The Group is not materially exposed to one individual debtor.

Credit risk in trade receivables is managed in the following ways:

- the provision of cheque cashing facilities for casino gaming patrons is subject to detailed policies and procedures designed to minimise any potential loss, including the taking up of bank opinions and the use of a central credit agency which collates information from major casinos around the world; and
- the provision of non gaming credit is covered by a risk assessment process for customers using the Credit Reference Association of Australia, bank opinions and trade references.

Notes to the financial statements (continued)

For the year ended 30 June 2008

32. Financial risk management objectives and policies (continued)

Receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

With respect to credit risk arising from other financial assets of the Group, which comprise cash and cash equivalents (including short term deposits and bank bills), the maximum of the Group's exposure to credit risk from default of a counterparty is equal to the carrying amount of these instruments.

In relation to financial liabilities, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The Group's maximum credit risk exposure in respect of interest rate swap contracts and cross currency swap contracts is detailed in note 33.

All investment and financial instrument activity is with approved counterparties with investment grade credit ratings. To manage credit risk, compliance with counterparty exposure limits is reviewed on a continuous basis. The aggregate value of transactions are spread amongst the approved counterparties.

Liquidity risk

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and notes.

To help reduce liquidity risk, the Group targets a minimum level of cash and cash equivalents to be maintained, and has revolving facilities in place with sufficient headroom.

The Group's policy is that not more than 33% of debt facilities should mature in any 12 month period within the next five years. At 30 June 2008, 6% (2007: 14%) of the Group's debt facilities will mature in less than one year.

Due to the measures in place for managing liquidity and access to capital markets, this risk is not considered significant.

Refer to notes 18 and 33 for maturity of financial liabilities.

The contractual cash flows including principal and estimated interest receipts/payments of financial assets/liabilities are as follows:

	2008			2007		
	< 1 year	1 - 5 years	> 5 years	< 1 year	1 - 5 years	> 5 years
Consolidated	$m	$m	$m	$m	$m	$m
Financial assets						
Cash assets	**98.5**	-	-	108.4	-	-
Short term deposits	**74.7**	-	-	93.8	-	-
Receivables	**64.8**	-	-	31.6	-	-
Other receivables	-	**3.0**	-	-	-	-
Interest rate swaps						
- receive AUD floating	**105.7**	**313.3**	**327.9**	93.9	246.5	247.6
Cross currency swaps						
- receive USD fixed	**35.2**	**140.9**	**779.5**	40.0	160.1	925.6
Total financial assets	**378.9**	**457.2**	**1,107.4**	367.7	406.6	1,173.2
Financial liabilities						
Trade creditors and accrued expenses	**407.3**	-	-	379.8	-	-
Bank loans - unsecured	**88.5**	**1,227.2**	-	443.5	703.4	-
Medium term notes						
- fixed interest rate	**25.0**	**441.3**	-	25.0	466.3	-
- floating interest rate	**5.6**	**77.5**	-	4.7	80.3	-
Private placement						
- US dollar - pay USD fixed	**35.2**	**140.9**	**779.5**	40.0	160.1	925.6
- Australian dollar	**8.7**	**34.8**	**156.5**	7.3	29.2	154.7
Interest rate swaps						
- pay AUD fixed	**80.7**	**245.9**	**264.6**	83.0	224.1	228.3
Cross currency swaps						
- pay AUD floating	**73.2**	**292.8**	**1,104.9**	61.4	245.7	1,123.4
Total financial liabilities	**724.2**	**2,460.4**	**2,305.5**	1,044.7	1,909.1	2,432.0
Tabcorp Holdings Limited						
Financial assets						
Cash assets	**2.1**	-	-	4.7	-	-
Short term deposits	**22.6**	-	-	35.2	-	-
Receivables	**2,313.1**	-	-	2,446.8	-	-
Other receivables	-	**3.0**	-	-	-	-
Total financial assets	**2,337.8**	**3.0**	-	2,486.7	-	-
Financial liabilities						
Trade creditors and accrued expenses	**23.9**	-	-	19.0	-	-

For floating rate instruments, the amount disclosed is determined by reference to the interest rate at the last repricing date.

For foreign currency receipts and payments, the amount disclosed is determined by reference to the USD/AUD rate at balance date.

33. Additional financial instruments disclosure

(a) Fair values

Swaps

Fair value is calculated using discounted future cash flow techniques, where estimated cash flows and estimated discount rates are based on market data at the balance sheet date.

US Private Placement

Fair value is calculated using discounted future cash flow techniques, where estimated cash flows and estimated discount rates are based on market data at balance date, in combination with restatement to current foreign exchange rates.

Medium Term Notes

Fair value is determined using independent market quotations.

The carrying amount of financial assets or liabilities recognised in the financial statements are deemed to be the fair value unless otherwise stated in the table below.

	Carrying amount		Fair value	
	2008	2007	**2008**	2007
	$m	$m	**$m**	$m
Consolidated				
Financial liabilities				
Medium term notes				
- fixed interest rate	**385.0**	385.0	**357.6**	374.1
- floating interest rate	**65.0**	65.0	**64.8**	65.9
	450.0	450.0	**422.4**	440.0

Notes to the financial statements (continued)

For the year ended 30 June 2008

33. Additional financial instruments disclosure (continued)

(b) Interest rate risk

The Group's exposure to interest rate risk and the effective interest rate for classes of financial assets and financial liabilities is set out below:

	Note	Weighted average effective interest rate	Floating interest rate	Fixed interest maturing in:			Non interest bearing	Balance sheet
				< 1 year	1 - 5 years	> 5 years		
		%	$m	$m	$m	$m	$m	$m
2008 - Consolidated								
Financial assets								
Cash assets	7	6.0	14.9	-	-	-	83.6	98.5
Short term deposits	7	7.5	74.7	-	-	-	-	74.7
Receivables	8	-	-	-	-	-	64.8	64.8
Other receivables	16	-	-	-	-	-	2.1	2.1
Interest rate swaps (i)(ii)	33(c)	-	(1,440.0)	175.0	300.0	965.0	-	-
Total financial assets			(1,350.4)	175.0	300.0	965.0	150.5	240.1
Financial liabilities								
Trade creditors and accrued expenses	17		-	-	-	-	407.3	407.3
Bank loans - unsecured(i)(iii)	18	8.2	1,084.8	-	-	-	-	1,084.8
Medium term notes(i)								
- fixed interest rate(iv)	18	6.7	-	-	383.3	-	-	383.3
- floating interest rate(iii)	18	8.6	64.9	-	-	-	-	64.9
Private placement(i)								
- US dollar(iv)	18	5.5	-	-	-	637.0	-	637.0
- Australian dollar(iii)	18	8.7	99.7	-	-	-	-	99.7
Cross currency swaps(i)	33(d)	-	838.6	-	-	(838.6)	-	-
Total financial liabilities			2,088.0	-	383.3	(201.6)	407.3	2,677.0
2008 - Tabcorp Holdings Limited								
Financial assets								
Cash assets	7	7.0	2.1	-	-	-	-	2.1
Short term deposits	7	7.2	22.6	-	-	-	-	22.6
Receivables	8	-	-	-	-	-	2,313.1	2,313.1
Other receivables	16	-	-	-	-	-	2.1	2.1
Total financial assets			24.7	-	-	-	2,315.2	2,339.9
Financial liabilities								
Trade creditors and accrued expenses	17	-	-	-	-	-	23.9	23.9
Total financial liabilities			-	-	-	-	23.9	23.9

	Note	Weighted average effective interest rate	Floating interest rate	Fixed interest maturing in:			Non interest bearing	Balance sheet
				< 1 year	1 - 5 years	> 5 years		
		%	$m	$m	$m	$m	$m	$m
2007 - Consolidated								
Financial assets								
Cash assets	7	5.0	18.2	-	-	-	90.2	108.4
Short term deposits	7	6.3	93.8	-	-	-	-	93.8
Receivables	8	-	-	-	-	-	31.6	31.6
Interest rate swaps[(i)(ii)]	33(c)	-	(1,450.0)	-	650.0	800.0	-	-
Total financial assets			(1,338.0)	-	650.0	800.0	121.8	233.8
Financial liabilities								
Trade creditors and accrued expenses	17	-	-	-	-	-	379.8	379.8
Bank loans - unsecured[(i)(iii)]	18	6.9	1,067.1	-	-	-	-	1,067.1
Medium term notes[(i)]								
- fixed interest rate[(iv)]	18	6.6	-	-	382.8	-	-	382.8
- floating interest rate[(iii)]	18	7.2	64.8	-	-	-	-	64.8
Private placement[(i)]								
- US dollar[(iv)]	18	5.4	-	-	-	726.2	-	726.2
- Australian dollar[(iii)]	18	7.3	99.7	-	-	-	-	99.7
Cross currency swaps[(i)]	33(d)	-	838.6	-	-	(838.6)	-	-
Total financial liabilities			2,070.2	-	382.8	(112.4)	379.8	2,720.4
2007 - Tabcorp Holdings Limited								
Financial assets								
Cash assets	7	6.0	4.7	-	-	-	-	4.7
Short term deposits	7	6.2	35.2	-	-	-	-	35.2
Receivables	8	-	-	-	-	-	2,446.8	2,446.8
Total financial assets			39.9	-	-	-	2,446.8	2,486.7
Financial liabilities								
Trade creditors and accrued expenses	17	-	-	-	-	-	19.0	19.0
Total financial liabilities			-	-	-	-	19.0	19.0

(i) The effective interest rate on gross debt at 30 June 2008 was 7.1% (2007: 6.6%) after taking into account the impact of interest rate swaps and cross currency swaps.
(ii) Notional principal amounts.
(iii) Interest on financial instruments classified as floating rate is repriced at intervals of less than one year. The floating rates represent the most recently determined rate applicable to the instrument at balance date.
(iv) Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument.

Notes to the financial statements (continued)

For the year ended 30 June 2008

33. Additional financial instruments disclosure (continued)

(c) Financial instruments - interest rate swaps

Interest rate swaps meet the requirements to qualify for cash flow hedge accounting and are stated at fair value.

These swaps are being used to hedge the exposure to variability in cash flows attributable to movements in the reference interest rate of the designated debt or instrument and are assessed as highly effective in offsetting changes in the cash flows attributable to such movements. Hedge effectiveness is measured by comparing the change in the fair value of the hedged item and the hedging instrument respectively each quarter. Any difference represents ineffectiveness and is recorded in the income statement.

The notional principal amounts, cash flows and periods of expiry of these interest rate swap contracts are as follows:

	Notional principal amount		Fair value	
	2008	2007	**2008**	2007
	$m	$m	**$m**	$m
Less than one year	**175.0**	-	**3.2**	-
One to five years	**300.0**	650.0	**11.9**	18.7
More than five years	**965.0**	800.0	**75.1**	48.1
Notional principal	**1,440.0**	1,450.0	**90.2**	66.8
Fixed interest rate range p.a.	**5.4% - 7.2%**	5.4% - 6.0%		

	Contractual cash flow amount	
	2008	2007
	$m	$m
Less than one year	**25.0**	10.9
One to five years	**67.4**	22.4
More than five years	**63.3**	19.3
Notional principal	**155.7**	52.6

Net settlement receipts and payments are recognised as an adjustment to interest expense on an accruals basis over the term of the swaps, such that the overall interest expense on borrowings reflects the average cost of funds achieved by entering into the swap agreements.

(d) Financial instruments - cross currency swaps

Cross currency swap contracts are classified as either cash flow hedges or fair value hedges and are stated at fair value.

These cross currency swaps are being used to hedge the exposure to the variability in the fair value of the USD debt under the US Private Placement and are assessed as highly effective in offsetting changes in movements in the forward USD exchange rate. Hedge effectiveness is measured by comparing the change in the fair value of the hedged item and the hedging instrument respectively each quarter. Any difference represents ineffectiveness and is recorded in the income statement.

The principal amounts and periods of expiry of the cross currency swap contracts are as follows:

	2008		2007	
	Pay principal AUD $m	**Receive principal USD $m**	Pay principal AUD $m	Receive principal USD $m
More than five years	**838.6**	**625.0**	838.6	625.0
Fixed interest rate range p.a.	-	**5.3% - 5.6%**	-	5.3% - 5.6%
Variable interest rate range p.a.	**8.7% - 8.8%**	-	7.3% - 7.4%	-

The terms and conditions in relation to interest rate and maturity of the cross currency swaps are similar to the terms and conditions of the underlying hedged Private Placement - USD borrowings as set out in note 18.

(e) Financial instruments - sensitivity analysis

Interest rates - AUD & USD

The following sensitivity analysis is based on interest rate risk exposures in existence at the balance sheet date.

At 30 June, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

Judgements of reasonably possible movements:

	Post Tax Profit Higher/(Lower)		Equity Higher/(Lower)	
	2008	2007	**2008**	2007
	$m	$m	**$m**	$m
Consolidated				
AUD				
+ 1% (100 basis points)	**(3.6)**	(3.2)	**43.8**	45.5
- 1% (100 basis points)	**3.5**	3.2	**(47.6)**	(49.4)
USD				
+ 1% (100 basis points)	**(1.2)**	(0.7)	**(26.6)**	(30.1)
- 1% (100 basis points)	**1.3**	0.8	**29.0**	33.0
Tabcorp Holdings Limited				
AUD				
+ 1% (100 basis points)	**0.2**	0.2	**-**	-
- 1% (100 basis points)	**(0.2)**	(0.2)	**-**	-

The movements in profit are due to higher/lower interest costs from variable rate debt and investments, and an increase/decrease in the fair value of financial instruments designated as fair value hedges. The movement in equity is due to an increase/decrease in the fair value of financial instruments designated as cash flow hedges.

Foreign Exchange

The following sensitivity analysis is based on foreign currency risk exposures in existence at the balance sheet date.

At 30 June, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

Judgements of reasonably possible movements:

	Post Tax Profit Higher/(Lower)		Equity Higher/(Lower)	
	2008	2007	**2008**	2007
	$m	$m	**$m**	$m
Consolidated				
AUD/USD + 10 cents	**3.2**	(0.5)	**(2.0)**	0.8
AUD/USD - 10 cents	**(4.5)**	0.7	**2.5**	(1.1)

The movements in profit are due to an increase/decrease in the fair value of financial instruments designated as fair value hedges. The movement in equity is due to an increase/decrease in the fair value of financial instruments designated as cash flow hedges.

Management believe the balance date risk exposures are representative of the risk exposure inherent in the financial instruments.

The numbers derived in the sensitivity analysis are indicative only.

Directors' declaration

In the opinion of the directors of Tabcorp Holdings Limited ('the Company'):

(a) the financial statements, notes and the additional disclosures included in the Directors' report designated as audited, of the Company and of the Group are in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the Company's and the Group's financial position as at 30 June 2008 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration has been made after receiving the declarations required to be made to the directors in accordance with sections 295A of the Corporations Act 2001.

In the opinion of the directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in note 29 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee.

Signed in accordance with a resolution of directors.

John Story
Chairman

Melbourne
20 August 2008

Independent audit report

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000 Australia
GPO Box 67 Melbourne VIC 3001
Tel: +61 3 9288 8000
Fax: +61 3 8650 7777
www.ey.com/au

Independent auditor's report to the members of Tabcorp Holdings Limited

Report on the Financial Report

We have audited the accompanying financial report of Tabcorp Holdings Limited, which comprises the balance sheet as at 30 June 2008 and the income statement, statement of recognised income and expense and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

ERNST & YOUNG

Auditor's Opinion

In our opinion:

1. the financial report of Tabcorp Holdings Limited is in accordance with the *Corporations Act 2001*, including:
   i giving a true and fair view of the financial position of Tabcorp Holdings Limited and the consolidated entity at 30 June 2008 and of their performance for the year ended on that date; and
   ii complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*.
2. the financial report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on the Remuneration Report

We have audited the Remuneration Report included on pages 16 to 34 of the directors' report for the year ended 30 June 2008. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's Opinion

In our opinion the Remuneration Report of Tabcorp Holdings Limited for the year ended 30 June 2008, complies with section 300A of the *Corporations Act 2001*.

Ernst & Young

Tim Wallace
Partner
Melbourne
20 August 2008

Five year review

	2008 $m	2007 $m	2006 $m	2005 $m	2004 $m
Total revenue	**4,042.4**	3,883.7	3,834.8	3,817.1	2,500.0
EBITDA - pre impairment/goodwill	**1,075.2**	947.8	1,059.1	1,046.2	739.0
Profit before interest and tax	**174.7**	803.3	851.5	806.6	570.0
Profit after income tax	**(164.6)**	450.4	543.4	433.4	311.0
Profit after income tax (pre impairment/goodwill)[1]	**543.0**	452.6	611.9	526.6	370.7
Dividend[2]	**493.4**	493.5	467.2	423.4	330.3
Cash and deposits	**173.2**	202.2	206.6	209.4	197.0
Other current assets	**105.0**	80.5	72.0	120.4	158.4
Licences and other intangibles	**1,040.1**	1,516.9	1,522.0	1,440.0	1,118.6
Goodwill	**3,190.6**	3,384.6	3,384.6	3,444.3	1,280.6
Other non current assets	**1,612.8**	1,542.3	1,486.8	1,558.9	1,591.3
Total assets	**6,121.7**	6,726.5	6,672.0	6,773.0	4,345.9
Current interest bearing liabilities	-	390.0	390.0	390.0	742.0
Other current liabilities	**560.2**	514.9	506.2	483.9	307.1
Non current interest bearing liabilities	**2,269.7**	1,950.6	2,029.6	2,143.6	1,130.0
Other non current liabilities	**521.0**	486.8	383.3	496.9	190.8
Total liabilities	**3,350.9**	3,342.3	3,309.1	3,514.4	2,369.9
Shareholders' funds	**2,770.8**	3,384.2	3,362.9	3,258.6	1,975.9
Capital expenditure - payments	**222.0**	166.8	236.1	119.5	101.2
	cents	**cents**	**cents**	**cents**	**cents**
Earnings per share - pre impairment/goodwill[1]	**103.4**	86.2	116.6	101.9	92.5
Earnings per share - post impairment/goodwill[1]	**(31.4)**	85.8	103.6	83.9	77.6
Dividends per share[2]	**94.0**	94.0	89.0	81.0	71.0
Operating cash flow per share[3]	**82.0**	84.2	89.4	104.9	84.7
Return on shareholders' funds - pre impairment/goodwill[1,4]	**17.0%**	13.4%	18.1%	15.6%	21.5%
Return on shareholders' funds - post impairment/goodwill[1,4]	**(5.1%)**	13.3%	16.1%	12.9%	18.1%
Net assets per share	**$5.28**	$6.45	$6.41	$6.25	$4.67
Operating revenue[5]	**$m**	**$m**	**$m**	**$m**	**$m**
Wagering	**1,469.9**	1,464.1	1,403.3	1,413.2	446.2
Gaming	**1,133.6**	1,081.8	1,046.6	1,032.2	933.5
Casinos	**1,357.5**	1,291.4	1,330.1	1,274.9	1,065.3
Unallocated/elimination	**(4.0)**	(2.3)	(3.1)	40.3	17.8
Total	**3,957.0**	3,835.0	3,776.9	3,760.6	2,462.8

EBITDA - Earnings before interest, tax, depreciation and amortisation. AIFRS used as basis for preparation for 2005 and 2006 data whilst AGAAP used for 2004 and years prior.

1 After income tax before impairment (AIFRS) or goodwill amortisation (AGAAP)

2 Dividends attributable to the year, but which may be payable after the end of the period. 2008 includes a special dividend declared in August 2008.

3 Net operating cash flow per the statement of cashflows does not include payments for property plant and equipment and intangibles, whereas these items are included in the calculation for the operating cash flow per share ratio.

4 Tab Limited was acquired in July 2004 and 12 months results are included in Tabcorp's 2005 consolidated results. For the purposes of the 2005 calculations, shareholders' funds at the end of 2004 have been increased by $1,176 million, as if the acquisition had occurred at 30 June 2004. If this adjustment was not made, the reported return on shareholders' funds (pre goodwill) would be 18.7%, and the reported return on shareholders' funds (post goodwill) would be 13.1%.

5 Operating revenue includes both external and internal operating revenue.

Company directory

Registered office

Tabcorp Holdings Limited
5 Bowen Crescent
Melbourne VIC 3004
Australia
Telephone: 03 9868 2100
Facsimile: 03 9868 2300
E-mail: investor@tabcorp.com.au

Website

www.tabcorp.com.au

Stock exchange listing

Tabcorp Holdings Limited shares are quoted on the Australian Securities Exchange under the code 'TAH'. The Company's shares are traded in sponsored American Depositary Receipt (ADR) form in the United States of America.

Auditors

Ernst & Young – External auditors

Divisional offices

Queensland divisional office

Level 3
159 William Street
Brisbane QLD 4000
Telephone: 07 3228 0000

Star City

80 Pyrmont Street
Pyrmont NSW 2009
Reservations: 1800 700 700
Telephone: 02 9777 9000
www.starcity.com.au

Conrad Jupiters

Broadbeach Island
Gold Coast QLD 4218
Reservations: 1800 074 344
Telephone: 07 5592 8100
www.conradjupiters.com.au

Conrad Treasury

George Street
Brisbane QLD 4000
Reservations: 1800 506 889
Telephone: 07 3306 8888
www.conradtreasury.com.au

Jupiters Townsville

Sir Leslie Thiess Drive
Townsville QLD 4810
Reservations: 1800 079 210
Telephone: 07 4722 2333
www.jupiterstownsville.com.au

New South Wales divisional office

495 Harris Street
Ultimo NSW 2007
Telephone: 02 9218 1000

Sky Channel / 2KY Radio

79 Frenchs Forest Road
Frenchs Forest NSW 2086
Telephone: 02 9451 0888
www.skychannel.com.au
www.2ky.com.au

Key dates

2008

Annual General Meeting (Melbourne Park, Melbourne)	23 October

2009*

Half-year results announcement	5 February
Ex-dividend for interim dividend	10 February
Record date for interim dividend	16 February
Interim dividend payment	23 March
End of financial year	30 June
Full-year results announcement	6 August
Ex-dividend for final dividend	11 August
Record date for final dividend	17 August
Final dividend payment	18 September
Annual General Meeting	19 October

** These dates may change.*
See the Company's website for updates.

About this Annual Report

Tabcorp publishes two reports – the Concise Annual Report, which incorporates the concise financial statements, and the full Financial Report. The concise financial statements included in the Concise Annual Report cannot be expected to provide as full an understanding of Tabcorp's performance, financial position and investing activities as provided by the full Financial Report. A copy of Tabcorp's full Financial Report is available, free of charge, on request and can be accessed via the Company's website at www.tabcorp.com.au.

Currency

References to currency are in Australian dollars unless otherwise stated.

Investment warning

Past performance of shares is not necessarily a guide to future performance. The value of investments and any income from them is not guaranteed and can fall as well as rise. Tabcorp recommends investors seek independent professional advice before making investment decisions.

Privacy

Tabcorp respects the privacy of its stakeholders. Tabcorp's Privacy Policy is available on the Company's website at www.tabcorp.com.au.

Tabcorp

File No. 82-3841

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

15 September 2008

To: Australian Securities Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

CONCISE ANNUAL REPORT

Attached is a copy of the Company's Concise Annual Report for the year ended 30 June 2008.

It will be dispatched to shareholders on Monday 22 September 2008 with their dividend statements.

The Concise Annual Report and the Annual Financial Report will be available for download from the Company's website at **www.tabcorp.com.au**.

Tabcorp







Concise Annual Report 2008

Our priorities

- Continue to improve operational performance and control expenses
- Increase focus on customer service, organic growth and market share
- Step up capital investment in our existing businesses that position us for growth in two to three years time, particularly in casinos
- Prepare for licence renewal in Victoria
- Maintain leadership in responsible gambling

Contents

Notice of meeting

The Annual General Meeting of Tabcorp Holdings Limited will be held at the Melbourne Park Function Centre, Batman Avenue, Melbourne on Thursday 23 October 2008 at 10.00am.

Performance

- Net operating revenue (normalised and before non-recurring items) up 0.9% to $3,915.6 million
- Net profit after tax (normalised and before non-recurring items) up 0.3% to $516.9 million
- Reported net loss after tax of ($164.6 million) reflecting non-cash charges against the value of the Victorian wagering and gaming licences, goodwill in the Wagering business and redundant Star City assets
- Dividend of 94 cents per share fully franked, including special dividend of 47 cents per share
- Taxes on gambling paid by Tabcorp businesses up 3.3% to $1,284.1 million
- Income generated for the Victorian and New South Wales racing industries up 0.9% to $300.3 million and down 4.4% to $214.0 million respectively
- The Tabcorp Group's contribution to state community benefit funds in Australia up 3.2% to $89.0 million


3,915.6
FY04 FY05 FY06 FY07 FY08

Operating revenue
(normalised)
$ million


516.9
FY04 FY05 FY06 FY07 FY08

Net profit after tax
(normalised and before non-recurring items)
$ million


94
FY04 FY05 FY06 FY07 FY08

Dividends per share
Cents per share (fully franked)


98.5
FY04 FY05 FY06 FY07 FY08

Earnings per share
(normalised and before non-recurring items)
Cents per share

Chairman's message

"In recognition of the Group's operational performance, annual dividends were maintained at 94 cents per share fully franked."

Twelve months ago the Tabcorp Board expressed confidence that the operational performance of the company would improve under new leadership. It is pleasing that management has accepted the challenge and delivered a creditable result in a difficult trading environment in 2008.

Normalised net profit after tax before non-recurring items was $516.9 million. This was in line with the guidance management gave at the beginning of the year. In the face of full indoor smoking bans being introduced in two states, higher gaming taxes in Victoria and the unexpected outbreak of equine influenza, this is a good result.

The result reflects the strength of our casino, wagering and gaming businesses, and the resilience of the Australian racing industry. It was a credit to all industry participants that they were able to largely overcome the impact of equine influenza and maintain healthy levels of funding for the industry nationally.

The company reported a net loss after tax of $164.6 million. This was the result of three significant balance sheet adjustments. They include a charge of $487.7 million against the value of the Victorian wagering and gaming licences; a write down of $194 million in the carrying value of the wagering business; and a write off of $25.8 million after tax against assets that will be made redundant as part of the proposed expansion of Star City casino.

The Board decided that it was important to deal with these significant balance sheet adjustments at the earliest opportunity and to place the company in the best possible position for the future.

The charge against the Victorian licences results from the Victorian Government's announcement in April 2008 that changed the industry structure for gambling from 2012. As part of this announcement the Government stated that it had formed the view that Tabcorp is not entitled to compensation under the Gambling Regulation Act 2003.

We disagree with the Victorian Government's position and believe that Tabcorp is entitled to a payment of $687 million. The Government had every right to change the future structure for gambling in Victoria and not renew our gaming licence. Although we were disappointed, the company accepts the decision and has moved on. However, Tabcorp remains firm in its belief that the Government should honour its commitment to the payment and will pursue its rights vigorously. By taking a charge against the value of the Victorian licences now, there is upside if the company can secure a refund from the Victorian Government in the future.

Taking into consideration the underlying performance of the business, the Board decided to maintain annual dividends at 94 cents per share. The Board achieved this by declaring a special dividend of 47 cents per share. The special dividend is a substitute for the final dividend that was not declared as a result of the additional charges to the 2008 reported earnings. The decision to maintain dividends at an attractive level is an indication of our confidence that the company is on the right track.

Increasing investment for our future

Over the coming years we will significantly increase the investment in our businesses to ensure we deliver the most exciting gambling entertainment experiences to our customers.

Our largest investment will be at Star City. The company will invest $475 million over the next three years to expand the complex and turn it into the leading entertainment destination in Sydney. This investment decision follows a new agreement on exclusivity and product concessions with the New South Wales Government.

In our wagering business we are also taking steps to ensure we maintain our leadership position in Australia, which includes starting

a new corporate bookmaking business in the Northern Territory, and continuing to invest in our existing TAB operations.

Our gaming business will be affected by the Victorian Government's decision to change the industry structure from mid 2012. We will adjust our business plans to maximise returns from this business over the next four years.

The Victorian Government is expected to release more details about the future Wagering and Keno licences in late 2008 and we expect that the bidding process for these licences will start in 2009.

Tabcorp recognises the importance of responsible gambling for the long term sustainability of our industry. In September 2007, the Dow Jones Sustainability Index again recognised Tabcorp as a global leader in the promotion of responsible gambling. Our commitment to leadership in this area continues and we will work with regulators in each of the states in which we operate to ensure we maintain the highest standards of care and probity.

Board succession

In accordance with the Board's structured succession plan, two Directors retired during the year and two new Directors were appointed.

I commenced as Chairman following Michael Robinson's retirement at the company's Annual General Meeting in November 2007. Michael was our inaugural Chairman and led the organisation for more than 13 years. During this period, he oversaw the Group's growth and diversification strategy, including the acquisitions of Star City, Jupiters and Tab Limited. As a result of this strategy, Tabcorp is today a leading gambling entertainment company in Australia and in the top 10 globally. We are grateful for Michael's passion and commitment to the company and he leaves behind a great legacy and a strong business.

Phil Satre also retired at the company's 2007 Annual General Meeting. Phil was a former Chairman of Harrah's Entertainment, one of the world's largest gambling companies. During his seven years as a Director, Phil provided the company with extensive international and casino experience.

On behalf of the company, I thank Michael and Phil for their many years of dedicated service and their significant contributions to Tabcorp.

In May 2008, John O'Neill was confirmed as a Director following the receipt of all necessary regulatory approvals. John brings extensive entertainment, administrative and financial experience to the Board, gained through his involvement in international sport, mass entertainment and banking.

During the year, Jane Hemstritch and Brett Paton were appointed to the Board, subject to regulatory approvals. Jane has extensive experience in communications, information technology, change management and accounting gained across the telecommunications, energy, financial services, government and manufacturing sectors. Brett brings significant strategic and financial market experience to the company, gained from his extensive experience in capital markets and as the former Chairman of Capital Markets at investment bank UBS. Brett is a keen follower of Australian racing and has interests in thoroughbred racehorses.

In conclusion

I would like to recognise the hard work of our employees and industry partners. In the past year their efforts allowed the company to deliver a solid operational result and helped mitigate the impacts of smoking bans and equine influenza. The Board greatly appreciates their continued commitment to the company.

John Story
Chairman
20 August 2008


John Story
Chairman

Chief Executive Officer's message

"The company is now in better shape. This means we can put more of our energy into our customers and make the capital investments needed to deliver the best gambling entertainment experience in Australia."

For the year ended 30 June	2008 $m	2007 $m	Change %
Normalised and before non-recurring items			
Operating revenue	3,915.6	3,881.7	0.9
Net operating expenses	(1,014.0)	(1,008.8)	0.5
Earnings before interest, tax, depreciation and amortisation (EBITDA)	1,037.9	1,040.0	(0.2)
Earnings before interest and tax (EBIT)	896.6	895.5	0.1
Net profit after tax (NPAT)	516.9	515.6	0.3
Reported earnings			
Reported net profit/(loss) after tax	(164.6)	450.4	(>100)

2008 was an important year for the company, both operationally and strategically.

The improvements that have been made across the businesses over the last 12 months allowed us to deliver a solid operational result in a tough market. On a normalised basis and before non-recurring items, net profit after tax was $516.9 million. This was in line with the previous year and with guidance given at the beginning of the year. It means that we were able to mitigate the impact of smoking bans, higher gaming taxes and equine influenza on the company.

We delivered on most of the priorities we set ourselves. We simplified the business, increased the focus on the operating divisions, reduced the size of head office and exited from our China Keno business. There were two areas in particular that needed significant improvement. They were expense control and the performance of our wagering technology. We showed good progress in both areas, delivering on expenses and improving the performance in the technology area.

Strategically, 2008 was a year of contrasts. On the positive side, we reached a new casino licence agreement with the New South Wales Government, allowing us to significantly expand Star City casino in the coming years. This positive outcome was overshadowed by the decision in Victoria to change the industry structure for gaming from 2012. This means that Tabcorp will no longer be the operator of Electronic Gaming Machines in Victoria from mid 2012.

The Victorian Government had every right to change the industry structure and we accept the outcome. However, we disagree with the Government's position in relation to the licence refund and will vigorously pursue our entitlement to a payment.

It is important that we deal with material issues as they become evident. In 2008, we made three adjustments to our balance sheet that impacted on our reported earnings. We took a charge against the value of our Victorian gaming and wagering licences, wrote down the carrying value of our wagering business and wrote off a number of assets that will be made redundant as part of the expansion of Star City. As a result of these adjustments, the company reported a net loss after tax of $164.6 million.

Since the three balance sheet adjustments were non-cash items, we based our dividend on the operational earnings of the company. Our earnings supported a full year dividend of 94 cents per share, including a special dividend of 47 cents.

Our businesses

Our three operating divisions delivered good expense control, with aggregate expenses up 0.5%. Revenue performance across the divisions was mixed, with aggregate revenues up 0.9%. Below, I briefly discuss the earnings for each of the divisions, measured in normalised Earnings Before Interest and Tax (EBIT) before non-recurring items.

In **Casinos**, EBIT was $368.8 million, down 4.5%. The casinos experienced tougher trading conditions in the second half, in addition to the impact of full indoor smoking bans in New South Wales. These factors impacted on revenues from Electronic Gaming Machines and the Main Gaming Floor, with revenues down on the previous year. At the premium end, an increase in revenues from the domestic Private Gaming Rooms was assisted by above average win rates. Revenues from the International Rebate Business were lower as a result of fewer high spending players visiting the casinos.

In the next three years, Tabcorp will make a significant investment in its casino properties. The largest investment, totalling $475 million, will be made at Star City. This investment will turn the casino and hotel complex into the leading entertainment destination in Sydney. The project includes a new 5-star hotel, a reorientation of the property towards Sydney harbour, 30 new restaurants and bars, a new retail galleria and an expansion of the Main Gaming Floor. The project is expected to start in early 2009 and be completed in 2011.

In **Wagering**, EBIT was $264.4 million, up 4.2%. The wagering result was positive in light of the equine influenza outbreak, which impacted EBIT by $17 million. Racing turnover recovered gradually during the second half after racing resumed in December 2007. Sportsbetting continued to perform well, recording another year of strong revenue growth.

The equine influenza outbreak had a major impact on the Australian racing industry. In New South Wales, thoroughbred and harness racing stopped for more than three months. Victoria continued to deliver a full racing program, which helped wagering across the nation to continue. The continued racing program together with an increase in the industry's share of gaming earnings offset the impact of equine influenza in Victoria. Distributions to the racing industry in Victoria reached a record $300.3 million, while in New South Wales distributions fell 4.4% to $214 million.

During the year, Tabcorp announced that it would enter the fast-growing Northern Territory corporate bookmaking market. This new internet and telephone service will fill a gap in our fixed-odds betting business and offer a full suite of fixed-odds racing and sports products.

In **Gaming**, EBIT was $261.4 million, down 0.3%. The Gaming division lifted revenues by 4.8% despite the introduction of full indoor smoking bans in Victoria. Tabcorp's gaming market share in Victoria continued to increase, averaging 52% in the second half. Revenue growth did not translate into higher earnings as a result of the higher Gaming Machine Levy imposed by the Victorian Government.

During the year, we reached agreement with the New South Wales Government on the expansion of Keno into New South Wales hotels. We expect by the end of the 2009 financial year, Keno will be available in approximately 600 hotels and more than 1,000 clubs in New South Wales.

The future

Our 2008 performance and the tough decisions we made to adjust the asset values on our balance sheet put us in a better position for the future. Our 2009 priorities reflect a bigger agenda for the company. We will:

- Continue to improve operational performance and control expenses
- Increase focus on customer service, organic growth and market share
- Step up capital investment in our existing businesses that position us for growth in two to three years time, particularly in casinos
- Prepare for licence renewal in Victoria.

In driving for higher revenue growth, we continue to be mindful of our strong track record in responsible gambling. Our aim is to maintain our leadership position in this area.

The people

Tabcorp's 11,000 people have delivered a positive performance during 2008. We called on them to improve our operations, control expenses and make up for the impact of equine influenza. They did all three. I am grateful for their hard work and look forward to working with them as we increase our focus on our customers and on growth.

Elmer Funke Kupper
Managing Director and
Chief Executive Officer
20 August 2008



Elmer Funke Kupper
Managing Director and
Chief Executive Officer

Divisional analysis



51,000
visitors at our casinos each day

Operations
- Star City in Sydney
- Conrad Jupiters on the Gold Coast
- Conrad Treasury in Brisbane
- Jupiters Townsville
- Management of two entertainment and convention centres
- 7,340 employees

Distribution
- 4 casino and hotel properties
- 399 tables
- 4,537 EGMs
- 47 restaurants and bars
- 1,409 hotel rooms
- 3 theatres
- Conference and banquet facilities



Wagering

700,000
regular retail customers

3,100,000
total Sky Channel and 2KY audience each week

tab.com.au

Operations
- On-course and off-course totalizators in Victoria and New South Wales
- Broadcasting through Sky Channel nationally and 2KY radio network in New South Wales
- Betting on sports under the TAB Sportsbet brand
- 2,900 employees

Distribution
- 2,573 TAB retail outlets
- On-course betting at 267 racecourses
- 325,000 customers betting through internet, pay TV and phone
- Sky Channel available in 2.2 million homes and 5,358 outlets, covering 50,700 races per annum
- Broadcasting Australian racing to 16 countries



Gaming

1,300,000
EGM customers

1,300,000
Keno customers

There's more fun in numbers.

Operations
- Electronic gaming machines (EGMs) in licensed hotels and clubs under the Tabaret brand in Victoria
- Keno in licensed hotels and clubs in Victoria, New South Wales and Queensland
- Games of skill in Victorian gaming venues
- 140 employees

Distribution
- Tabaret in Victoria:
  - 130 hotels
  - 134 clubs
  - 13,406 EGMs
- Keno in Queensland and New South Wales:
  - 2,201 venues (clubs, hotels, TABs and casinos)
  - 2,656 terminals

What happened during the year

- New product concessions and 12 year exclusive licence agreement secured for Star City
- Expanded Star City's Endeavour Room
- Refurbished Conrad Jupiters hotel
- Attracted 7% more visitors per day to our casinos
- Above theoretical win rate added $26 million to profit after tax

Key objectives for the year ahead

- Commence $475 million expansion to turn Star City into the leading entertainment destination in New South Wales
- Improve customer service
- Increase customer visitation and loyalty
- Implement new casino management and loyalty system

Summary of Casinos division's financial performance

For the year ended 30 June	2008 $million*	2007 $million*	Change %
Operating revenues	1,316.1	1,335.9	(1.5)
Other revenue	7.1	7.1	-
Revenue	1,323.2	1,343.1	(1.5)
Taxes and operator commissions	(242.8)	(249.4)	(2.7)
Net operating expenses	(647.9)	(637.3)	1.7
Depreciation and amortisation	(63.9)	(70.1)	(9.0)
EBIT	368.8	386.2	(4.5)

Wagering

What happened during the year

- Increased investment in retail network
- Mitigated impact of equine influenza
- Grew Sportsbetting revenue by 16%
- Increased internet sales by 17.4%
- Lodged application for Northern Territory wagering licence
- Launched interactive pay TV wagering service

Key objectives for the year ahead

- Maintain product leadership
- Invest to improve retail distribution in New South Wales and Victoria
- Invest in new media
- Continue international expansion of vision and pooling
- Develop Northern Territory business
- Prepare for renewal of Victorian wagering licence

Summary of Wagering division's financial performance

For the year ended 30 June	2008 $million*	2007 $million*	Change %
Operating revenues	1,469.9	1,466.2	0.3
Other revenue	7.7	13.0	(40.8)
Revenue	1,477.5	1,479.1	(0.1)
Taxes and operator commissions	(870.1)	(885.8)	(1.8)
Net operating expenses	(293.3)	(290.0)	1.1
Depreciation and amortisation	(49.8)	(49.6)	0.3
EBIT	264.4	253.7	4.2

Gaming

What happened during the year

- Victorian Government decided not to renew our gaming licence when it expires in 2012
- Revenue up 4.3% despite full indoor smoking bans in Victoria and New South Wales
- Increased Tabaret market share, up to 52% in second half
- Approval granted to expand Keno into New South Wales hotels

Key objectives for the year ahead

- Grow market share
- Increase customer loyalty
- Maximise returns from Tabaret and review post 2012 operations
- Continue Keno expansion into New South Wales hotels
- Prepare for renewal of Victorian Keno licence

Summary of Gaming division's financial performance

For the year ended 30 June	2008 $million*	2007 $million*	Change %
Operating revenues	1,133.6	1,081.8	4.8
Other revenue	20.6	19.8	4.0
Revenue	1,154.2	1,101.6	4.8
Taxes and operator commissions	(789.6)	(741.9)	6.4
Net operating expenses	(75.8)	(73.8)	2.8
Depreciation and amortisation	(27.4)	(23.8)	15.0
EBIT	261.4	262.1	(0.3)

All information as at 30 June 2008, unless otherwise stated * Excludes non-recurring items.

Responsible gambling

Industry leadership

The Tabcorp Group continues to be recognised by international investment indices for its commitment to corporate social responsibility.

Dow Jones Sustainability Indexes

FTSE4Good

The Tabcorp Group is committed to delivering its products and services responsibly. It is our aim to maximise customer enjoyment of our products and services, while minimising the potential harm that can arise for some individuals from gambling. Tabcorp is proud of its leadership position in this area, and in 2007 the Dow Jones Sustainability Index again named Tabcorp as a world leader in the promotion of responsible gambling. We will continue to work closely with our stakeholders and government to support our customers to create a sustainable gambling industry.

Tabcorp Responsible Gambling Code of Practice

The Tabcorp Responsible Gambling Code of Practice sets common standards for the responsible delivery of gambling products and services. The Code has been in place since 2001 and was revised in 2006. KPMG conducted an annual review of compliance with the Code in 2008. The Code is available from the Responsible Gambling section of Tabcorp's website at **www.tabcorp.com.au**.

Awareness

In May 2008, Tabcorp supported the Victorian Responsible Gambling Awareness Week. This event represents a partnership between government (State and Local), the broader gambling industry and community organisations to highlight to gamblers that when they gamble, they should do so responsibly and stay in control. Tabcorp's casinos also conducted their annual employee Responsible Gambling Awareness Weeks during May 2008.

Research

Tabcorp provided funding towards the establishment of the Victorian Institute for Gambling and Social Health, which was launched in October 2007. The aim of the Institute is to become the leading international centre related to problem gambling research and counselling services. Tabcorp is also contributing funding to a major research project into problem gambling being undertaken by the University of Wollongong.

Oversight

Tabcorp employs responsible gambling managers across each of its divisions and at a Group level. These managers comprise Tabcorp's Responsible Gambling Committee, which advises the Tabcorp Group on responsible gambling issues, practices and policies and has responsibility for the implementation and annual compliance reviews of the Tabcorp Responsible Gambling Code of Practice.

Visit **www.tabcorp.com.au** for more information.

Supporting our people

shine

The Tabcorp Group provides benefits to support its employees, such as:

- Salary packaging arrangements, including share purchase plan and novated car leases;
- Performance based remuneration;
- Discount accommodation at the Group's hotels;
- Supporting professional development, training and education needs;
- Shine program, which rewards and recognises employees for instances of exceptional performance;
- Social clubs; and
- Employee assistance program, providing independent confidential free advice and assistance.

Occupational health and safety (OH&S)

Throughout the Tabcorp Group, OH&S committees oversee health, wellbeing and safety matters in the workplace. These committees comprise employee and employer representatives responsible for monitoring the effectiveness of OH&S programs, systems and policies; promoting safe working practices; facilitating communication between employees and management; conducting workplace inspections; and other oversight functions.

Code of Conduct

Tabcorp's Code of Conduct sets the ethical and behavioural standards expected from all employees, Directors and contractors. The Code is supported by a range of policies for specific topics, such as using Tabcorp's gambling products and services; conflicts of interest; equal employment opportunity and discrimination; and workplace harassment. Tabcorp Group employees receive training and awareness about the Code and associated policies, which are available to our people through the Group's intranet or in hard copy. Refer also to page 18 of the Corporate Governance statement.

The Code of Conduct is available from the Corporate Governance section of Tabcorp's website at **www.tabcorp.com.au**.

Environmental commitment



778,611
780,129
683,961
626,014
596,732
2003
2004
2005
2006
2007

Water consumption
cubic metres



135,584
128,594
122,872
133,499
137,310
2003
2004
2005
2006
2007

Total greenhouse gas emissions
metric tonnes CO_2 equivalent

The Tabcorp Group is committed to operating as efficiently as possible, and reducing its impact on the environment wherever practicable. The Group's most significant environmental challenges are at its four hotel and casino properties where an Executive Environmental Committee oversees environmental management plans and procedures with the aim of minimising the consumption of energy and water, and managing waste recycling.

The Group has registered for the Federal Government's **Energy Efficiency Opportunities** initiative, which requires companies that consume significant amounts of energy to identify and implement energy saving projects (refer to **www.energyefficiencyopportunities.gov.au**).

Also, the Group's Star City Hotel and Casino in Sydney and the Conrad Jupiters Hotel and Casino on the Gold Coast are voluntary participants in the Federal Government's **Greenhouse Challenge Plus Program** (refer to **www.greenhouse.gov.au**).

Reducing water consumption

Over the past five years, the Group's hotel and casino properties have reduced water usage by 23%. The Conrad Jupiters Hotel and Casino has been recognised as a "conservation champion" by the Queensland Water Commission. Water saving strategies include customer and staff awareness campaigns; rain water harvesting; water recycling and reverse osmosis water treatment facilities; water efficient appliances and practices in kitchens and laundries; and water efficient fittings for showers, taps and bathroom facilities.

Minimising greenhouse gas emissions

During 2007, a number of energy saving initiatives were implemented, including the replacement of lighting with more energy efficient types at several hotel and casino properties, and installing a new air conditioning system at the Conrad Jupiters Hotel and Casino. Energy saving initiatives, however, were offset by refurbishments at the Conrad Jupiters and Star City properties and high occupancy rates and high humidity levels at the Jupiters Townsville Hotel and Casino, which resulted in a 3% increase in total greenhouse gas emissions in 2007.

Enriching communities

Camp Quality

During the year the Tabcorp Group commenced a community partnership with Camp Quality, to entertain and bring hope and happiness to children living with cancer and their families. The Star City Hotel and Casino hosted 36 families for a fun filled weekend around Sydney's Darling Harbour. The families stayed at Star City and enjoyed our hospitality, a special welcome party, kids entertainment, meeting celebrity guests, and free entry to other Darling Harbour attractions.

Community connections

There are many ways in which the Tabcorp Group contributes to the communities in which it operates, including donating casino and hotel facilities and services, supporting fundraising events, sponsoring local community partnerships and employee volunteering. The Group's businesses, people and brands contributed approximately $2 million to communities during the year.

State community benefit funds

In addition, during the year the Tabcorp Group contributed $89.0 million to community benefit funds in Victoria, New South Wales and Queensland. This was up 3.2% on the previous year. These funds are used for many community facilities and services, such as road construction, hospital and health facilities and other community infrastructures.

Visit **www.tabcorp.com.au** for more information.

Board of Directors



John Story

Chairman since November 2007 and Non Executive Director since January 2004

Bachelor of Arts; Bachelor of Laws; Fellow of the Australian Institute of Company Directors (AICD)

John Story was previously a Director of Jupiters Limited, acquired by the Tabcorp Group in November 2003. He was a Partner of the law firm Corrs Chambers Westgarth for 36 years until his retirement on 30 June 2006. He practised in the areas of corporate and commercial law and served as the firm's Queensland Managing Partner and National Chairman. Mr Story is Chairman of Suncorp-Metway Limited and a Director of CSR Limited. He is also Chairman of the Australian Institute of Company Directors and a Member of the Senate of the University of Queensland and Commissioner of the Public Service Commission (Queensland).

Mr Story is Chairman of the Tabcorp Nomination Committee. He is also a member of the Tabcorp Audit Committee, the Tabcorp Remuneration Committee and the Tabcorp Risk and Compliance Committee.



Elmer Funke Kupper

Managing Director and Chief Executive Officer since September 2007

Bachelor of Business Administration; Master of Business Administration

Elmer Funke Kupper joined Tabcorp in February 2006. He commenced as Chief Executive Australian Business and in March 2007 was appointed as Acting Chief Executive Officer. In September 2007 he was appointed to the Board as Managing Director and Chief Executive Officer.

Prior to joining Tabcorp he held several senior executive positions with the Australia and New Zealand Banking Group, including Group Managing Director Asia Pacific and Managing Director Personal Banking and Wealth Management. Previously Mr Funke Kupper was a senior management consultant with McKinsey & Company and AT Kearney. He is Chairman of the Australasian Gaming Council.



Anthony Hodgson AM

Deputy Chairman and Non Executive Director since June 1994

Certificate of Commerce; Fellow of the Institute of Chartered Accountants in Australia; Fellow of AICD

Tony Hodgson was the co-founder, and former Senior Partner, of the chartered accounting firm Ferrier Hodgson. He is a member of the Advisory Board at PACT Group Pty Ltd and a member of the Advisory Council at JP Morgan.

Mr Hodgson is a member of the Tabcorp Audit Committee, Tabcorp Nomination Committee and the Tabcorp Risk and Compliance Committee.



Paula Dwyer

Non Executive Director since August 2005

Bachelor of Commerce; Fellow of the Institute of Chartered Accountants in Australia; Fellow of AICD; Fellow of the Financial Services Institute of Australasia

Ms Dwyer is a Director of Suncorp-Metway Limited, Babcock and Brown Japan Property Management Limited and Alpha Investment Management Pty Ltd. She is also a Member of the Takeovers Panel. In the not-for-profit sector, she is a Director of CCI Investment Management Limited and Vice President of the Baker Heart Research Institute. Ms Dwyer is a former member of the Victorian Casino and Gaming Authority and of the Victorian Gaming Commission from 1993 to 1995.

Ms Dwyer is Chairman of the Victorian Joint Venture Management Committee and Chairman of the Tabcorp Audit Committee. She is a member of the Tabcorp Nomination Committee, Tabcorp Remuneration Committee and the Tabcorp Risk and Compliance Committee.



John O'Neill AO

Non Executive Director since May 2008

Diploma of Law; Fellow of Australian Institute of Bankers; Foundation Fellow of AICD

John O'Neill is Managing Director and Chief Executive Officer of Australian Rugby Union Limited.

He is a former Chief Executive Officer of Football Federation Australia and was Managing Director and Chief Executive Officer of the State Bank of New South Wales and Chairman of the Australian Wool Exchange Limited.

Mr O'Neill is Chairman of the Tabcorp Risk and Compliance Committee and is a member of the Tabcorp Audit Committee.



Zygmunt Switkowski

Non Executive Director since October 2006

Bachelor of Science (Honors); PhD (Nuclear Physics); Fellow of AICD

Zygmunt Switkowski was the Chief Executive Officer and Managing Director of Telstra Corporation Limited from 1999 to mid 2005, and is a former Chief Executive Officer of Optus Communications. He worked for Kodak (Australasia) for 18 years, serving as the Chairman and Managing Director from 1992 to 1996. Dr Switkowski is a Director of Suncorp-Metway Limited and Healthscope Limited. He is also Chairman of the Australian Nuclear Science and Technology Organisation and a Director of Opera Australia.

Dr Switkowski is Chairman of the Tabcorp Remuneration Committee and is a member of the Tabcorp Audit Committee and the Tabcorp Risk and Compliance Committee.



Jane Hemstritch

Will be appointed as a Non Executive Director following regulatory approval

Bachelor of Science (First Class Honors); Fellow of the Institute of Chartered Accountants in Australia; Fellow of the Institute of Chartered Accountants in England and Wales; Member of Chief Executive Women Inc.

Jane Hemstritch has experience across the financial services, telecommunications, government, energy and manufacturing sectors. She was Managing Director - Asia Pacific for Accenture Limited where she was a member of Accenture's global executive leadership team and headed up its business portfolio in Asia Pacific spanning twelve countries. Mrs Hemstritch is a Director of the Commonwealth Bank of Australia and a Director of The Global Foundation.



Brett Paton

Will be appointed as a Non Executive Director following regulatory approval

Bachelor of Economics; Member of the Institute of Chartered Accountants in Australia; Fellow of the Financial Services Institute of Australasia

Brett Paton has been a leader in Australian capital markets for more than 28 years. He has worked closely with company boards and management on various initial public offerings, major raisings and merger and acquisition transactions. He was Managing Director and Vice Chairman of Global Investment Banking at UBS and was a Member of its Australian Executive Committee, Chairman of the Equity Markets Committee and Chairman of the Capital Commitment Committee, its underwriting committee.

Executive Committee



Elmer Funke Kupper
Managing Director and Chief Executive Officer

Elmer joined Tabcorp in early 2006 as Chief Executive Australian Business. In September 2007, he was appointed to the Board as Managing Director and Chief Executive Officer after several months as Acting Chief Executive Officer. Prior to joining Tabcorp he held several senior executive positions with the Australia and New Zealand Banking Group, including Group Managing Director Asia Pacific and Managing Director Personal Banking and Wealth Management. He was also a senior management consultant with McKinsey & Company and AT Kearney.

Elmer holds a Master of Business Administration.



Matt Bekier
Chief Financial Officer

Matt joined Tabcorp in late 2005 after holding various roles with McKinsey & Company, where he played an instrumental role in building a substantial practice in both post-merger management and financial services, working across four continents (Australia, Europe, Asia and North America).

Matt holds a Master of Economics and Commerce as well as a PhD in Finance.



Walter Bugno
Chief Executive - Casinos

Before joining Tabcorp in April 2006, Walter was President of Campbell Soup Company's Asia-Pacific region, overseeing a group of business units including Arnott's Biscuits, Arnott's Snackfoods and Campbell's. Previously, Walter was Managing Director Australia of brewing giant Lion Nathan. Walter's previous roles have included Managing Director Simplot Australia and Managing Director Pacific Brands Food Group.

Walter holds a Master of Commerce.



Mohan Jesudason
Managing Director - Gaming

Before joining Tabcorp in August 2003, Mohan held key senior management roles with Telecom New Zealand, National Mutual Health Australia and New Zealand, and the State Bank of Victoria.

Mohan holds a Bachelor of Economics and a Graduate Diploma in Accounting.



Robert Nason

Managing Director - Wagering

Robert joined Tabcorp in June 2006 after holding the key role of Chief Executive Officer of Racing Victoria Limited, where he was responsible for the regulatory and commercial development of the horse racing industry in Victoria. Before joining Racing Victoria, Robert was a director of management consulting firm AT Kearney in the United States of America and Australasia, and held senior leadership positions in the consulting practices of Coopers & Lybrand and KPMG.

Robert holds a Bachelor of Business Studies.



Kerry Willcock

Executive General Manager - Corporate and Legal

Kerry joined Tabcorp in February 2005. She has extensive commercial, legal, litigation and government relations experience having worked with Allens Arthur Robinson, Clayton Utz and with the Australian Postal Corporation, where she held the position of General Counsel.

Kerry has a Bachelor of Arts and a Bachelor of Laws and is a qualified mediator and member of the Mediation Panel of the Law Institute of Victoria.

She is also a member of the Australian Corporate Lawyers Association (ACLA) General Counsel Group.



Louise Zampaglione

Executive General Manager – Human Resources

Louise joined Tabcorp in November 2007. Prior to commencing at Tabcorp, she was Executive Director Human Capital with PricewaterhouseCoopers. Louise brings to Tabcorp significant experience in the implementation of best practice human resource processes and cultural change.

Louise has a Bachelor of Business (Human Resources Management).

Corporate governance

1. Tabcorp's approach to corporate governance

Tabcorp's Board of Directors and management strongly support the principles of good corporate governance, and are committed to building on the Group's strong reputation for integrity. This is particularly important given the highly regulated industry in which the Tabcorp Group operates, and is essential for increasing our opportunities to win and retain gambling licences, and for the long term sustainability of our businesses.

The Group's corporate governance practices are reviewed regularly and will continue to be developed and refined to meet the needs of the Group and best practice.

In developing the appropriate corporate governance practices, the Group takes into account all applicable legislation and recognised standards, which include, but are not limited to:

- *Corporations Act 2001* (Cth);
- Australian Securities Exchange *Listing Rules*;
- State legislation governing the licences issued to the Tabcorp Group to conduct gambling and related activities; and
- *Australian Standard AS 8000 – Good Governance Principles*.

This corporate governance statement outlines the Tabcorp Group's main corporate governance practices and policies in place throughout the financial year and at the date of this report.

This corporate governance statement and other related information is available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

2. ASX Corporate Governance Principles

The Tabcorp Group adopts the *"Principles of Good Corporate Governance and Best Practice Recommendations"* which were published by the Australian Securities Exchange Corporate Governance Council (ASX CGC) in March 2003. The Group complies with these principles and recommendations. Statements in this corporate governance section have been referenced to the applicable ASX CGC Best Practice Recommendation and are indicated by the symbol ☑.

The Tabcorp Group is reviewing the ASX CGC's revised principles and recommendations published in August 2007 to ensure appropriate measures are taken with the aim of complying with best practice for disclosure in next year's annual report.

The ASX CGC "Principles of Good Corporate Governance and Best Practice Recommendations" are available from the ASX website at www.asx.com.au/supervision/governance/index.htm.

3. Composition of the Board

At the date of this report, the Board comprised five independent Non Executive Directors, including the Chairman, and the Managing Director and Chief Executive Officer. Director independence is discussed in section 5.

Mrs Jane Hemstritch and Mr Brett Paton will commence as Non Executive Directors subject to receiving all necessary regulatory approvals.

Each of the Board's Committees is composed exclusively of independent Non Executive Directors.

Details of the Directors, their qualifications and experience are included on pages 10, 11 and 22.

From time to time as the Tabcorp Group grows and its field of activities changes, it may be appropriate to make changes to the composition of the Board to ensure that it comprises Directors with the necessary and desirable experience and competencies. Board succession planning is discussed in section 23.

Tabcorp's Constitution requires that the number of Directors (not including alternate Directors) shall not exceed twelve, nor be less than three. A Director, other than any Managing Director, may not hold office for a continuous period in excess of three years or past the third annual general meeting following the Director's last election or re-election to the Board, whichever is the longer, without submitting for re-election. The Board has the power to appoint any person as a Director, either to fill a casual vacancy or as an addition to the Board, subject to receiving all necessary regulatory approvals, but that person must stand for election at the following annual general meeting.

The appointment and removal of the Managing Director and Chief Executive Officer is a matter for the Board as a whole, in association with the recommendations of the Nomination Committee.

Tabcorp's Constitution is available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

The terms of reference for each of the Board Committees are available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendations 1.1, 2.1, 2.2, 2.3, 2.5, 4.5

4. Responsibilities and functions of the Board

The Board has overall responsibility for reviewing and approving the policies and procedures put in place to maintain the highest levels of corporate governance for the Tabcorp Group. The Board's role also includes:

- Reviewing and approving the strategic direction, budgets and business plans prepared by management;
- Assuring itself of the effectiveness of arrangements for the governance of the Tabcorp Group including:
  - The quality of the executive team;
  - The appropriateness of organisational arrangements and structure; and
  - The adequacy of internal controls and processes;
- Overseeing performance against targets and objectives; and
- Overseeing reporting to shareholders and other stakeholders on the direction, governance and performance of the Tabcorp Group.

☑ ASX CGC's Best Practice Recommendation 1.1

5. Director independence

Directors are required to be meticulous in their disclosure of any material contract or relationship, including relevant interests of family companies and spouses and involvement with other companies or professional firms. Directors are required to adhere strictly to the constraints on their participation and voting in relation to matters in which they may have an interest, in accordance with the Corporations Act and policies of the Tabcorp Group.

A register of Directors' material interests is maintained and is regularly sent to every Director. Where Directors are involved with other companies or professional firms, which from time to time have dealings with the Tabcorp Group, all such dealings are at arms length and on normal commercial terms.

Details of offices held by Directors with other organisations are set out on pages 10, 11, 22 and 23.

The Board periodically assesses the independence of each Director. For this purpose, an independent Director is a Non Executive Director whom the Board considers to be independent of management and free of any business or other relationship that could materially interfere with the exercise of their unfettered and independent judgment.

All of the Non Executive Directors of Tabcorp at the date of this report have been determined to be independent Directors. In reaching that determination, the Board has taken into account (in addition to the matters set out above):

- The specific disclosures made by each Director as referred to above;
- That no Director is, or is associated directly with, a substantial shareholder of Tabcorp;
- That no Non Executive Director has ever been employed by Tabcorp or any of its subsidiaries;
- There are no related party dealings referable to a Director which are material under accounting standards;
- That no Director is, or is associated with, a supplier, professional adviser, consultant to or customer of the Tabcorp Group which is material for the purposes of the ASX CGC recommendations regarding best practice corporate governance, given that any fees paid by Tabcorp to any organisation associated with a Director were less than 1% of annual earnings for both Tabcorp and the respective organisation, and that any remuneration received by a Director from any such organisation was not impacted in any way by the fees paid by Tabcorp; and
- That no Non Executive Director personally carries on any role for the Tabcorp Group other than as a Director of Tabcorp.

Tabcorp does not consider that term of service on the Board should be considered as a factor affecting a Director's ability to act in the best interests of the Tabcorp Group.

The Board also has procedures in place to ensure it operates independently of management. Prior to every Board meeting, the Non Executive Directors meet together in the absence of executive Directors and other executives of the Tabcorp Group. Where appropriate, executives are also excluded from Board discussions that relate to specific management issues, such as executive remuneration.

☑ ASX CGC's Best Practice Recommendations 2.1, 2.2, 2.3, 2.5, 4.3, 4.5

6. Other directorships

Directors are required continually to evaluate the number of Boards on which they serve to ensure that they can give adequate time and attention required to fulfil their duties and responsibilities. Directors are required to seek approval from the Chairman prior to accepting an invitation to become a Director of any corporation, and in the case of the Chairman, seek approval from the Deputy Chairman.

Details of the directorships for each Director are available on page 23.

☑ ASX CGC's Best Practice Recommendations 2.1, 2.5

7. Board and Committee meetings

The Board and its Committees meet regularly to discuss matters relevant to the Tabcorp Group. Additional meetings may be scheduled to address specific matters.

Any Director with a material personal interest in a matter being considered by the Board must not be present when the matter is being considered and may not vote on the matter, unless all other Directors present resolve otherwise.

The Company Secretary is responsible for coordinating and distributing materials for Board meetings, shareholder meetings and Board Committee meetings.

The appointment and removal of the Company Secretary is a matter for discussion by the Board as a whole.

Directors are required to attend all Board meetings, shareholder meetings and Board Committee meetings for which they are members, subject to any unusual or unforeseen circumstances which may prevent them from attending.

The number of Board and Committee meetings and the attendance of each Director are set out on page 27.

☑ ASX CGC's Best Practice Recommendations 2.5, 4.5, 8.1, 9.5

8. Committees of the Board

To assist the Board in achieving the highest standards of corporate governance, the Directors involve themselves with the critical areas of the Group's activities through Board Committees, with specific responsibilities for:

- Audit (see section 9);
- Risk and compliance (see section 10);
- Remuneration (see section 11); and
- Nomination / succession planning (see section 12).

Board Committee membership is restricted to Non Executive Directors only.

All Non Executive Directors are members of the Audit Committee and the Risk and Compliance Committee, in addition to membership of other Board Committees as appointed. Tabcorp's Board Committee arrangements reflect similar board committee structures in other large Australian companies.

The terms of reference for Tabcorp Board Committees are available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

Corporate governance (continued)

9. Audit Committee

The Audit Committee provides the Board with additional assurance regarding the quality and reliability of financial information used by the Board and financial statements issued by Tabcorp.

The key responsibilities of the Audit Committee are:

- Oversee compliance with statutory responsibilities relating to financial disclosure, and approval of full year and half year financial statements as well as the financial statements in the annual report;
- Review the activities of the internal audit function and the external auditor (Ernst & Young) and review their performance on an annual basis;
- Review the adequacy of the Group's internal controls, financial accounting policies and related practices;
- Monitor related party transactions and potential conflicts of interest; and
- Review the process for management assurance to the Board (refer to section 15 of this corporate governance statement for more information).

The Chairman of the Audit Committee is required to meet with the external auditor in the absence of management. The Chairman of the Audit Committee is also required to meet with Tabcorp's Group General Manager Internal Audit at least twice a year.

The annual internal audit program and the scope of work to be performed is set in consultation with the Audit Committee. The Committee approves the annual internal audit program and reviews progress and reports made pursuant to that program.

The Audit Committee is committed to maintaining auditor independence and limiting the engagement of the external auditor for only audit related services, unless exceptional circumstances necessitate the involvement of the external auditor. The Chairman of the Audit Committee must approve all non-audit related work to be undertaken by the external auditor (if any). Tabcorp will maintain the rotation of the lead external audit partner every five years or less, as required by the Corporations Act. The external auditor attends Tabcorp's annual general meeting and is available to answer shareholder questions regarding aspects of the external audit and their report.

Composition of the Audit Committee

Chairman:

Paula Dwyer

Members:

Anthony Hodgson

John O'Neill
(commenced on 9 May 2008)

Michael Robinson
(retired on 26 November 2007)

Philip Satre
(retired on 26 November 2007)

John Story

Zygmunt Switkowski

The terms of reference for the Audit Committee are available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendations 1.1, 2.5, 4.2, 4.3, 4.4, 4.5, 6.2, 7.1, 7.3

10. Risk and Compliance Committee

The main responsibilities of the Risk and Compliance Committee are:

- Reviewing and approving the Group's risk and compliance policies and frameworks;
- Assessing the appropriateness of risk and compliance management systems, related control processes, and reporting systems;
- Monitoring the effectiveness of systems and processes in place to ensure compliance requirements are being satisfied and performing adequately (other than the financial reporting obligations for which the Audit Committee is responsible);
- Evaluating the effectiveness of the Group's systems and controls to monitor and manage risks that are significant to the fulfilment of the Group's business objectives; and
- Ensuring that sufficient resources are dedicated to managing risk and compliance.

Additionally, the Tabcorp Group has an Executive Risk and Compliance Committee, and also Management Risk and Compliance Committees for each division to:

- Establish a platform to coordinate risk management and compliance across all parts of the business in an efficient, effective and consistent manner;
- Provide a stronger risk management and compliance focus through principled leadership;
- Monitor and report on risk management and compliance activities; and
- Transfer organisational learning.

Composition of the Risk and Compliance Committee

Chairman:

John O'Neill
(commenced on 9 May 2008)

John Story[i]
(ceased on 9 May 2008)

Members:

Paula Dwyer

Anthony Hodgson

Michael Robinson
(retired on 26 November 2007)

Philip Satre
(retired on 26 November 2007)

John Story[i]

Zygmunt Switkowski

(i) Ceased as Chairman of the Risk and Compliance Committee on 9 May 2008, and remains a member of the Committee.

The terms of reference for the Risk and Compliance Committee are available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendations 1.1, 2.5, 7.1, 7.3, 10.1

11. Remuneration Committee

The Remuneration Committee has responsibility for, among other things:

- Reviewing and making recommendations to the Board on remuneration packages and policies applicable to Directors, the Managing Director and Chief Executive Officer, and senior executives reporting to the Managing Director and Chief Executive Officer;
- Approving the Tabcorp Group's general remuneration practices and policies, including terms and conditions of any employee share ownership and option schemes, incentive performance packages, superannuation entitlements, retirement and termination entitlements;
- Reviewing and approving participation of executives in incentive plans, including option and share plans;
- Agreeing benchmarks for employee salary reviews; and
- Overseeing the preparation of the annual Remuneration Report.

The Chairman of the Remuneration Committee is also the Chairman of the Tabcorp Superannuation Policy Committee, which oversees the superannuation plan offered to Tabcorp Group employees. The Tabcorp Superannuation Policy Committee meets quarterly to review the management of the plan (managed by an external provider), the plan's overall investment strategy and member issues.

Tabcorp's shareholders had approved previously retirement benefits being made available to present and future Non Executive Directors, however the Board decided to terminate retirement benefits for all Non Executive Directors, effective 30 June 2003.

Details relating to the remuneration of Directors, the Managing Director and Chief Executive Officer, the Company Secretary and other senior executives of the Tabcorp Group are set out in the Remuneration Report on pages 30 to 47.

Composition of the Remuneration Committee

Chairman:

Zygmunt Switkowski

Members:

Paula Dwyer

Michael Robinson
(retired on 26 November 2007)

John Story
(commenced on 28 November 2007)

The terms of reference for the Remuneration Committee are available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendations 2.5, 9.1, 9.2, 9.3, 9.4, 9.5

12. Nomination Committee

The main responsibilities of the Nomination Committee are to:

- Manage a process to identify suitable candidates for appointment to the Board and Board Committees;
- Make recommendations to the Board regarding succession planning for the Board;
- Annually review the skills, experience and attributes required of Directors to discharge the Board's duties and the extent to which they are represented in the composition of the Board and each Board Committee;
- Facilitate an independent three yearly assessment of the effectiveness and performance of the Board, Board Committees and Directors (refer to section 22 for further information); and
- Ensure that an effective Board induction process is in place (refer to section 24 of this corporate governance statement for more information).

Composition of the Nomination Committee

Chairman:

John Story(i)
(commenced on 28 November 2007)

Michael Robinson
(retired on 26 November 2007)

Members:

Paula Dwyer

Anthony Hodgson

John Story(i)

(i) Was a member of the Nomination Committee throughout the financial year ended 30 June 2008, and commenced as Chairman of the Committee on 28 November 2007.

The terms of reference for the Nomination Committee are available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendations 2.4, 2.5, 8.1

13. Internal control framework

The Board reviews and approves the internal control structure of the Tabcorp Group. This includes the role performed by the Group's internal audit, risk management and compliance functions.

Also, the Group's strategic plan (see section 26) and a detailed budget are prepared annually and subject to the approval of the Directors. Forecasts for the Tabcorp Group and each of the operating divisions are regularly updated and reported to the Board throughout the year to enable Directors to monitor performance against the annual budget.

The Tabcorp Group has detailed procedural guidelines for the approval of capital expenditure including annual budgeting, review and approval of individual proposals and specific levels of authority between the Board, the Managing Director and Chief Executive Officer and other levels of management.

Processes for the investment of surplus cash, management of debt and currency, and interest rate risk management have been approved by the Board and are the subject of ongoing reporting to the Board. Tabcorp enters into interest rate swaps and cross currency swaps to hedge interest rate and foreign exchange risk on debt. The Tabcorp Group Treasury department is responsible for managing the Tabcorp Group's finance facilities and interest rate, credit, liquidity and currency risks in line with policies set by the Board.

During the financial year, the Tabcorp Group's internal audit function was a co-sourced arrangement, jointly resourced by Tabcorp and KPMG. Internal audit reports are regularly submitted to the Chief Financial Officer, to

the Audit Committee and, where appropriate, to the Board. The Audit Committee approves the internal audit plan annually.

The Tabcorp Compliance Policy and Framework was developed to align with:

- Australian Standard 3806-2006 – Compliance Programs;
- Australian Standard 8000 – Good Governance Principles;
- Applicable legislation; and
- The Tabcorp Group's organisational structure and strategy.

The Tabcorp Group utilises an enterprise wide compliance system, which provides a consistent and uniform approach to collating and reporting relevant information from across all divisions. The system monitors whether practices and processes designed to ensure compliance have been operating effectively, increases the visibility of potential issues, and assists the processes for resolving issues.

The standards AS 3806 – Compliance Programs and AS 8000 – Good Governance Principles are available from SAI Global's website at www.saiglobal.com.

☑ ASX CGC's Best Practice Recommendations 1.1, 3.1, 3.3, 7.1, 7.3

14. Management of risk

The Tabcorp Group has in place a Risk Management Framework, policies and procedures, which set out the roles, responsibilities and guidelines for managing financial and operational risks associated with the Group's businesses.

During the financial year Tabcorp's Group Risk and Compliance department updated and monitored the risk profiles for each of the Group's key operating divisions, namely Casinos, Gaming and Wagering, and all major projects. These profiles identify the:

- Nature and likelihood of occurrence for specific material risks;
- Key controls that are in place to mitigate and manage the risk;
- Sources and levels of assurance provided on the effective operation of key controls; and
- Responsibilities for managing these risks.

The risk profiles for each key operating division are reported to the Board Risk and Compliance Committee and are considered as part of the annual internal audit planning process. Risks identified within each business are transferred to an on-line risk management system, which provides ongoing reporting and enhances the monitoring of the risk profiles throughout the year.

The Tabcorp Group's Risk Management Framework is based on concepts and principles identified in The Australian/New Zealand Standard on Risk Management (AS/NZS 4360).

The risk framework, policies and procedures will continue to be enhanced as the Tabcorp Group's existing operations develop and its range of activities expands. The implementation of these policies and procedures is monitored and reviewed at least annually by the Board Risk and Compliance Committee.

The terms of reference for the Risk and Compliance Committee are available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

The standard AS/NZS 4360 – Risk Management is available from SAI Global's website at www.saiglobal.com.

☑ ASX CGC's Best Practice Recommendations 7.1, 7.3

15. Management assurance

At the Board meetings to approve the Tabcorp Group's annual and half yearly results, the Board received and considered statements in writing from the Managing Director and Chief Executive Officer and the Chief Financial Officer in relation to the Tabcorp Group's system of risk oversight and management and internal control in accordance with ASX CGC principles.

The certificate of assurance stated that the financial statements have been prepared in conformity with generally accepted accounting principles and that they gave a true and fair view of the state of affairs of Tabcorp and of the Tabcorp Group.

The certificate of assurance also stated that the risk management and internal compliance and control systems were operating effectively, in all material respects, based on the AS/NZS 4360 – Risk Management standard adopted by the Tabcorp Group. The certificate of assurance also includes statements that all information has been made available to the external auditor, and that there were not any irregularities or significant issues identified that would have a material impact on the Tabcorp Group.

The standard AS/NZS 4360 – Risk Management is available from SAI Global's website at www.saiglobal.com.

☑ ASX CGC's Best Practice Recommendations 1.1, 4.1, 4.5, 7.2, 7.3

16. Code of Conduct

The Tabcorp Group has a group-wide Code of Conduct. Compliance with the Code of Conduct and associated policies, guidelines and procedures is a requirement for all employees, Directors and contractors of the Tabcorp Group. The Code is founded on the Tabcorp Group's values, and establishes the behaviour that is expected from all employees, Directors and contractors, including the maintenance of ethical standards, honesty, teamwork, fairness, courtesy and integrity.

The Code includes, among other things, references to specific Tabcorp Group policies regarding money laundering, corruption, bribery, bullying and harassment, equal opportunity in the workplace, insider trading, whistleblowing, conflicts of interest and restrictions on the use of the Group's gambling products.

Additional codes exist in the Tabcorp Group's Casinos division that cover property-specific casino matters, and which support the Code of Conduct.

In addition to adhering to the high ethical standards set by the Code of Conduct, Tabcorp's Directors and key personnel are also required to undergo extensive probity investigation and clearance by the New South Wales Casino Control Authority, Queensland Office of

Gaming Regulation, Tasmanian Gaming Commission, Victorian Commission for Gambling Regulation, and in overseas jurisdictions.

Tabcorp's Code of Conduct is available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendation 3.1, 3.3, 10.1

17. Tabcorp Integrity Protection Service (TIPS)

TIPS is an independent, anonymous crime and misconduct reporting service delivered by Deloitte, an international consulting and forensic investigations specialist. It is one of Tabcorp's processes to prevent, detect, and respond to crime and misconduct.

TIPS is available 24 hours a day and 365 days a year to Tabcorp's people and stakeholders in Australia and overseas.

The program is managed by the Tabcorp Group's compliance team and has accountability at the highest levels with the Chairman of the Board Risk and Compliance Committee able to access reports relating to all employees and review the action taken. TIPS was introduced to achieve Australian and international best practice, reflecting Tabcorp's commitment to integrity and befitting the responsibilities of a publicly listed company.

Tabcorp's commitment to integrity and information regarding TIPS are available from the Integrity section of Tabcorp's website at www.tabcorp.com.au/about_integrity.aspx.

Further information on TIPS is available from its website at www.tips.deloitte.com.au.

☑ ASX CGC's Best Practice Recommendation 3.1, 3.3, 10.1

18. Responsible Gambling Code of Practice

The Tabcorp Group is committed to taking a leadership position in relation to the responsible delivery of its products and the support provided for customers.

The Tabcorp Responsible Gambling Code of Practice sets common standards for the responsible delivery of gambling products for all of the Group's gambling operations and venue facilities.

In early 2008, the Tabcorp Group engaged KPMG to conduct an independent review of compliance with the Code's requirements across the entire Tabcorp Group.

The review found that:

- Tabcorp and its operating divisions continue to display a strong commitment to upholding responsible gambling practices;
- There were improvements from the previous review; and
- There were no material new issues of concern.

The Tabcorp Group will continue to refine its responsible gambling practices to strengthen its commitment to this important industry issue.

Further details about the Tabcorp Group's commitment to responsible gambling are available on page 8 of this report and on Tabcorp's website.

The Tabcorp Responsible Gambling Code of Practice is available from the Responsible Gambling section of Tabcorp's website at www.tabcorp.com.au/responsible.aspx.

☑ ASX CGC's Best Practice Recommendations 3.1, 3.3, 10.1

19. Share trading policy

Tabcorp has a policy regarding trading in Tabcorp securities which applies to all Directors, employees and contractors. This policy also extends to any person or entity, which may in the circumstances be reasonably associated with the Tabcorp Group or any Director, employee or contractor (for example a spouse, dependent children, family trust, family company or joint venture partner).

Directors, executives reporting directly to the Managing Director and Chief Executive Officer ("Executives"), all direct reports to those Executives ("Executive Direct Reports"), and their associates may only trade in Tabcorp's securities during Trading Windows, and subject to the requirements set out in the policy.

Trading Windows are the period of one month following Tabcorp's annual general meeting and the release of the Tabcorp Group's annual and half yearly results.

Even during a Trading Window, anyone possessing inside information may not trade, arrange for someone else to trade, or pass information to someone they know or ought reasonably to know may use the information to trade (or procure another person to trade) Tabcorp securities. The Board may specify other periods and circumstances which restrict the trading of Tabcorp securities, such as during a takeover bid.

Each Director is required to obtain written approval from the Chairman prior to the Director or an associate of a Director trading in Tabcorp securities, even during a Trading Window. In the case of a proposed trade by the Chairman or their associate, approval is required from the Deputy Chairman.

If any Executive or Executive Direct Report or any associate of an Executive or Executive Director Report wishes to trade in Tabcorp's securities at any time, even during a Trading Window, the Executive or Executive Direct Report must obtain the prior written approval of either the Company Secretary or the Managing Director and Chief Executive Officer.

The policy also contains restrictions on margin lending. Directors, Executives and Executive Direct Reports must receive prior consent from the Chairman (in the case of the Chairman, prior consent from the Deputy Chairman) before entering into margin loans or similar financing arrangements.

The details of Tabcorp securities held by Directors are available in the Directors' Report on page 27.

Tabcorp's Share Trading Policy is available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendations 3.2, 3.3

20. Continuous disclosure

The Tabcorp Group has a Disclosure and Investor Communications Policy and procedures are in place to ensure that information is reported to the Australian Securities Exchange (ASX) in accordance with the continuous disclosure requirements of its Listing Rules. The Board reviews Tabcorp's compliance with its continuous disclosure obligations at each of its meetings.

Corporate governance (continued)

The Tabcorp Group's Executive General Manager - Corporate and Legal, in her capacity as Company Secretary, is responsible for coordinating disclosure of information to the ASX, Australian Securities and Investments Commission and shareholders. The Company Secretary is referred to as the Disclosure Officer in this policy.

The Disclosure Officer must be kept informed by management of disclosure related issues, and each Executive Committee member must notify the Disclosure Officer immediately of any information that may require disclosure.

In addition to the Disclosure Officer, there are a limited number of authorised Tabcorp spokespersons. Only authorised Tabcorp spokespersons may speak on the Group's behalf to people such as analysts, brokers, journalists and shareholders, and comments must be limited to their expertise. If an employee of the Tabcorp Group is not an authorised Tabcorp spokesperson, and receives an inquiry about the Group from a journalist, analyst or other external party, they must refer the inquiry to an authorised Tabcorp spokesperson.

Authorised Tabcorp spokespersons liaise closely with the Disclosure Officer to ensure all proposed public comments are within the bounds of information that is already in the public domain, and/or is not material.

Tabcorp's Disclosure and Investor Communications Policy is available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendations 5.1, 5.2

21. Independent professional advice

An individual Director may, after discussion with the Chairman, and advising the Managing Director and Chief Executive Officer, obtain independent professional advice at the expense of the Tabcorp Group. Such advice is to be made available to all other Directors.

Board Committees and members of the Audit Committee and Risk and Compliance Committee may also obtain independent professional advice, subject to the Terms of Reference for the applicable Committee.

The terms of reference for each Board Committee are available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendations 2.5, 8.1

22. Board assessment

Each year the Nomination Committee reviews the skills, experience and attributes required to discharge the Board's duties and the extent to which they are represented in the composition of the Board as well as each Board Committee.

The Nomination Committee is also responsible for facilitating an independent review of the performance and effectiveness of the Board, its Committees and Directors every three years.

The Board will undertake an independent assessment in the 2008/9 financial year.

The previous independent assessment was completed by Cameron Ralph in March 2006. The assessment process included a review of publicly available information, questionnaires and interviews with current and former Directors, the Chief Financial Officer and the Company Secretary, and a review of Board policies, Board Committee terms of reference, the Board Manual (subsequently replaced with Tabcorp's online Directors' Knowledge Centre), papers distributed to Directors for Board meetings, and other documents available to Directors. After each meeting of the Board and Board Committees, Directors assess the effectiveness of each meeting.

The terms of reference for the Nomination Committee are available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendation 8.1

23. Succession planning

The Tabcorp Group has a succession plan for members of its Board and senior management. This plan is intended to identify the best candidates for leadership and management roles and develop potential successors that best meet the organisation's needs.

The Nomination Committee is responsible for making recommendations to the Board to facilitate the orderly succession of Board membership and to manage a process to identify suitable candidates for appointment to the Board and for the optimal composition of Board Committees.

Directors regularly discuss succession planning at meetings of the Board and the Nomination Committee.

The terms of reference for the Nomination Committee are available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendation 2.4

24. Director induction program

The appointment of any new Director is subject to regulatory approvals. While these approvals are being sought, the person, with the approval of the regulators, may attend Board and Committee meetings as observers. This assists their transition into their role, but they may not vote on any matter. Each observer undertakes an induction program and is provided with access to Tabcorp's online Directors' Knowledge Centre, the Tabcorp Group's strategic plan and other materials to assist them to participate fully and actively in all Board decision-making at the earliest opportunity.

The induction program aims to provide the observer with the relevant knowledge regarding the processes of the Tabcorp Board, Board culture, the role and responsibilities of a Tabcorp Director, the Tabcorp Group's strategic direction, the nature of the Group's businesses, industry matters, the Group's financial position, key senior management, operational and risk management practices and the major issues facing the Tabcorp Group.

The Board Nomination Committee is responsible for ensuring that an effective induction process is in place, and regularly reviews its effectiveness in accordance with industry best practice and including incorporation of feedback from newly appointed Directors.

The terms of reference for the Nomination Committee are available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendation 8.1

25. Directors' continuing education

All Directors have access to continuing education to update and enhance their skills and knowledge to enable them to continue to carry out their duties as Directors in an efficient and knowledgeable manner.

The continuing education program includes information concerning key developments in the Tabcorp Group and the industry and environments within which it operates, including site visits to the Group's properties, updates to relevant policies, discussion of relevant legislative changes and other matters of interest for Directors.

☑ ASX CGC's Best Practice Recommendation 8.1

26. Group strategic planning

Tabcorp has a formal strategic planning process whereby a strategic plan is approved by the Board each year. The intent of the annual review is to consider a range of strategies and provide management with guidance on those strategies that in the Board's opinion will enhance shareholder value.

☑ ASX CGC's Best Practice Recommendation 1.1

27. Sustainability

Tabcorp is committed to the long term sustainability of its operations and aims to optimise the social, environmental, workplace and economic impact of its operations for the benefit of all stakeholders.

Tabcorp's commitment to responsible gambling, its employees and community well-being is discussed on pages 8 to 9 of this report.

Although the operations of the Tabcorp Group are considered to have minor impact on the environment, Tabcorp is committed to protecting the environment and minimising the impact wherever appropriate. Tabcorp's environmental performance is set out on page 9 and in the Directors' Report on page 26.

Tabcorp's commitment to long term sustainability is recognised by its inclusion in several investment indices:

- Dow Jones Sustainability Index.
- FTSE4Good Index.

☑ ASX CGC's Best Practice Recommendation 10.1

28. Engaging shareholders

The Tabcorp Group's Disclosure and Investor Communications Policy sets out Tabcorp's procedures and guidelines relating to continuous disclosure and the communication of information to investors. This information is communicated to shareholders through Tabcorp's website, annual report, dividend mailouts, the Australian Securities Exchange, and other means where appropriate.

The Tabcorp Group's website provides stakeholders with a range of information about the Group, including its operations, history, strategies, values, brands, community involvement, share price performance and shareholder reports. There is also a facility for any interested person to receive email notifications of all major Tabcorp news releases published on the website.

Tabcorp provides a service for its shareholders to receive all shareholder related communications electronically, including dividend statements, notices of meeting, and the annual report. This email service provides a quick and convenient means for receiving this information while reducing costs and being environmentally friendly. Shareholders can also use the website to lodge their proxy votes prior to the annual general meeting.

Dedicated shareholder relations personnel are available to assist in responding promptly to all shareholder inquiries. Contact details are available on page 59 of this report. Tabcorp has a Shareholder Enquiries and Complaints Policy that sets out the way in which Tabcorp addresses concerns and feedback from shareholders.

Tabcorp encourages its shareholders to participate fully at its annual general meeting. Important issues are presented to shareholders as single resolutions and full discussion of each item is encouraged. Explanatory memoranda, where considered appropriate, are included with the notice of annual general meeting in respect of items to be voted on at the meeting.

Other shareholder related information is available at the back of this report, on pages 58 to 60.

Tabcorp's website is available at www.tabcorp.com.au.

Tabcorp's Disclosure and Investor Communications Policy is available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

Sign up to receive email notification of major Tabcorp new releases through the News section of Tabcorp's website at www.tabcorp.com.au/news_enews.aspx.

Shareholders can elect to receive all communications electronically by following the instructions on Tabcorp's website at www.tabcorp.com.au/investor_holder_eshare.aspx.

Tabcorp's Shareholder Enquiries and Complaints Policy is available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendation 6.1

Directors' report

The Directors of the Company submit their report for the consolidated entity comprising the Company and its controlled entities (collectively referred to as "the Tabcorp Group") in respect of the financial year ended 30 June 2008.

1. Directors

The names and details of the Company's Directors in office during the financial year and until the date of this report (except as otherwise stated) are set out on pages 10 to 11 and below.

Name	Qualifications, experience and special responsibilities
Current	
Refer to pages 10 and 11 for current Directors.	
Pending regulatory approval	
Refer to page 11 for Director appointments pending regulatory approval	
Former	
Michael Robinson AO[(i)]	*Chairman and Non Executive Director from June 1994 to November 2007* Bachelor of Laws Michael Robinson was a Partner of the law firm Allens Arthur Robinson until his retirement on 31 December 2003. He was Senior Partner of Arthur Robinson and Hedderwicks from 1996 to 2001 and Managing Partner from 1980 to 1988. At the time of his retirement at Tabcorp's 2007 Annual General Meeting, he was a consultant to Allens Arthur Robinson, a Trustee of the Epworth Medical Foundation and a Director of the State Orchestra of Victoria, Clough Limited and the General Sir John Monash Foundation. Mr Robinson was Chairman of the Tabcorp Nomination Committee and was a member of the Tabcorp Audit Committee, Tabcorp Remuneration Committee and the Tabcorp Risk and Compliance Committee.
Philip Satre[(i)]	*Non Executive Director from June 2000 to November 2007* Bachelor of Arts; Juris Doctor Philip Satre was Chairman of Harrah's Entertainment, Inc., one of the world's largest gambling companies, from January 1997 to December 2004. At the time of his retirement at Tabcorp's 2007 Annual General Meeting, he was a Director of the National Centre for Responsible Gaming (USA), Sierra Pacific Resources, Nordstrom Inc. and Rite Aid Corporation, and a member of the Board of Trustees of Stanford University. Mr Satre was a member of the Tabcorp Audit Committee and the Tabcorp Risk and Compliance Committee.

(i) Information was applicable at the time of retirement.

2. Changes to the Board's composition

2.1. Appointments

John Story

Mr Story became Chairman of the Tabcorp Group on 26 November 2007 following Michael Robinson's retirement as Chairman and Non Executive Director. Mr Story has been a Non Executive Director since January 2004.

Elmer Funke Kupper

Mr Funke Kupper is Tabcorp's Managing Director and Chief Executive Officer. Mr Funke Kupper commenced as Managing Director on 6 September 2007, following the receipt of all necessary regulatory approvals for his role as Director. Mr Funke Kupper was appointed as Chief Executive Officer on 13 July 2007, and was Acting Chief Executive Officer during the previous four months.

John O'Neill

Mr O'Neill commenced as a Non Executive Director on 9 May 2008 following the receipt of all necessary regulatory approvals.

2.2. Appointments subject to approval

Jane Hemstritch

On 9 November 2007, the Tabcorp Group announced the appointment of Mrs Hemstritch as a Non Executive Director. Mrs Hemstritch's appointment is subject to the receipt of all necessary regulatory approvals.

Brett Paton

On 7 April 2008, the Tabcorp Group announced the appointment of Mr Paton as a Non Executive Director. Mr Paton's appointment is subject to the receipt of all necessary regulatory approvals.

2.3. Retirements

Michael Robinson

Mr Robinson retired as Chairman and Non Executive Director on 26 November 2007 at the conclusion of the Company's Annual General Meeting.

Philip Satre

Mr Satre retired as a Non Executive Director on 26 November 2007 at the conclusion of the Company's Annual General Meeting.

3. Directorships of other listed companies

The following table shows, for each person who served as a Director during the financial year and up to the date of this report (unless otherwise stated), all directorships of companies that were listed on the ASX or other financial markets operating in Australia, other than Tabcorp, since 1 July 2005, and the period for which each directorship has been held.

Name	Listed entity	Period directorship held
Current		
John Story	CSR Limited Suncorp-Metway Limited	April 2003 to present January 1995 to present
Elmer Funke Kupper	Nil	
Anthony Hodgson(i)	Coles Group Limited	July 2003 to December 2007
Paula Dwyer	Babcock & Brown Japan Property Trust(iv) David Jones Limited Promina Group Limited(v) Suncorp-Metway Limited(v)	February 2005 to present November 2003 to December 2006 February 2003 to June 2007 April 2007 to present
John O'Neill	Amalgamated Holdings Limited STW Communications Group Limited	December 2006 to October 2007 February 2007 to June 2007
Zygmunt Switkowski	Healthscope Limited Suncorp-Metway Limited	January 2006 to present September 2005 to present
Pending regulatory approval		
Jane Hemstritch(ii)	Commonwealth Bank of Australia Limited	October 2006 to present
Brett Paton(ii)	Nil	
Former		
Michael Robinson(iii)	Clough Limited	January 2002 to November 2007
Philip Satre(iii)	Nil	

(i) Mr Hodgson was a Director of Coles Group Limited, which was listed on the ASX until 5 December 2007, when it was removed following Wesfarmers Limited's acquisition of all its shares.
(ii) Appointment as a Director of Tabcorp Holdings Limited is subject to receiving all necessary regulatory approvals.
(iii) Retired as a Director of Tabcorp Holdings Limited on 26 November 2007. The directorships disclosed above were applicable at that time.
(iv) Ms Dwyer is a Director of Babcock & Brown Japan Property Management Limited, which is the company responsible for managing the Babcock & Brown Japan Property Trust.
(v) Ms Dwyer was a Director of Promina Group Limited, which was listed on the ASX until 29 June 2007, when it was removed following Suncorp-Metway Limited's acquisition of all its shares.

4. Company Secretary

Kerry Willcock joined the Tabcorp Group in February 2005 as Executive General Manager, Corporate and Legal. She holds a Bachelor of Arts and a Bachelor of Laws, and is a qualified mediator. She has extensive commercial, legal, litigation and government relations experience having worked with Arthur Robinson and Hedderwicks, Clayton Utz and the Australian Postal Corporation, where she held the position of General Counsel.

5. Principal activities

The principal activities of the Tabcorp Group during the financial year comprised the provision of leisure and entertainment services (particularly in relation to gambling and hospitality). The Tabcorp Group's principal activities remain unchanged from the previous year, except as disclosed elsewhere in this report.

6. Financial results

Consolidated loss after income tax of the Tabcorp Group for the financial year was ($164.6 million), compared to a profit of $450.4 million for the previous financial year. This result reflects the following three significant balance sheet adjustments:

- A charge of $487.7 million against the value of the Victorian wagering and gaming licences, reflecting the Victorian Government's view that Tabcorp is not entitled to a licence fee refund.
- A write down of $194 million in the carrying value of the company's wagering business, reflecting the challenges faced by this business in recent years and the changes in the competitive environment.
- A write off of $25.8 million after tax against assets that will be made redundant as part of the expansion of Star City.

Earnings before interest, tax (EBIT) and impairments were $882.3 million, which was 9.5% above the previous financial year.

Normalised net profit after tax was $516.9 million, which was 0.3% above the previous financial year.

Net operating revenue was $3,957.0 million, which was 3.1% above the previous financial year.

7. Earnings per share

Basic earnings per share for the period were (31.4) cents, compared to 85.8 cents for the previous financial year.

Diluted earnings per share for the period were (31.3) cents, compared to 85.6 cents for the previous financial year.

Normalised earnings per share for the period were 98.5 cents, which was 0.3% above the previous financial year.

Earnings per share is disclosed in note 6 to the full financial statements.

Directors' report (continued)

8. Dividends

A special dividend of 47 cents per ordinary share has been declared, which is the same as the previous final dividend and previous interim dividend. The special dividend will be fully franked and payable on 22 September 2008 to shareholders registered at 18 August 2008. The ex-dividend date is 12 August 2008.

The following dividends (including any special dividends) have been paid, declared or recommended by the Company since the end of the preceding financial year:

	$m
2008 special dividend	
Special fully franked dividend for 2008 of 47 cents per share on ordinary shares as declared by the Directors on 7 August 2008 with a record date of 18 August 2008 and payable on 22 September 2008.	246.7
2008 interim dividend	
Interim fully franked dividend for 2008 of 47 cents per share on ordinary shares as declared by the Directors on 21 February 2008 with a record date of 3 March 2008 and paid on 9 April 2008.	246.7
2007 final dividend	
Final fully franked dividend for 2007 of 47 cents per share on ordinary shares as declared by the Directors on 23 August 2007 with a record date of 3 September 2007 and paid on 8 October 2007.	246.7

Further information regarding dividends may be found in note 2 to the financial statements.

9. Review of operations

The Tabcorp Group divisional structure comprises the following three operating divisions:

- Casinos;
- Wagering; and
- Gaming.

The activities and results for these three divisions are discussed below.

In addition to these three divisions, the Tabcorp Group operated a Keno joint venture in China until its sale to Tabcorp's joint venture partner in December 2007. Refer to section 10.7 for further information.

9.1. Casinos division

The Tabcorp Group operates four hotel and casino properties: Star City in Sydney; Conrad Jupiters on the Gold Coast; Conrad Treasury in Brisbane; and Jupiters Townsville. In addition, the Tabcorp Group manages the Gold Coast Convention and Exhibition Centre, and has an interest in and manages the Townsville Entertainment and Convention Centre.

The Casinos division achieved EBIT before impairments of $408.1 million, which was 22.2% above the previous financial year. The division's operating revenue increased by 5.1% to $1,352.3 million.

9.2. Wagering division

The Tabcorp Group conducts wagering activities in Victoria and New South Wales through a network of agencies, hotels and clubs, and provides on course totalizators at thoroughbred, harness and greyhound metropolitan and country race meetings.

In addition, totalizator and fixed odds betting is offered on sporting events.

The Tabcorp Group also has specialist television and radio operations focused on the racing industry and other sporting activities, which include: Sky Channel, the national commercial satellite racing broadcaster; the Sky Radio Network, with 2KY in Sydney and narrowcast stations throughout New South Wales; and other domestic and international broadcasting services.

The Wagering division achieved EBIT before impairments of $247.1 million, which was 9.5% above the previous financial year. The division's operating revenue increased by 0.4% to $1,469.9 million.

9.3. Gaming division

In Victoria, the Tabcorp Group owns and operates electronic gaming machines (EGMs) in licensed hotels and clubs under the Tabaret brand, as well as operating Club Keno games through a joint venture arrangement. In addition, the Tabcorp Group operates Keno in New South Wales and Queensland.

The Gaming division achieved EBIT before impairments of $225.0 million, which was 10.4% below the previous financial year. The division's operating revenue increased by 4.8% to $1,133.6 million.

10. Significant changes in the state of affairs

The following events, which may be considered to be significant changes in the state of affairs of the Tabcorp Group, have occurred since the commencement of the financial year.

10.1. Government decision regarding Victorian gambling industry and licence refund payment

On 10 April 2008, the Victorian Government announced that the existing gaming operator licence held by Tabcorp will not be renewed when it expires in mid-2012.

The Government's announcement detailed the future industry structure for gambling in Victoria, which from 2012 will be:

- Gaming: A new model under which hotels and clubs will directly hold gaming machines licences.
- Wagering: The current single licence structure will be retained.
- Keno: There will be a single Keno licence with expanded distribution.

Whilst the Government's decision is disappointing, Tabcorp has commenced adjusting its business plans to maximise the returns from the Victorian Gaming business over the remaining four years of the current licence and review of post 2012 opportunities.

The Government has also stated that it has "formed the view" that Tabcorp is not entitled to compensation as a result of its decision under the Gambling Regulation Act 2003.

Legislation in respect of the Government's announcement is yet to be enacted.

The Company is reviewing and assessing the impact of the Government's announcement, and will pursue all of its rights and take all appropriate action in respect of the licence refund payment. Tabcorp believes it has a right to the payment, which it estimates at $687 million.

Tabcorp will review the details of the Wagering and Keno licences, when announced by the Government, and looks forward to preparing submissions for these licences.

10.2. Star City casino duty and other arrangements

On 30 October 2007, Tabcorp entered into an in-principle agreement with the New South Wales Government to review Star City's regulatory regime, provide for greater flexibility in the delivery of product and allow Star City to effectively enjoy exclusivity for a further 12 years.

Under the in-principle agreement, Star City will move to a new indexed tax regime based on the combined revenue from table games and slot machines, and pay the New South Wales Government $100.0 million in two equal tranches of $50 million. The new tax structure will be phased in gradually over five years from 1 July 2008.

The range of benefits provided will make Star City a more attractive casino destination and will allow Tabcorp to proceed with plans for a substantial investment in Star City to make it one of the State's premier tourist destinations and a top entertainment venue in Australia.

10.3. Equine Influenza

Wagering was adversely affected by the Equine Influenza outbreak, which started late August 2007. In the first half of the financial year, this led to a reduction in Wagering turnover of $327 million and EBIT of $16 million compared to the same period last year. Racing resumed in all affected states from 1 December 2007, leading to a gradual recovery in turnover. The full year impact of Equine Influenza on Tabcorp Group EBIT was approximately $17 million.

10.4. Northern Territory wagering licence

On 20 May 2008, Tabcorp lodged an application with the Northern Territory Government for a racing and sports wagering licence, which, subject to approval, will enable Tabcorp to compete in the fast growing corporate bookmaking market.

10.5. Smoking bans

From 1 July 2007, both Victoria and New South Wales moved to a 100% smoke free indoor environment. This affected our Casino, Wagering and Gaming businesses in these two states.

10.6. Victorian gaming levy

Effective 1 July 2007, the Victorian Government increased the annual levy on Victorian EGMs from $3,033 to $4,333 per EGM. This increases the taxes paid by Tabcorp on its 13,750 EGMs, which is worth an additional $17.9 million a year to the Victorian Government.

10.7. Sale of interest in China Keno

The Tabcorp Group sold its 67% interest in the China Keno business on 19 December 2007 to joint venture partner China Lot Synergy for $15.0 million. The sale enabled the Tabcorp Group to achieve a clean exit from the China Keno business without any impact on its bottom line. This decision was consistent with the Tabcorp Group's focus on improving the performance and growth of its Australian casino, wagering and gaming businesses.

10.8. Changes to the Board of Directors

A number of changes have occurred to the composition of the Board during the year. Refer to section 2 for information.

10.9. Appointment of Managing Director and Chief Executive Officer

Refer to section 2.1 for information.

10.10. Other significant changes in the state of affairs

There were no significant changes in the state of affairs of the Tabcorp Group that occurred during the financial year other than as set out in this Directors' report.

Directors' report (continued)

11. Business strategies

Tabcorp is Australia's premier gambling and entertainment group and aspires to be one of the best performing gambling and entertainment groups in the world. To achieve this aspiration, Tabcorp's priorities are:

- Continue to improve operational performance and control expenses
- Increase focus on customer service, organic growth and market share
- Step up capital investment in our existing businesses that position us for growth in two to three years time, particularly in casinos
- Prepare for licence renewal in Victoria
- Maintain leadership in responsible gambling

12. Significant events after the end of the financial year

The following event, which may be considered to be a significant event for the Tabcorp Group, has occurred since the end of the financial year.

12.1. Star City expansion

The Board has approved an investment of $475 million to expand the Star City Hotel and Casino. The expansion includes a new five-star hotel tower, a reorientation of the property towards Sydney Harbour, expansion of the Main Gaming Floor and more restaurants, bars and retail shops. This project, which will turn Star City into the leading entertainment destination in New South Wales, is expected to commence in early 2009 and be complete in 2011.

12.2. Other significant events

No other matters or circumstances have arisen since the end of the financial year which are not otherwise dealt with in this report or in the financial statements, that have significantly affected or may significantly affect the operations of the Tabcorp Group, the results of those operations or the state of affairs of the Tabcorp Group in subsequent financial years. Refer also to note 30 to the full financial statements.

13. Likely developments and expected results

The Tabcorp Group will continue with its strategies, as set out in this report.

The Directors have excluded from this report any further information on the likely developments in the operations of the Tabcorp Group and the expected results of those operations in future financial years, as the Directors have reasonable grounds to believe that to include such information will be likely to result in unreasonable prejudice to the Tabcorp Group.

14. Auditors

The Tabcorp Group's external auditor is Ernst & Young.

During the financial year, the Tabcorp Group's internal audit function was a co-sourced arrangement, jointly resourced by Tabcorp and KPMG.

More information relating to the audit functions can be found in the corporate governance statement on pages 16 to 18.

15. Directors' interests in contracts

Some Directors of the Company, or related entities of the Directors, conduct transactions with entities within the Tabcorp Group that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the Director or Director-related entity on normal commercial terms and conditions.

16. Environmental regulation and performance

The Tabcorp Group's environmental obligations and waste discharge quotas are regulated under both state and federal law. The Tabcorp Group has a record of complying with, and in most cases exceeding, its environmental performance obligations.

No environmental breaches have been notified to the Tabcorp Group by any government agency.

The Tabcorp Group has registered for the Federal Government's Energy Efficiency Opportunities (EEO) initiative, and in May 2008 submitted an EEO Assessment and Reporting schedule for approval by the relevant department. The new EEO legislation, which was introduced in 2006, will require companies that use over 0.5 petajoules of energy per annum to assess and report on their energy use and practices. The Tabcorp Group is required to report publicly for the first time by 31 December 2008.

The environmental performance obligations for the Casinos division are overseen by an Executive Environmental Committee and are subject from time to time to government review.

Each hotel and casino property has environmental management plans and procedures representing best practice standards, which assist in maintaining high levels of environmental regulation and performance.

17. Risk management

The Tabcorp Group has a structured and proactive approach to understanding and managing risk. The key focus of the risk management approach is to align strategy, processes, people, technology and knowledge with evaluating and managing the uncertainties and opportunities faced by the Tabcorp Group. Overviews of the Tabcorp Group's risk management processes and internal control framework are disclosed in the corporate governance statement on pages 16 to 18.

18. Directors' interests in Tabcorp securities

At the date of this report (except as otherwise stated), the Directors had the following relevant interests in the securities of the Company, as notified to the ASX in accordance with section 205G(1) of the Corporations Act 2001:

Name	Ordinary shares	Deferred shares	Options	Rights
Current				
John Story	25,649	-	-	-
Elmer Funke Kupper	77,600	19,400	236,126	115,000
Anthony Hodgson	20,245	-	-	-
Paula Dwyer	30,000	-	-	-
John O'Neill	-	-	-	-
Zygmunt Switkowski	73,800	-	-	-
Former				
Michael Robinson(i)	45,565	-	-	-
Philip Satre(i)	8,000	-	-	-

(i) Retired as a Non Executive Director on 26 November 2007 at the conclusion of the Company's Annual General Meeting. The number of Tabcorp securities disclosed above was applicable at the time of retirement.

Jane Hemstritch and Brett Paton will be appointed as Non Executive Directors following the receipt of all necessary regulatory approvals. Their relevant interests in Tabcorp securities will be disclosed to the ASX following their appointment as a Director.

19. Board and Committee meeting attendance

During the financial year ended 30 June 2008 the Company held 15 meetings of the Board of Directors, of which nine were standard Board meetings, and six Board meetings were held to discuss special business.

The attendance of the Directors at meetings of the Board and its Committees during the year in review were:

	Board of Directors		Audit Committee		Risk and Compliance Committee		Nomination Committee		Remuneration Committee	
Name	**A**	**B**	**A**	**B**	**A**	**B**	**A**	**B**	**A**	**B**
Current										
John Story(i)	15	15	7	7	4	4	2	2	3	3
Elmer Funke Kupper(ii)	12	12	6	6	4	4	1	1	5	5
Anthony Hodgson	14	15	7	7	3	4	2	2	-	-
Paula Dwyer	15	15	7	7	4	4	2	2	7	7
John O'Neill(iii)	2	3	2	3	1	1	-	-	-	-
Zygmunt Switkowski(iv)	15	15	7	7	4	4	-	-	7	7
Former										
Michael Robinson(v)	5	5	2	2	1	1	1	1	4	4
Philip Satre(v)	3	5	0	2	0	1	-	-	-	-

A – Number of meetings attended

B – Maximum number of possible meetings available for attendance

(i) Appointed as a member of the Remuneration Committee on 28 November 2007. In addition to the meetings above, during the financial year Mr Story attended three Remuneration Committee meetings prior to becoming a member to assist in the orderly succession for this Committee.

(ii) Commenced as Managing Director on 6 September 2007, following the receipt of all necessary regulatory approvals for his role as Director. In addition to the meetings above, during the financial year Mr Funke Kupper attended three Board meetings, one Audit Committee meeting, two Remuneration Committee meetings and one Nomination Committee meeting as Chief Executive Officer whilst awaiting regulatory approval prior to becoming a Director. He was not required to attend these additional meetings and could not vote on any matter at these meetings. Although Mr Funke Kupper attends Board Committee meetings, he is not a member of any Board Committee, because only Non Executive Directors may be members of these Committees.

(iii) Commenced as a Non Executive Director on 9 May 2008 following the receipt of all necessary regulatory approvals. In addition to the meetings above, during the financial year Mr O'Neill attended seven Board meetings, four Audit Committee meetings, two Risk and Compliance Committee meetings and two Nomination Committee meetings as an observer whilst awaiting regulatory approval. He was not required to attend these additional meetings and could not vote on any matter at these meetings.

(iv) Dr Switkowski was not a member of the Nomination Committee during the year, however, in addition to the meetings above, he attended two Nomination Committee meetings during the year. He was not required to attend these additional meetings and could not vote on any matter at these meetings.

(v) Retired as a Non Executive Director on 26 November 2007 at the conclusion of the Company's Annual General Meeting.

Directors' report (continued)

Jane Hemstritch will be appointed as a Non Executive Director following the receipt of all necessary regulatory approvals. During the financial year Mrs Hemstritch attended nine Board meetings, five Audit Committee meetings, one Risk and Compliance Committee meeting and one Nomination Committee meeting as an observer. She was not required to attend these meetings and could not vote on any matter at these meetings.

Brett Paton will be appointed as a Non Executive Director following the receipt of all necessary regulatory approvals. During the financial year Mr Paton attended six Board meetings, three Audit Committee meetings and one Risk and Compliance Committee meeting as an observer. He was not required to attend these meetings and could not vote on any matter at these meetings.

The details of the functions and memberships of the Committees of the Board are set out in the corporate governance statement on pages 14 to 21. The terms of reference for each Board Committee are available from the corporate governance section of the Company's website at www.tabcorp.com.au/about_governance.aspx.

20. Indemnification and insurance of Directors and Officers

The Directors and Officers of the Tabcorp Group are indemnified against liabilities pursuant to agreements with the Tabcorp Group. Tabcorp has entered into insurance contracts with third party insurance providers, and in accordance with normal commercial practices, under the terms of the insurance contracts, the nature of the liabilities insured against and the amount of premiums paid are confidential.

21. Non-statutory audit services

Ernst & Young, the external auditor to the Company and the Tabcorp Group, provided non-statutory audit related services to the Company during the financial year ended 30 June 2008. The Directors are satisfied that the provision of non-statutory audit services during this period was compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-statutory audit service provided means that auditor independence was not compromised. These statements are made in accordance with advice provided by the Company's Board Audit Committee.

The Company's Board Audit Committee reviews the activities of the independent external auditor and reviews the auditor's performance on an annual basis. The Chairman of the Audit Committee must approve all non-statutory audit related work to be undertaken by the auditor (if any). Further details relating to the Audit Committee and the engagement of auditor's are available in the corporate governance statement on pages 16 to 18.

Ernst & Young, acting as the Company's external auditor, received or are due to receive the following amounts in relation to the provision of non-statutory audit services to the Company:

Description of services	$'000
Other audit services	331
Other regulatory audit services	125
Total of all non-statutory audit services	**456**

Amounts paid or payable by the Company for audit and non-statutory audit related services are disclosed in note 3 to the full financial statements.

22. Corporate governance

The Directors of the Company support and adhere to the principles of corporate governance, recognising the need for the highest standard of corporate behaviour and accountability. The Company's corporate governance practices are constantly under review. As a result, new practices were adopted and existing practices optimised to reflect best practice. The Company's corporate governance statement is contained on pages 14 to 21, and associated information is available under the corporate governance section of the Company's website at www.tabcorp.com.au/about_governance.aspx.

23. Rounding of amounts

Tabcorp Holdings Limited is a company of the kind specified in Australian Securities and Investments Commission Class Order 98/0100. In accordance with that Class Order, amounts in the financial report and the Directors' report have been rounded to the nearest hundred thousand dollars unless specifically stated to be otherwise.

24. Auditor's independence declaration

Attached is a copy of the auditor's independence declaration provided under section 307C of the Corporations Act 2001 in relation to the audit for the financial year ended 30 June 2008. This auditor's independence declaration forms part of this Directors' report.

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000 Australia
GPO Box 67 Melbourne VIC 3001

Tel: +61 3 9288 8000
Fax: +61 3 8650 7777
www.ey.com/au

Auditor's Independence Declaration to the Directors of Tabcorp Holdings Limited

In relation to our audit of the financial report of Tabcorp Holdings Limited for the financial year ended 30 June 2008, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Tim Wallace
Partner
Melbourne
20 August 2008

This report has been signed in accordance with a resolution of Directors.

John Story
Chairman

Melbourne
20 August 2008

Remuneration report

Introduction

This Remuneration report outlines the remuneration policy and arrangements for Tabcorp's Directors, executives and senior management in accordance with the requirements of the Corporations Act 2001 and its Regulations. The information provided in this Remuneration report has been audited as required by section 308(3C) of the Corporations Act.

The Remuneration report relates to the Group's key management personnel (KMP) and the five executives that received the highest remuneration during the year in the Company and the Group. KMP are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, and comprises all the Directors of Tabcorp and members of the Executive Committee. The same group of individuals is regarded as KMP for both the Company and the Group.

This report forms part of the Directors' report and is set out under the following sections:

Section	Heading
A	**Significant changes since 30 June 2007**
A1	Key management personnel
A2	Remuneration strategy – Executives and senior management
B	**Governance**
C	**Remuneration philosophy**
D	**Key management personnel (KMP)**
E	**Non Executive Director remuneration**
E1	Remuneration framework
E2	Structure
E3	Current annual fees
F	**Executive remuneration (including Executive Director)**
F1	Remuneration framework
F2	Reward structure
F3	Reward mix
F4	Fixed remuneration
F5	Variable (at risk) remuneration
F6	Executive director contract – Managing Director and Chief Executive Officer
F7	Executive contracts – KMP
F8	Performance of Tabcorp and shareholder wealth
G	**Remuneration tables**
G1	Remuneration of KMP (including five highest paid executives)
G2	Other remuneration tables

A Significant changes since 30 June 2007

A1 Key management personnel

A1.1 Non Executive Directors

John Story commenced as Chairman on 26 November 2007, following Michael Robinson's retirement from the Board.

John O'Neill commenced as a Director on 9 May 2008, following the receipt of all necessary regulatory approvals.

Michael Robinson and Phil Satre retired as Directors at the Annual General Meeting on 26 November 2007.

Jane Hemstritch and Brett Paton will join the Board as Non Executive Directors once all necessary regulatory approvals have been received. All approvals had not been received by 30 June 2008.

A1.2 Managing Director and Chief Executive Officer

Elmer Funke Kupper is Tabcorp's Managing Director and Chief Executive Officer. Mr Funke Kupper commenced as Managing Director on 6 September 2007, following the receipt of all necessary regulatory approvals for his role as Director. Mr Funke Kupper was appointed as Chief Executive Officer on 13 July 2007, and was Acting Chief Executive Officer during the previous four months.

A1.3 Executives

Louise Zampaglione (Group General Manager, Human Resources) commenced employment on 15 November 2007.

Peter Caillard (Executive General Manager, Strategy and Development) ceased employment on 21 February 2008.

A2 Remuneration strategy – Executives and senior management

Tabcorp's remuneration strategy for executives and senior management was reviewed at the end of the 2007 financial year. The objective of the review was to determine market best practice to ensure Tabcorp has a remuneration strategy that will best enable delivery of the Group's strategy.

As a consequence of the review, the remuneration strategy was updated at the commencement of the 2008 financial year. Refer to section F1.2 for an overview of the changes implemented.

B Governance

The main responsibilities of the Board Remuneration Committee are:

- Establishing and maintaining fair and reasonable remuneration policies and practices that apply to the Group;
- Reviewing and recommending to the Board the remuneration of:
  - the Chairman, Deputy Chairman and Non Executive Directors;
  - the Managing Director and Chief Executive Officer;
  - the terms and conditions of any incentive plans and approving which executives and senior management may participate in these plans;
- Reviewing and approving remuneration of executives reporting to the Managing Director and Chief Executive Officer; and
- Agreeing benchmarks against which annual salary reviews are evaluated.

In exercising its responsibilities, the Board Remuneration Committee assesses the appropriateness of the nature and amount of remuneration of Directors and executives on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality and high performing Board and executive team.

To assist in exercising its responsibilities, the Board Remuneration Committee receives independent advice on matters such as remuneration strategies, mix and structure.

The Board Remuneration Committee is governed by its Terms of Reference, which are available on Tabcorp's website at www.tabcorp.com.au under the *About Us – Corporate Governance* section.

C Remuneration philosophy

The key objective of Tabcorp's remuneration philosophy is to enable Tabcorp to attract, motivate and retain high calibre individuals at both Board and senior management level. To achieve this, Tabcorp's remuneration framework is based upon the following key principles:

- Creating shareholder value relative to our peer group;
- Maintaining market competitiveness; and
- Measuring and rewarding individual, divisional and Group performance.

For executive and senior management remuneration, this involves aligning the reward components with the individual's ability to influence results and to increase the focus on variable reward that is leveraged for superior performance.

D Key management personnel (KMP)

Name	Positions held	Period in position if less than full year
Non Executive Directors		
Current		
John Story	Chairman and Director (Non Executive)	Chairman from 26 November 2007
Anthony Hodgson	Deputy Chairman and Director (Non Executive)	
Paula Dwyer	Director (Non Executive)	
John O'Neill	Director (Non Executive)	From 9 May 2008
Zygmunt Switkowski	Director (Non Executive)	
Pending regulatory approval		
Jane Hemstritch	Will be appointed Director (Non Executive)	Not a KMP
Brett Paton	Will be appointed Director (Non Executive)	Not a KMP
Former		
Michael Robinson	Chairman and Director (Non Executive)	To 26 November 2007
Philip Satre	Director (Non Executive)	To 26 November 2007
Executives		
Current Executive Director		
Elmer Funke Kupper	Managing Director and Chief Executive Officer	From 6 September 2007
	Chief Executive Officer (not a Director)	From 13 July 2007
	Acting Chief Executive Officer (not a Director)	To 12 July 2007
Current Executives		
Matt Bekier	Chief Financial Officer	
Walter Bugno	Chief Executive, Casinos	
Mohan Jesudason	Managing Director, Gaming	
Robert Nason	Managing Director, Wagering	
Kerry Willcock	Executive General Manager, Corporate and Legal	
Louise Zampaglione	Group General Manager, Human Resources	From 15 November 2007
Former Executives		
Peter Caillard	Executive General Manager, Strategy and Development	To 21 February 2008

Remuneration report (continued)

E Non Executive Director remuneration

E1 Remuneration framework

The Board Remuneration Committee has responsibility for reviewing and recommending to the Board appropriate remuneration arrangements for Non Executive Directors. Factors taken into consideration by the Board Remuneration Committee include:

- The Group's remuneration philosophy;
- The level of fees paid to Board members of other publicly listed Australian companies;
- Operational and regulatory complexity;
- The responsibilities and workload requirements of each Board member; and
- Advice from independent remuneration consultants.

Non Executive Directors' fees are reviewed annually on a calendar year basis by the Remuneration Committee and are approved by the Board of Directors.

The aggregate limit for Non Executive Directors' fees (including superannuation contributions where applicable) is approved by shareholders and was set at $2 million at the Annual General Meeting on 28 November 2005.

Non Executive Directors do not receive any performance or incentive payments and are not eligible to participate in any of Tabcorp's incentive plans. This policy aligns with the principle that Non Executive Directors should act independently.

E2 Structure

Non Executive Directors' remuneration comprises the following components:

- Board fee;
- Board Committee fees; and
- Superannuation (where applicable).

Some Directors may receive additional remuneration and associated superannuation (where applicable) for:

- Chairmanship of the Victorian Joint Venture Management Committee; or
- Observer fees (whilst awaiting regulatory approval).

E2.1 Board fee

The Board fee is structured to recognise the responsibility of each Non Executive Director and the additional responsibilities of both the Chairman and Deputy Chairman.

Board fees are not paid to the Managing Director and Chief Executive Officer as Board responsibilities are considered to form part of the responsibilities of this position. Additionally, Board fees are not paid to executives (including the Managing Director and Chief Executive Officer) for directorships of any subsidiaries.

E2.2 Board Committee fees

Board Committee fees are structured to recognise the differing responsibilities and workload associated with each Committee, and the additional responsibilities of each Committee Chairman. During the year, the Board reviewed the nature and extent of the role of Chairman of the Joint Venture Management Committee. The Joint Venture Management Committee, comprising representatives from the Victorian Racing Industry and Tabcorp, is the joint venture under which Tabcorp's Victorian wagering and gaming businesses operate and is chaired by an independent Non Executive Director of Tabcorp. In light of the increasing complexity of joint venture operations, governance and legal and regulatory matters concerned with the Joint Venture, the Board decided that a separate fee is appropriate to recognise the additional workload and responsibilities associated with this role.

E2.3 Observer fees

Any new Non Executive Director may be paid observer fees for attending Board and Committee meetings whilst awaiting regulatory approval. Observer fees are equivalent to the applicable Board and Committee fees.

The Board considers these fees to be reasonable and fair, as they recognise the workload in preparing for and attending Board and Committee meetings as an observer and for undergoing induction prior to their commencement as a Director.

E2.4 Superannuation

Australian resident Directors are paid superannuation contributions (9% of total fees, uncapped). Any non Australian resident Director receives a payment in cash which is equivalent to the amount that would otherwise be paid as superannuation. Directors may choose to increase the proportion of their remuneration taken as superannuation.

E3 Current annual fees

The annual fees detailed in Figure 1 for Non Executive Directors and Board Committee membership are applicable from 1 January 2007. Following its annual review of these fees, the Board decided that the fees were to remain unchanged.

Figure 1: Non Executive Director and Board Committee fixed annual fees effective from 1 January 2007

		Board Committee fees(i)			
Position	Board fees(i) $	Audit $	Risk and Compliance $	Remuneration(ii) $	Nomination $
Chairman	363,000				
Deputy Chairman	165,000				
Non Executive Director	134,000				
Committee Chairman		50,000	25,000	25,000	7,500
Committee Member		15,000	15,000	10,000	7,500

(i) Fees exclude superannuation contributions.
(ii) Chairman of the Victorian Joint Venture Management Committee receives a fee equivalent to Chairman of the Remuneration Committee.

F Executive remuneration (including Executive Director)

F1 Remuneration framework

F1.1 Overview

The remuneration framework comprises a mix of both fixed and variable remuneration components. Variable remuneration depends on the achievement of Group, divisional and individual performance targets. Variable remuneration may be delivered in the form of cash or a mix of cash and Restricted Shares for achievement of short term performance targets, and Performance Rights (and Performance Options prior to 30 June 2007) for achievement of long term performance targets.

The objective of structuring a remuneration framework comprising both fixed and variable components is to ensure remuneration is market competitive and aligned to:

- Shareholders' interests through:
  - The use of financial measures, such as net profit after tax (measured on a normalised basis and before non-recurring items) as the primary reward measure for short term performance outcomes.
  - Rewarding long term company performance measured by reference to a comparable group of companies in the S&P/ASX200 index, which over the long term should lead to attractive value creation for shareholders.
  - Aligning Group, divisional and individual performance targets to the performance objectives in Tabcorp's annual and long term strategic plans.
  - Attracting, motivating and retaining individuals of the highest calibre.
  - Fostering a culture of high performance in a team based environment.
- Executives' interests through:
  - Differentiating reward outcomes based upon individual performance and capability.
  - Ensuring the form of reward delivery is closely aligned with the ability to influence results.
  - Providing upside opportunity for superior Group performance and increased shareholder value.

F1.2 Changes since 30 June 2007

Tabcorp's remuneration strategy was revised at the end of the 2007 financial year to facilitate delivery of the Group's strategy. The key changes that apply from 1 July 2007 are:

- Introducing Restricted Shares as a component of the short term incentive (STI) for certain senior executives. These are subject to a three year service condition. This change is to enhance the ability to retain these executives;
- No longer offering a medium term incentive (MTI) which had been provided in the form of Restricted Shares subject to a two year service condition. Using Restricted Shares in the STI is a simpler structure which facilitates stronger alignment with the Group's strategy;
- Offering Performance Rights as the equity instruments under the long term incentive (LTI) scheme as they are more appropriate for the Company's earnings profile. Performance Options are no longer being offered; and
- As a result of the above, the proportion of the fixed and variable remuneration components has changed. The at risk component of the target annual reward for each KMP* now has a 5% greater proportion, consequently reducing the fixed cash component by the equivalent 5% (refer Figure 3).

* Excluding the Managing Director and Chief Executive Officer and a former KMP who ceased employment during the year.

F2 Reward structure

Incentive plans are set to ensure that the achievement of short and long term strategic objectives are commensurate with shareholder value creation. The reward structure is outlined in Figure 2 below.

Figure 2: Executive reward structure


Component
Delivery
Performance alignment
Strategic objective
Fixed
Cash
Superannuation
Market median
+
Variable (at risk)
Short term incentive
Cash(i), or mix of Cash and Restricted Shares(ii)
Group performance
Divisional performance
Individual performance
Short term targets (12 month period)
+
Long term incentive
Performance Rights(iii)
Total shareholder return
Shareholder value creation (3-4 year period)
=
Total Annual Reward (TAR)

(i) May also be taken in the form of shares issued under the Tabcorp Employee Deferred Share Plan or additional voluntary superannuation contributions.

(ii) Applicable to certain executives, issued under the Tabcorp Employee Deferred Share Plan and are subject to a three year service condition.

(iii) May vest over a three to four year period, subject to meeting relevant performance based hurdle.

Remuneration report (continued)

F3 Reward mix

F3.1 Target reward mix

The target reward mix aims to position Total Annual Reward (TAR) at the market median when all performances have been achieved at target. It is set after benchmarking against a wide range of organisations to ensure that the incentive opportunity, as well as the TAR opportunity, is competitive when compared to the market.

Figure 3 outlines the target reward mix for the three senior employee levels (below the Managing Director and Chief Executive Officer) within Tabcorp. Each level is split into two categories to recognise that executives with greater responsibility in key divisions have a greater proportion of at risk remuneration.

The Board Remuneration Committee reviews the target reward mix percentages from time to time to ensure they remain appropriate for executives. In particular, the Board Remuneration Committee has the discretion to:

- Vary the target reward mix for current employees;
- Use a transitional reward mix for executives moving between job bands; and
- Invite employees in other job bands to participate in the short term incentive.

Figure 3: Target reward mix by level



Executive Committee
45%
30%
25%
50%
25%
25%
Senior Executives
50%
30%
20%
55%
27.5%
17.5%
Executives
64%
36%
70%
30%
% OF TAR BASED ON ACHIEVING PERFORMANCE AT TARGET
0%
20%
40%
60%
80%
100%
Fixed
Short term incentive
Long term incentive

F3.2 KMP reward mix

The reward mix for the KMP (other than the Managing Director and Chief Executive Officer) outlined in Figure 4 reflects the target reward mix detailed in Figure 3 above, and was effective for the 2008 financial year. This target reward mix excludes appointment and retention incentives (refer section F7). Refer section F6 for details of the Managing Director and Chief Executive Officer's remuneration.

Figure 4: KMP reward mix

	Target reward mix			
		Variable (at risk) incentives		
KMP	Fixed	Short term (cash)	Long term (equity)	Total Annual Reward
Current				
Matt Bekier	45%	30%	25%	100%
Walter Bugno	45%	30%	25%	100%
Mohan Jesudason	45%	30%	25%	100%
Robert Nason	45%	30%	25%	100%
Kerry Willcock	50%	25%	25%	100%
Louise Zampaglione	50%	25%	25%	100%
Former				
Peter Caillard[(i)]	56%	22%	22%	100%

(i) Reward mix was not updated in line with the revised remuneration structure prior to cessation on 21 February 2008.

F4 Fixed remuneration

Fixed remuneration comprises salary and superannuation. Executives may elect to salary sacrifice for additional superannuation contributions, novated car leases and laptop computers.

The level of fixed remuneration reflects the scope and responsibilities of the role and the level of knowledge, skills and experience of the individual.

F5 Variable (at risk) remuneration

F5.1 Short term incentive (STI)

F5.1.1 Overview

The STI is designed to reward employees for the achievement of Group, divisional and individual performance goals over the relevant 12 month annual performance period, which are aligned to and are supportive of the Group's annual objectives for each financial year.

F5.1.2 Determining Factors

The incentive is based upon three key factors:

Figure 5: STI calculation

Target STI X Group Funding Multiplier or Divisional Multiplier X Individual Performance Multiplier = Short Term Incentive

- *Target STI*
  This is set as a percentage of the individual's Total Annual Reward (TAR).
- *Group Funding Multiplier (GFM) or Divisional Multiplier (DM)*
  The first step is to determine the GFM. This is linked to the achievement of Tabcorp's target normalised net profit after tax before non recurring items as approved by the Board. The GFM determines the overall STI pool available for distribution. If the minimum financial performance target is not met, individual awards may be funded at a reduced level, at the discretion of the Board.
  The second step is to determine the DM. This creates differentiation between divisions based on their performance and contribution to the Group. The DM is determined by reference to the performance of each division against financial targets, non financial targets and execution of the division's key strategic objectives. Executives working in Group functions receive the GFM.
- *Individual Performance Multiplier (IPM)*
  Individual performance is assessed using a balanced scorecard of individual measures that align to and are supportive of the Group's annual objectives. The balanced scorecard assesses four performance areas – customers, people, organisation, and shareholders. Specific key performance objectives (KPOs) are agreed upon for each performance area at the start of the financial year against which the individual is assessed.

To be eligible to receive a STI, participants need to demonstrate required levels of behaviours in line with Group values and must not have any significant controllable compliance breaches.

F5.1.3 Delivery

The STI is delivered in cash, or a mix of cash and Restricted Shares. It is mandatory for participants at an executive management level, where the target STI is 30% or more of TAR and who do not participate in the long term incentive to defer one third of their total STI into Restricted Shares. Restricted Shares are subject to a three year service condition during which time the shares may not be traded, however participants have full entitlement to both dividends and voting rights.

Participants have the opportunity to voluntarily sacrifice all or part of the cash incentive into shares (issued under Tabcorp's Employee Deferred Share Plan) or additional superannuation contributions.

During 2008, shares that were allocated under the STI were acquired through on market purchases, rather than issued as new shares, to prevent share value dilution.

F5.1.4 Accounting treatment

The financial impact of the STI (excluding any Restricted Shares) is expensed in the relevant financial year and is reflected in the remuneration disclosures for KMP. Restricted Shares are expensed over a three year period, commencing from the time the Restricted Shares are granted to the participant, which occurs after year end.

F5.1.5 STI performance

For the year ended 30 June 2008, short term incentive targets were derived from the Board approved 07/08 Business Plan. The Remuneration Committee advised the Board that annual operating outcomes, at Company level, had substantially met agreed targets and recommended an average STI payment to reflect this. The Board approved average STI payments at target level.

As the performance hurdle for the 30 June 2007 year was not achieved, STI was not awarded to any KMP for the prior year.

F5.2 Long term incentive (LTI)

F5.2.1 Overview

The LTI is principally designed to reward senior executives for contributions to long-term shareholder value creation, measured over a three to four year period.

LTI is delivered through Performance Rights that provide the executive with the opportunity to acquire shares, subject to meeting market based performance hurdles and service conditions, at no cost. Performance Rights are considered an effective instrument for delivering incentives to executives for growth in shareholder value over the three to four year period.

Performance Rights issued under the LTI plan have the following features:

- Tested against the relevant performance hurdle at the third anniversary of the date of grant and at two subsequent six monthly intervals;
- Vest over a three to four year period, with any unvested Performance Rights lapsing at the fourth anniversary of the date of grant;
- Executives have until the seventh anniversary of the date of grant to exercise vested Performance Rights, otherwise they lapse;
- Upon exercise the Company will issue or transfer ordinary shares to the executive; and
- The fair value will be expensed over a four year period from the grant date in accordance with Accounting Standards.

Remuneration report (continued)

F5.2.2 Allocation

Performance Rights under the LTI are allocated annually around the time of the annual salary review. The number of Performance Rights allocated is calculated as outlined in Figure 7.

Figure 7: Allocation calculation

Target LTI ($)	÷	Fair Market Value of Performance Right	=	Number of Performance Rights allocated

F5.2.3 Valuation

Fair Market Value (FMV) is the valuation method used to allocate LTI equity in order to align remuneration values with disclosed accounting expense for share based payments and emerging market practice.

Tabcorp engages external consultants to calculate the FMV for each allocation of Performance Rights under the LTI using the following option pricing models:

- Monte Carlo simulation to estimate the proportion of Performance Rights which might vest at each test date after the application of the performance hurdles; and
- A binomial tree to reflect the American call option value of the Performance Rights at each test date, discounted to present value at the grant date.

These models take the following factors into consideration:

- Current share price of the underlying share;
- Life of instrument;
- Expected volatility of Tabcorp's share price;
- Risk free interest rate; and
- Tabcorp's expected dividend yield.

F5.2.4 Vesting conditions

The vesting of Performance Rights issued under the LTI is dependent on two conditions, as discussed below.

- *Time based*

Performance Rights may vest over a three to four year period (Test Period), subject to meeting the relevant performance based hurdle (refer Figure 8). The Test Period aligns with the timeframe for Tabcorp's long term business strategy.

Figure 8: Time based vesting conditions (subject to meeting performance hurdle)



Performance period
Test Period
Exercise period
Year 0
Grant date
Year 1
Year 2
Year 3
Year 4
Years 5 to 7
Test Dates
First
Second (+6 months)
Third (+12 months)

As illustrated in Figure 8, the Performance Rights are tested against the performance hurdle at six monthly intervals during the Test Period.

- *Performance based*

The performance hurdle for Performance Rights issued under the LTI is relative Total Shareholder Return (TSR).

TSR measures the return received by shareholders over a specific period relative to a peer group of companies. It is calculated by taking into account growth in the share price between the grant date and the test date, and dividends and capital returns received by shareholders during that period. If there is any change in the dividend payment timetable of a company in the peer group (including Tabcorp), then the TSR performance of that company is adjusted to remove any artificial distortion in the outcome. Tabcorp engages an external consultant to calculate Tabcorp's TSR relative to the peer group of companies.

The peer group used for assessing Tabcorp's relative TSR is based upon the following companies.

Basis	Exclusions
ASX Top 100 companies (by market capitalisation)	■ Property trusts; ■ Infrastructure groups; and ■ Mining companies Represented by the S&P Global Industry Classification Standards of Oil & Gas, Metals & Mining, Transportation Infrastructure and Real Estate.

The composition of the peer group may change as a result of specific external events, such as mergers and acquisitions, capital returns, delistings and capital reconstruction. The Board Remuneration Committee has agreed guidelines for adjusting the peer group following such events, and has the discretion to determine any adjustment to the peer group of companies.

The table below sets out the percentage of Performance Rights that will vest depending on Tabcorp's TSR ranking as at the applicable test dates:

Tabcorp's relative TSR ranking	Percentage of Performance Rights that will vest
Below 50th percentile	0%
At 50th percentile	50%
Above 50th and below 75th percentile	Pro-rata between 50% (at 50th percentile) and 100% (at 75th percentile)
At or above 75th percentile	100%

If Tabcorp's relative TSR ranking on a test date is higher than that measured on a previous test date(s), then a further number of Performance Rights may vest to executives in addition to those that may have already vested. Alternatively, if Tabcorp's relative TSR ranking is lower than as measured on a previous test date(s), then no further Performance Rights will vest. The maximum number of Performance Rights that will have vested to executives will accord with the highest measure of Tabcorp's relative TSR ranking on test dates during the test period.

This testing schedule and vesting criteria are the most common practices adopted by the companies in the S&P/ASX100 index, which is consistent with Tabcorp's remuneration philosophy (refer to section C) and executive remuneration framework (refer to section F1).

Upon exercise of Performance Rights, executives will be allocated an equivalent number of fully paid ordinary shares in the Company, and will receive full voting and dividend rights corresponding to the rights of all other holders of ordinary shares.

During the year, shares allocated upon the exercise of Performance Options and Performance Rights were acquired through on market purchases, rather than issued as new shares, to prevent share value dilution.

F5.2.5 Lapsing conditions

Performance Rights that have not vested at the end of the Test Period will lapse.

Performance Rights which have vested will be exercisable by the executive until the seventh anniversary after the grant date. Following the seventh anniversary, any vested Performance Rights which have not been exercised will lapse.

F5.2.6 Cessation of employment

All unvested Performance Rights will lapse immediately upon cessation of employment. However the Board Remuneration Committee has discretion in special circumstances to determine the number of Performance Rights (and Performance Options and Share Rights, where applicable) retained and the terms applicable. Special circumstances include events such as retirement, redundancy, death and permanent disability.

Vested Performance Rights are exercisable by the individual for a period of 90 days after termination of employment, following which they will lapse.

F5.2.7 Accounting treatment

Performance Rights issued under the LTI are expensed on a straight line basis over a four year period, commencing from the grant date. Under Accounting Standards, Tabcorp is required to recognise an expense irrespective of whether the Performance Right ultimately vests to the executive. A reversal of the expense is only recognised in the event the Performance Rights lapse due to cessation of employment within the four year period.

The 'Remuneration of KMP' tables at section G1 (Figures 13B & 13D) reflect the accounting expense recognised in the relevant financial year, not the total value of Performance Rights allocated to the executive during the year, which is disclosed in Figure 14E.

F5.2.8 Former LTI plan

Prior to the implementation of the current LTI plan, which was approved by shareholders at the Company's Annual General Meeting in 2003, executives were provided with the opportunity to participate in the Tabcorp Senior Executive Long Term Incentive Plan. This plan ceased being offered to executives in 2003, however during the financial year to 30 June 2008 some executives continued to participate in this plan, including Mohan Jesudason and Peter Caillard (KMPs during the year).

This former LTI plan enabled executives to receive a loan to acquire Tabcorp shares. The dividends received from the shares acquired under the plan are applied towards paying interest on the outstanding loan balance (currently at 4% per annum), a cash payment to cover the personal income tax liability associated with the dividend and loan principal repayments. The loan is required to be repaid upon cessation of employment.

F5.2.9 LTI performance

The 2008 financial year had three test dates for allocations under the LTI. As the performance based criteria for vesting was not achieved, no Performance Options or Performance Rights vested at these test dates.

F5.3 Former medium term incentive (MTI)

During the 2007 financial year, the MTI was a component of remuneration, designed to reward executives and senior management for the achievement of sustained performance over a two year period whilst encouraging the retention of key talent. The MTI is no longer offered.

The MTI was delivered in the form of Restricted Shares, which are subject to a two year service condition during which time the shares may not be traded, but have full entitlement to both dividends and voting rights. The first allocation of Restricted Shares under the MTI occurred following the release of the 2007 annual results. There have been no further allocations.

Remuneration report (continued)

The allocation was based upon the individual's TAR mix and an achievement of EPS growth targets that are aligned with the long term strategic plan. Restricted Shares allocated under the MTI were acquired through on market purchases, rather than issued as new shares, to prevent share value dilution.

The MTI is expensed over a two year period, commencing from the time the Restricted Shares were granted to the executive.

F5.4 Appointment/retention incentives

F5.4.1 Criteria for issue

Restricted Shares may be issued to executives as an incentive upon appointment (either on joining Tabcorp or transfer to a new position internally) or for retention. These are ordinary shares in the Company, and in order to act as a retention mechanism are subject to time based restrictions of up to three years.

Additionally, executives may also be issued Performance Rights (and Performance Options prior to 30 June 2007) upon appointment. These instruments are issued under the LTI and are subject to the same performance hurdles and vesting conditions (refer section F5.2).

A combination of equity instruments such as Restricted Shares, subject to time based restrictions, and Performance Rights, subject to performance and time based hurdles, are employed to attract, retain and compensate executives for equity forfeited.

Tabcorp did not provide any appointment or retention incentives in the year ended 30 June 2008.

Appointment and retention incentives that were provided in prior financial years that remain subject to trading restrictions or vesting criteria are disclosed in sections F6.2.2 and F7.2.

F5.4.2 Accounting treatment

The fair value of Restricted Shares is expensed as remuneration over the relevant restriction period.

As Performance Rights (and Performance Options prior to 30 June 2007) are issued under the LTI, they are expensed in the same manner as described in section F5.2.7.

F5.5 Policy prohibiting hedging

Participants in the STI, MTI or LTI are restricted from hedging the value of Restricted Shares and unvested Performance Options and Performance Rights, and must not enter into a derivative arrangement in respect of the equity instruments granted under these plans. Breaches of the restriction will result in equity instruments being forfeited by the executive.

These prohibitions are included in Tabcorp's Share Trading Policy, available from the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au and in the terms and conditions of the STI, MTI and LTI plans.

Equity instruments granted under the STI, MTI and LTI can only be registered in the name of the participant, are identified as non tradable on the main share register, and cannot be traded or transferred to another party until vested or until any trading restriction period has expired (where applicable).

The Board at its discretion can request an executive to provide a statutory declaration that the executive has complied with this policy. During the year, the Board did not require any such declarations.

F6 Executive director contract – Managing Director and Chief Executive Officer

F6.1 Current contract

Elmer Funke Kupper commenced as Managing Director on 6 September 2007 and Chief Executive Officer on 13 July 2007. Prior to this he was Acting Chief Executive Officer as described in section A1.2. The Company agreed a new employment contract with Mr Funke Kupper relating to his employment as Managing Director and Chief Executive Officer. The contract is for a continuing term capable of being terminated on 6 months' notice by Mr Funke Kupper and 12 months' notice by Tabcorp. The contract does not require any termination payments, other than payment in lieu of notice (if applicable).

F6.1.1 Fixed remuneration

Mr Funke Kupper receives fixed remuneration (inclusive of superannuation) of $1,500,000 per annum, and the opportunity to receive variable remuneration through short term and long term incentive arrangements.

F6.1.2 Short term incentive

Under the short term incentive arrangements, Mr Funke Kupper is eligible to receive a short term performance award based on his individual performance and the Company's performance over the annual performance review period. Mr Funke Kupper's short term performance award is equivalent to $1,500,000 if targets are met, and is delivered in cash, with the opportunity for Mr Funke Kupper to voluntarily sacrifice all or part of the award into shares (issued under Tabcorp's Employee Deferred Share Plan) or additional superannuation contributions. This short term incentive is similar to that which applies to the STI in section F5.1, other than as set out above.

F6.1.3 Long term incentive

The initial long term incentive arrangement involved the grant of 100,000 Performance Rights under the Tabcorp Long Term Incentive Plan, which was approved by shareholders at the Company's 2007 Annual General Meeting. The Company intends that the long term incentive component of Mr Funke Kupper's remuneration package will involve annual grants of Performance Rights and/or Options, which would be subject to performance hurdles, with

the grant of such Performance Rights and Options being subject to obtaining any necessary shareholder approvals at the relevant time. This long term incentive is similar to that which applies to the LTI in section F5.2, other than as set out in this section.

The 100,000 Performance Rights granted during the year will be tested on 30 June 2011 and 30 June 2012 to determine whether the applicable performance hurdles have been met. The performance hurdle is relative total shareholder return, which is based on the Company's TSR ranking compared to a peer group of companies measured over the period from 13 July 2007 (the date that Mr Funke Kupper commenced as Chief Executive Officer) to the applicable test date.

Upon termination of employment (other than at the discretion of the Board in special circumstances such as, but not limited to, death and permanent disablement), all unvested Performance Rights will lapse immediately. In all circumstances of termination of employment (other than for serious misconduct, in which case all vested (but not exercised) and all unvested Performance Rights will lapse immediately), all Performance Rights that have vested at the date of termination will be exercisable by Mr Funke Kupper for a period of 90 days following termination of employment, following which they will lapse.

Further information relating to these 100,000 Performance Rights is available in the notice of meeting for the Company's 2007 Annual General Meeting.

F6.2 Previous contracts

F6.2.1 Acting Chief Executive Officer

Between 14 March 2007 and 13 July 2007, Mr Funke Kupper received a cash payment of $100,000 gross per month for the additional duties and responsibilities whilst Acting Chief Executive Officer. This payment was in addition to the Total Annual Reward received by Mr Funke Kupper in his previous role as Chief Executive, Australian Business and was not included in Total Annual Reward for determining allocations under the STI or LTI plans. During the year ended 30 June 2008, Mr Funke Kupper received a pro rata entitlement for the 13 days applicable to the financial year.

F6.2.2 Appointment incentive

Mr Funke Kupper was provided an appointment incentive in the year ended 30 June 2006 upon commencement with the Company as Chief Executive, Australian Business of approximately $1.9 million comprising:

Instrument type	Number	Trading restrictions and vesting conditions
Restricted Shares	97,000	Subject to trading restrictions lifting in 3 tranches on 31 December 2006, 2007 and 2008.
Performance Options	112,500	Subject to the conditions under the LTI applicable at the time of grant.
Performance Rights	15,000	

At 30 June 2008, 19,400 Restricted Shares are subject to trading restrictions, and no Performance Options or Performance Rights had vested.

F7 Executive contracts - KMP

F7.1 Current contracts

The table below contains details of the contracts of the executives who are KMPs of Tabcorp, excluding the Managing Director and Chief Executive Officer. The current contracts do not provide for any termination payments, other than payment in lieu of notice.

Name	Position	Contract duration	Minimum notice period (months) Executive	Minimum notice period (months) Tabcorp
Current				
Matt Bekier	Chief Financial Officer	Open ended	3	9
Walter Bugno	Chief Executive, Casinos	Open ended	3	9
Mohan Jesudason	Managing Director, Gaming	Open ended	3	6
Robert Nason	Managing Director, Wagering	Open ended	3	6
Kerry Willcock	Executive General Manager, Corporate and Legal	Open ended	3	9
Louise Zampaglione(i)	Group General Manager, Human Resources	Open ended	3	9
Former				
Peter Caillard(ii)	Executive General Manager, Strategy and Development	Open ended	3	12

(i) Commenced employment and as a KMP on 15 November 2007.
(ii) Ceased employment and as a KMP on 21 February 2008.

F7.2 Appointment and retention incentives

Appointment or retention incentives were approved in previous financial years for Walter Bugno, Robert Nason, and Peter Caillard.

Chief Executive, Casinos

Mr Bugno was provided an appointment incentive in the year ended 30 June 2006 of approximately $900,000 comprising:

Instrument type	Number	Trading restrictions and vesting conditions
Restricted Shares	30,000	Subject to trading restrictions lifting in 3 tranches on 31 December 2006, 2007 and 2008.
Performance Options	112,500	Subject to the conditions under the LTI applicable at the time of grant.
Performance Rights	15,000	

At 30 June 2008, 10,000 Restricted Shares are subject to trading restrictions, and no Performance Options or Performance Rights had vested.

Remuneration report (continued)

Managing Director, Wagering

Mr Nason was provided an appointment incentive in the year ended 30 June 2006 of approximately $150,000 comprising:

Instrument type	Number	Trading restrictions and vesting conditions
Restricted Shares	10,000	Subject to trading restrictions lifting in 2 tranches on 26 June 2007 and 2008.

At 30 June 2008, trading restrictions on all Restricted Shares had been lifted.

Executive General Manager, Strategy and Development

Mr Caillard was provided a retention incentive in the year ended 30 June 2007 of approximately $225,000 upon appointment to the role he held prior to cessation of employment comprising:

Instrument type	Number	Trading restrictions and vesting conditions
Restricted Shares	15,000	Subject to trading restrictions lifting in 3 tranches on 1 July 2007, 2008 and 2009.

Upon cessation of employment, trading restrictions on all Restricted Shares were lifted.

F8 Performance of Tabcorp and shareholder wealth

Tabcorp's annual financial performance (on a pre impairment/goodwill basis) and indicators of shareholder wealth over the five year period since 30 June 2003 are highlighted in the graphs below.

Figure 9: Net profit after tax - pre impairment/goodwill[(i)]



Net profit after tax ($m)
700
600
500
400
300
200
100
0
370.7
526.6
611.9
452.6
543.0
03/04
04/05
05/06
06/07
07/08

Figure 10: EPS (basic) – pre impairment/goodwill[(i)]



Earnings per share (cents)
120
100
80
60
40
20
0
92.5
101.9
116.6
86.2
103.4
03/04
04/05
05/06
06/07
07/08

Figure 11: Full year dividend in respect of each financial year (includes interim, final and special dividends)(ii)


Cents per share fully franked
100
90
80
70
60
50
40
30
20
10
0
71.0
81.0
89.0
94.0
94.0
03/04
04/05
05/06
06/07
07/08

Figure 12: Company share price at the end of each financial year(iii)


Share price ($)
20
18
16
14
12
10
8
6
4
2
0
14.24
16.40
15.20
17.15
9.81
03/04
04/05
05/06
06/07
07/08

(i) After income tax before impairment (AIFRS) or goodwill amortisation (AGAAP).
Basis of preparation: From 2005 – AIFRS (Australian equivalents of International Financial Reporting Standards)
Pre 2005 – AGAAP (previous Australian Generally Accepted Accounting Principles)

(ii) The 07/08 year includes the special dividend declared in August 2008 of 47.0 cents per share. This dividend was declared as a substitute for the final dividend for the 07/08 year.

(iii) The closing share price for 07/08 includes the effect of the Victorian Government's announcement regarding the Victorian gambling industry, as discussed in section 10.1 of the Directors' report.

G Remuneration tables

G1 Remuneration of KMP (including five highest paid executives, in accordance with the Corporations Act 2001)

Figure 13A: KMP remuneration for the year ended 30 June 2008 – Non Executive Directors

	Short term		Post employment	
KMP	Salary & fees(i) $	Non-monetary benefits $	Super-annuation $	Total $
Current				
John Story	315,541	-	28,399	**343,940**
Paula Dwyer	232,223	-	20,900	**253,123**
Anthony Hodgson AM	202,500	-	18,225	**220,725**
John O'Neill(ii)	152,000	-	13,680	**165,680**
Zygmunt Switkowski	189,000	-	17,010	**206,010**
Former				
Michael Robinson(iii)	171,042	-	15,394	**186,436**
Philip Satre(iv)	75,000	-	-	**75,000**
Total	**1,337,306**	**-**	**113,608**	**1,450,914**

(i) Comprises salary and fees and salary sacrificed benefits, where applicable.

(ii) Appointed as a director on 9 May 2008 following the receipt of all necessary regulatory approvals. Salary and fees include observer fees of $134,070 paid for the period until 9 May 2008, whilst awaiting regulatory approval.

(iii) Retired at the Company's Annual General Meeting on 26 November 2007.

(iv) Retired at the Company's Annual General Meeting on 26 November 2007. Received cash in lieu of superannuation, due to being a non-resident of Australia. These amounts are disclosed under salary and fees.

Figure 13B: KMP remuneration for the year ended 30 June 2008 – Executives

	Short term				Long term	Post employment	Share based payments[iv]				
KMP	Salary & fees[i] $	Bonus $	Non-monetary benefits[ii] $	Other[iii] $	Long service leave $	Super-annuation $	Performance Options & Rights $	Restricted shares $	Total $	Performance related[v] %	Termination payments $
Current Executive Director											
Elmer Funke Kupper[vi]	1,570,213	1,650,000	532	-	11,400	13,129	316,246	261,471	**3,822,991**	49%	-
Current Executives											
Matt Bekier	705,737	500,000	532	-	4,169	13,129	119,862	-	**1,343,429**	46%	-
Walter Bugno[vi]	856,995	420,000	18,112	-	3,086	13,129	278,233	102,500	**1,692,055**	34%	-
Mohan Jesudason	586,866	480,000	57,595	-	15,255	13,129	158,371	-	**1,311,216**	49%	-
Robert Nason[vi]	689,441	540,000	545	147,424	2,382	13,129	103,034	37,647	**1,533,602**	42%	-
Kerry Willcock	409,477	225,000	532	-	7,266	13,129	112,234	-	**767,638**	44%	-
Louise Zampaglione[vii]	246,484	117,316	194	-	501	8,753	-	-	**373,248**	31%	-
Former Executives											
Peter Caillard[vi][viii]	327,853	-	25,886	-	1,621	8,753	129,647	86,840	**580,600**	22%	775,000
Total	**5,393,066**	**3,932,316**	**103,928**	**147,424**	**45,680**	**96,280**	**1,217,627**	**488,458**	**11,424,779**		**775,000**

(i) Comprises salary, salary sacrificed benefits (including superannuation, motor vehicle novated leases and share purchases) and annual leave expense.
(ii) Comprises the cost to the Company for providing low interest loans to acquire shares in the Company pursuant to issues made under a previous employee share plan, car parking, accommodation, and entertainment, where applicable.
(iii) Comprises relocation expenses and mortgage interest subsidy payments, where applicable.
(iv) Represents the fair value of share based payments expensed by the Company, which includes amounts expensed subsequent to cessation of employment where equity instruments are retained.
(v) Represents the sum of bonus (excluding non-performance related bonus), Performance Options, Performance Rights and Restricted Shares (excluding appointment or retention incentives) as a percentage of total remuneration, excluding termination payments.
(vi) Share based payments include Restricted Shares that were granted as appointment or retention incentives.
(vii) Commenced employment and as a KMP on 15 November 2007.
(viii) Ceased employment and as a KMP on 21 February 2008. In addition to the amounts disclosed above, payment of annual leave and long service leave entitlements on cessation amounted to $287,578.

Figure 13C: KMP remuneration for the year ended 30 June 2007 – Non Executive Directors

	Short term		Post employment	
KMP	Salary & fees[i] $	Non-monetary benefits[ii] $	Superannuation $	Total $
Current				
Michael Robinson	405,250	1,211	36,473	**442,934**
Paula Dwyer	175,447	-	15,790	**191,237**
Anthony Hodgson	235,000	-	21,150	**256,150**
Philip Satre[iii]	163,956	-	-	**163,956**
John Story	172,000	-	15,480	**187,480**
Zygmunt Switkowski[iv]	179,187	1,581	16,127	**196,895**
Former				
Richard Warburton[v]	80,208	605	6,309	**87,122**
Lawrence Willett[v]	70,833	1,581	6,375	**78,789**
Total	**1,481,881**	**4,978**	**117,704**	**1,604,563**

(i) Comprises salary and fees and salary sacrificed benefits, where applicable.
(ii) Comprises the cost to the Company for providing entertainment.
(iii) Received cash in lieu of superannuation, due to being a non-resident of Australia. These amounts are disclosed under salary and fees.
(iv) Appointed as a director on 2 October 2006 following the receipt of all necessary regulatory approvals. Salary and fees include observer fees of $44,436 paid for the period 1 July 2006 to 1 October 2006, whilst awaiting regulatory approval.
(v) Retired at the Company's Annual General Meeting on 27 November 2006.

Remuneration report (continued)

Figure 13D: KMP remuneration for the year ended 30 June 2007 – Executives

	Short term				Long term	Post employment	Share based payments[iv]				
KMP	Salary & fees[i] $	Bonus $	Non-monetary benefits[ii] $	Other[iii] $	Long service leave $	Super-annuation $	Performance Options & Rights $	Restricted shares $	Total $	Performance related[v] %	Termination payments $
Current Executives											
Elmer Funke Kupper[vi]	1,268,258	-	605	-	3,076	12,686	158,109	769,470	**2,212,204**	7%	-
Matt Bekier	708,852	-	-	57,768	2,422	12,686	36,699	-	**818,427**	4%	-
Walter Bugno[vi]	897,699	-	4,673	-	3,029	12,686	171,309	252,833	**1,342,229**	13%	-
Peter Caillard[vi]	552,487	-	27,005	34,333	34,463	12,686	127,141	136,463	**924,578**	14%	-
Mohan Jesudason[vii]	541,852	-	37,841	-	9,646	12,686	151,048	-	**753,073**	20%	-
Robert Nason[vi][viii]	722,501	308,182	-	358,832	2,129	12,686	27,024	112,941	**1,544,295**	2%	-
Kerry Willcock	420,374	-	1,581	-	4,540	12,686	65,416	-	**504,597**	13%	-
Former Executive Director											
Matthew Slatter[ix]	1,026,917	-	229,006	-	(57,366)	9,515	518,466	-	**1,726,538**	30%	3,209,589
Former Executives											
George Mackey[x]	184,023	-	-	-	(20,892)	6,295	65,590	-	**235,016**	28%	533,460
Julia Nenke[xi]	329,856	-	-	22,500	(3,049)	10,572	85,298	-	**445,177**	19%	670,083
Total	**6,652,819**	**308,182**	**300,711**	**473,433**	**(22,002)**	**115,184**	**1,406,100**	**1,271,707**	**10,506,134**		**4,413,132**

(i) Comprises salary, salary sacrificed benefits (including superannuation, motor vehicle novated leases and self-funded study) and annual leave expense.
(ii) Comprises the cost to the Company for providing low interest loans to acquire shares in the Company pursuant to issues made under a previous employee share plan, car parking, and entertainment, where applicable.
(iii) Comprises relocation expenses, where applicable.
(iv) Represents the fair value of share based payments expensed by the Company, which includes amounts expensed subsequent to cessation of employment where equity instruments are retained.
(v) Represents the sum of bonus (excluding non-performance related bonus), Performance Options, Performance Rights and Restricted Shares (excluding appointment or retention incentives) as a percentage of total remuneration, excluding termination payments.
(vi) Share based payments include Restricted Shares that were granted as appointment or retention incentives.
(vii) KMP from 14 March 2007, following appointment to the Executive Committee. Total remuneration for the period whilst a KMP was $209,343.
(viii) KMP from 14 March 2007, following appointment to the Executive Committee. Total remuneration for the period whilst a KMP was $476,446. Bonus for the year was non-performance related.
(ix) Ceased employment and as a KMP on 14 March 2007. In addition to the amounts disclosed above, payment of annual leave on cessation amounted to $96,422.
(x) Ceased employment and as a KMP on 11 December 2006. In addition to the amounts disclosed above, payment of annual leave entitlements on cessation amounted to $35,860.
(xi) Ceased employment and as a KMP on 30 April 2007. In addition to the amounts disclosed above, payment of annual leave entitlements on cessation amounted to $16,862.

G2 Other remuneration tables

Figure 14A: Short term incentive (STI) achieved

For the year ended 30 June 2008

KMP	Actual STI payment $	Actual STI payment as a % of maximum STI	Actual STI payment as a % of target STI	STI not achieved as a % of target STI
Current				
Elmer Funke Kupper	1,650,000	83%	110%	0%
Matt Bekier	500,000	61%	107%	0%
Walter Bugno	420,000	35%	70%	30%
Mohan Jesudason	480,000	60%	120%	0%
Robert Nason	540,000	60%	120%	0%
Kerry Willcock	225,000	57%	100%	0%
Louise Zampaglione(i)	117,316	57%	100%	0%
Former				
Peter Caillard	-	0%	0%	100%

(i) Commenced employment on 15 November 2007. Percentages derived on a pro-rated basis.

Figure 14B: Terms and conditions of Performance Options and Performance Rights granted during the year

Grant date	Fair value at grant date		Exercise price		First exercise date	Last exercise/expiry date
	Options $	Rights $	Options $	Rights $		
For the year ended 30 June 2008:						
26 November 2007	n/a	7.40	n/a	-	30 June 2011	26 November 2014
28 November 2007	n/a	9.35	n/a	-	28 November 2010	28 November 2014
For the year ended 30 June 2007:						
17 November 2006	2.29	n/a	15.22	n/a	17 November 2009	17 November 2013

Remuneration report (continued)

Figure 14C: Performance Options and Performance Rights granted during the year

For the year ended 30 June 2008

KMP	Rights granted 26 November 2007 Number	Rights granted 28 November 2007 Number
Current		
Elmer Funke Kupper	100,000	-
Matt Bekier	-	41,592
Walter Bugno	-	53,475
Mohan Jesudason	-	35,650
Robert Nason	-	40,106
Kerry Willcock	-	24,064
Louise Zampaglione	-	-
Former		
Peter Caillard	-	22,459
Total	**100,000**	**217,346**

For the year ended 30 June 2007

KMP	Options granted 17 November 2006 Number
Current	
Elmer Funke Kupper	123,626
Matt Bekier	96,154
Walter Bugno	123,626
Peter Caillard	115,384
Mohan Jesudason	74,176
Robert Nason	70,804
Kerry Willcock	48,832
Former	
George Mackey	60,440
Julia Nenke	58,379
Matthew Slatter	-
Total	**771,421**

Figure 14D: Performance Options and Performance Rights vested and exercised during the year

For the years ended 30 June 2008 and 30 June 2007

No Performance Options and Performance Rights vested or were exercised during either the current or prior year.

Figure 14E: Fair value of Performance Options and Performance Rights granted as part of remuneration(i)

	During the year ended 30 June 2008			
KMP	Granted $	Exercised $	Lapsed $	As a % of remuneration(ii) %
Current				
Elmer Funke Kupper	740,000	-	-	8%
Matt Bekier	388,885	-	-	9%
Walter Bugno	499,991	-	-	16%
Mohan Jesudason	333,328	-	-	12%
Robert Nason	374,991	-	-	7%
Kerry Willcock	224,998	-	-	15%
Louise Zampaglione	-	-	-	-
Former				
Peter Caillard	209,992	-	353,194	22%
Total	**2,772,185**	**-**	**353,194**	

(i) For details on the valuation of the Performance Options and Performance Rights, including models and assumptions used, refer to Note 26 of the Financial Report.

(ii) Represents the fair value of Performance Options and Performance Rights expensed during the year as a percentage of total remuneration, excluding termination payments.

Income statement
For the year ended 30 June 2008

	Consolidated	
	2008	2007
	$m	$m
Total operating revenues	**3,957.0**	3,835.0
Other revenues	**85.4**	48.7
Revenue	**4,042.4**	3,883.7
Other income	**2.1**	(1.5)
Government taxes and levies	**(1,075.2)**	(1,044.3)
Commissions and fees	**(828.2)**	(825.5)
Employment costs	**(553.9)**	(587.3)
Depreciation and amortisation	**(192.9)**	(142.3)
Property costs	**(81.3)**	(78.7)
Advertising and promotions	**(86.3)**	(80.9)
Professional and contract services	**(25.1)**	(33.3)
Finance costs	**(168.4)**	(172.3)
Other expenses	**(269.4)**	(275.8)
Profit before income tax expense and impairment	**763.8**	641.8
Impairment	**(707.6)**	(2.2)
Profit before income tax expense	**56.2**	639.6
Income tax expense	**(221.2)**	(190.1)
Net profit/(loss) after tax	**(165.0)**	449.5
Net loss attributable to minority interest	**0.4**	0.9
Net profit/(loss) attributable to members of the parent entity	**(164.6)**	450.4
Basic earnings per share (cents per share)	**(31.4)**	85.8
Diluted earnings per share (cents per share)	**(31.3)**	85.6

Balance sheet
As at 30 June 2008

	Consolidated	
	2008	**2007**
	$m	**$m**
Current assets		
Cash and cash equivalents	**173.2**	202.2
Receivables	**64.8**	31.6
Inventories	**13.4**	15.1
Derivative financial instruments	**3.2**	-
Other	**23.6**	18.7
Assets held for sale	**-**	15.1
Total current assets	**278.2**	282.7
Non current assets		
Property, plant and equipment	**1,499.3**	1,461.8
Licences	**723.9**	1,220.8
Other intangible assets	**3,506.8**	3,680.7
Other receivables	**2.1**	-
Derivative financial instruments	**87.9**	66.8
Other	**23.5**	13.7
Total non current assets	**5,843.5**	6,443.8
TOTAL ASSETS	**6,121.7**	6,726.5
Current liabilities		
Payables	**407.3**	379.8
Interest bearing liabilities	**-**	390.0
Current tax liabilities	**52.3**	13.2
Provisions	**98.7**	114.7
Other	**1.9**	2.6
Liabilities held for sale	**-**	4.6
Total current liabilities	**560.2**	904.9
Non current liabilities		
Interest bearing liabilities	**2,269.7**	1,950.6
Deferred tax liabilities	**293.0**	271.7
Provisions	**25.4**	45.3
Derivative financial instruments	**199.4**	167.3
Other	**3.2**	2.5
Total non current liabilities	**2,790.7**	2,437.4
TOTAL LIABILITIES	**3,350.9**	3,342.3
NET ASSETS	**2,770.8**	3,384.2
Equity		
Issued capital	**3,195.4**	3,192.3
Retained earnings/(accumulated losses)	**(490.2)**	168.6
Reserves	**65.6**	15.2
Parent interests	**2,770.8**	3,376.1
Minority interests	**-**	8.1
TOTAL EQUITY	**2,770.8**	3,384.2

Cash flow statement

For the year ended 30 June 2008

	Consolidated	
	2008	**2007**
	$m	**$m**
Cash flows from operating activities		
Net cash receipts in the course of operations	**4,097.4**	4,009.0
Payments to suppliers, service providers and employees	**(2,077.0)**	(2,056.3)
Payment of government levies, betting taxes and GST	**(1,026.0)**	(993.1)
Interest received	**9.0**	8.7
Finance costs paid	**(171.7)**	(161.4)
Income tax paid	**(179.4)**	(198.2)
Net cash flows from operating activities	**652.3**	608.7
Cash flows from investing activities		
Proceeds from sale of controlled entity (net of cash disposed)	**14.2**	-
Proceeds from sale of property, plant and equipment and intangibles	**1.7**	5.8
Payment for property, plant and equipment and intangibles	**(222.0)**	(166.8)
Net cash flows from investing activities	**(206.1)**	(161.0)
Cash flows from financing activities		
Net proceeds from borrowings	**16.0**	22.0
Dividends paid	**(385.2)**	(348.4)
On-market share purchases for dividend reinvestment plan	**(108.2)**	(134.6)
Payments for on-market share buy back	**(4.1)**	(4.7)
Proceeds from exercise of options	**2.2**	2.7
Loan advanced to related party	**(3.0)**	-
Repayment of employee share loans	**2.0**	16.0
Net cash flows from financing activities	**(480.3)**	(447.0)
Net increase/(decrease) in cash held	**(34.1)**	0.7
Cash at the beginning of the financial year	**207.3**	206.6
Cash at the end of the financial year	**173.2**	207.3

Statement of recognised income and expense

For the year ended 30 June 2008

	Consolidated	
	2008	2007
	$m	$m
Change in fair value of cash flow hedges	**69.6**	45.9
Actuarial loss on defined benefit plan	**(1.1)**	(0.8)
Income tax expense on items taken directly to equity	**(20.5)**	(13.6)
Net income recognised directly in equity	**48.0**	31.5
Net profit/(loss) after tax	**(165.0)**	449.5
Total recognised income and expense for the period	**(117.0)**	481.0
Attributable to:		
Members of the parent entity	**(116.6)**	481.9
Minority interest	**(0.4)**	(0.9)
	(117.0)	481.0

Notes to the concise financial statements
For the year ended 30 June 2008

1. Accounting policies

This concise financial report has been prepared in accordance with the Corporations Act 2001 and Accounting Standard AASB 1039 Concise Financial Reports. The financial statements and specific disclosures required by AASB 1039 are an extract of, and have been derived from the Group's full financial report for the financial year. Other information included in the concise financial report is consistent with the Group's full financial report.

All amounts are presented in Australian Dollars.

A full description of the accounting policies adopted by the Group is provided in the 2008 financial statements which form part of the full financial report.

	Consolidated	
	2008 $m	2007 $m
2. Dividends		
Dividends declared and paid during the year on ordinary shares:		
(a) Final dividend for 2007 of 47.0 cents paid on 8 October 2007 (2006: 45.0 cents paid on 9 October 2006)	**246.7**	236.2
(b) Interim dividend for 2008 of 47.0 cents paid on 9 April 2008 (2007: 47.0 cents paid on 11 April 2007)	**246.7**	246.8
	493.4	483.0
Dividends declared after balance date		
Since the end of the financial year, the directors declared the following dividend:		
Special - 47.0 cents per share	**246.7**	-
Final - 47.0 cents per share	-	246.7

The financial effect of this dividend has not been brought to account in the financial statements and will be recognised in subsequent financial reports (refer to note 4).

Dividends on ordinary shares are fully franked at a tax rate of 30%.

3. Segment information

The Group's primary format of segment reporting is on a business segment basis.

The Group has three main business segments:

Casinos — Casino operations including hotels, apartment complex, theatres, restaurants and bars.

Wagering — Comprises:

- Totalisator and fixed odds betting activities; and
- National and international broadcasting of racing and sporting events.

Gaming — Gaming machine and Keno operations in licensed clubs and hotels.

The Group's business segments are predominantly located in, and provide services to one geographical segment, Australia. Operations outside of Australia were not material in the reporting periods.

Unallocated includes residual international technology and product sales.

Intersegment pricing is determined on commercial terms and conditions.

3. Segment information (continued)

	Casinos	Wagering	Gaming	Unallocated	Elimination	Consolidated
	$m	$m	$m	$m	$m	$m
2008 - Consolidated						
Total operating revenues - external	1,352.3	1,469.9	1,133.6	1.2	-	3,957.0
Other revenues - external	7.1	7.7	20.6	50.0	-	85.4
Intersegment revenue	5.2	-	-	-	(5.2)	-
Revenues	1,364.6	1,477.6	1,154.2	51.2	(5.2)	4,042.4
Segment Result (pre impairment)	**408.1**	**247.1**	**225.0**			**880.2**
Segment Result	**369.1**	**(98.8)**	**(97.7)**			**172.6**
Unallocated items:						
- interest revenue						9.3
- operating revenues						1.2
- other revenues						40.7
- other income and expenses						0.8
- finance costs						(168.4)
Profit before income tax						56.2
Income tax expense						(221.2)
Loss for the period						**(165.0)**
Depreciation and amortisation	61.7	67.1	63.8	0.3	-	192.9
Impairment losses recognised in the income statement	39.0	345.9	322.7	-	-	707.6
Non cash expenses other than depreciation, amortisation and impairment	10.0	(0.9)	-	1.0	-	10.1
Segment assets	3,170.6	2,383.9	474.8	92.4	-	6,121.7
Segment liabilities	253.1	207.4	48.5	2,841.9	-	3,350.9
Capital expenditure	126.5	67.2	49.5	-	-	243.2

Notes to the concise financial statements (continued)

For the year ended 30 June 2008

	Casinos $m	Wagering $m	Gaming $m	Unallocated $m	Elimination $m	Consolidated $m
2007 - Consolidated						
Total operating revenues - external	1,286.6	1,464.1	1,081.8	2.5	-	3,835.0
Other revenues - external	7.1	13.0	19.8	8.8	-	48.7
Intersegment revenue	4.8	-	-	-	(4.8)	-
Revenues	1,298.5	1,477.1	1,101.6	11.3	(4.8)	3,883.7
Segment Result	**333.9**	**225.7**	**251.1**			**810.7**
Unallocated items:						
- interest revenue						8.6
- operating revenues						2.5
- other revenues						0.2
- other income and expenses						(10.1)
- finance costs						(172.3)
Profit before income tax						639.6
Income tax expense						(190.1)
Profit for the period						**449.5**
Depreciation and amortisation	67.9	49.5	23.8	1.1	-	142.3
Impairment losses recognised in the income statement	2.2	-	-	-	-	2.2
Non cash expenses other than depreciation, amortisation and impairment	(1.1)	1.7	0.3	-	-	0.9
Segment assets	3,139.2	2,714.2	782.4	90.7	-	6,726.5
Segment liabilities	254.8	209.1	50.7	2,827.7	-	3,342.3
Capital expenditure	89.0	43.0	44.8	5.9	-	182.7

4. Subsequent events

Dividends

Since 30 June 2008, the directors have declared a special dividend of 47 cents per ordinary share. The total amount of the special dividend is $246.7 million. This has not been provided for in the 30 June 2008 financial statements (refer to note 2).

Directors' declaration

In the opinion of the directors of Tabcorp Holdings Limited the accompanying concise financial report of the consolidated entity, comprising Tabcorp Holdings Limited and its controlled entities for the year ended 30 June 2008:

(a) has been derived from or is consistent with the full financial report for the financial year; and

(b) complies with Accounting Standard AASB 1039 Concise Financial Reports.

This declaration has been made after receiving the declarations required to be made to the directors in accordance with sections 295A of the Corporations Act 2001.

Made in accordance with a resolution of directors.

John Story
Chairman

Melbourne
20 August 2008

Independent audit report

Ernst & Young

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000 Australia
GPO Box 67 Melbourne VIC 3001

Tel: +61 3 9288 8000
Fax: +61 3 8650 7777
www.ey.com/au

Independent auditor's report to the members of Tabcorp Holdings Limited

Report on the Concise Financial Report

The accompanying concise financial report of Tabcorp Holdings Limited comprises the balance sheet as at 30 June 2008, the income statement, statement of recognised income and expense and cash flow statement for the year then ended and related notes, derived from the audited financial report of Tabcorp Holdings Limited for the year ended 30 June 2008. The concise financial report also includes the directors' declaration. The concise financial report does not contain all the disclosures required by the Australian Accounting Standards.

Directors' Responsibility for the Concise Financial Report

The Directors are responsible for the preparation and presentation of the concise financial report in accordance with Accounting Standard AASB 1039 *Concise Financial Reports*, and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation of the concise financial report; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the concise financial report based on our audit procedures. We have conducted an independent audit, in accordance with Australian Auditing Standards, of the financial report of Tabcorp Holdings Limited for the year ended 30 June 2008. Our audit report on the financial report for the year was signed on 20 August 2008 and was not subject to any modification. The Australian Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report for the year is free from material misstatement.

Our procedures in respect of the concise financial report included testing that the information in the concise financial report is derived from, and is consistent with, the financial report for the year, and examination on a test basis, of evidence supporting the amounts and other disclosures which were not directly derived from the financial report for the year. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report complies with Accounting Standard AASB 1039 *Concise Financial Reports*.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditor's Opinion

In our opinion, the concise financial report and the directors' declaration of Tabcorp Holdings Limited for the year ended 30 June 2008 complies with Accounting Standard AASB 1039 *Concise Financial Reports*.

Ernst & Young

Ernst & Young

Tim Wallace
Partner
Melbourne
20 August 2008

Liability limited by a scheme approved under Professional Standards Legislation

Five year review

	2008	2007	2006	2005	2004
	$m	$m	$m	$m	$m
Total revenue	**4,042.4**	3,883.7	3,834.8	3,817.1	2,500.0
EBITDA - pre impairment/goodwill	**1,075.2**	947.8	1,059.1	1,046.2	739.0
Profit before interest and tax	**174.7**	803.3	851.5	806.6	570.0
Profit after income tax	**(164.6)**	450.4	543.4	433.4	311.0
Profit after income tax (pre impairment/goodwill)[1]	**543.0**	452.6	611.9	526.6	370.7
Dividend[2]	**493.4**	493.5	467.2	423.4	330.3
Cash and deposits	**173.2**	202.2	206.6	209.4	197.0
Other current assets	**105.0**	80.5	72.0	120.4	158.4
Licences and other intangibles	**1,040.1**	1,516.9	1,522.0	1,440.0	1,118.6
Goodwill	**3,190.6**	3,384.6	3,384.6	3,444.3	1,280.6
Other non current assets	**1,612.8**	1,542.3	1,486.8	1,558.9	1,591.3
Total assets	**6,121.7**	6,726.5	6,672.0	6,773.0	4,345.9
Current interest bearing liabilities	-	390.0	390.0	390.0	742.0
Other current liabilities	**560.2**	514.9	506.2	483.9	307.1
Non current interest bearing liabilities	**2,269.7**	1,950.6	2,029.6	2,143.6	1,130.0
Other non current liabilities	**521.0**	486.8	383.3	496.9	190.8
Total liabilities	**3,350.9**	3,342.3	3,309.1	3,514.4	2,369.9
Shareholders' funds	**2,770.8**	3,384.2	3,362.9	3,258.6	1,975.9
Capital expenditure - payments	**222.0**	166.8	236.1	119.5	101.2

	2008	2007	2006	2005	2004
	cents	cents	cents	cents	cents
Earnings per share - pre impairment/goodwill[1]	**103.4**	86.2	116.6	101.9	92.5
Earnings per share - post impairment/goodwill[1]	**(31.4)**	85.8	103.6	83.9	77.6
Dividends per share[2]	**94.0**	94.0	89.0	81.0	71.0
Operating cash flow per share[3]	**82.0**	84.2	89.4	104.9	84.7
Return on shareholders' funds - pre impairment/goodwill[1,4]	**17.0%**	13.4%	18.1%	15.6%	21.5%
Return on shareholders' funds - post impairment/goodwill[1,4]	**(5.1%)**	13.3%	16.1%	12.9%	18.1%
Net assets per share	**$5.28**	$6.45	$6.41	$6.25	$4.67

Operating revenue[5]	**$m**	$m	$m	$m	$m
Wagering	**1,469.9**	1,464.1	1,403.3	1,413.2	446.2
Gaming	**1,133.6**	1,081.8	1,046.6	1,032.2	933.5
Casinos	**1,357.5**	1,291.4	1,330.1	1,274.9	1,065.3
Unallocated/elimination	**(4.0)**	(2.3)	(3.1)	40.3	17.8
Total	**3,957.0**	3,835.0	3,776.9	3,760.6	2,462.8

EBITDA - Earnings before interest, tax, depreciation and amortisation. AIFRS used as basis for preparation for 2005 and 2006 data whilst AGAAP used for 2004 and years prior.

1 After income tax before impairment (AIFRS) or goodwill amortisation (AGAAP)

2 Dividends attributable to the year, but which may be payable after the end of the period. 2008 includes a special dividend declared in August 2008.

3 Net operating cash flow per the statement of cashflows does not include payments for property plant and equipment and intangibles, whereas these items are included in the calculation for the operating cash flow per share ratio.

4 Tab Limited was acquired in July 2004 and 12 months results are included in Tabcorp's 2005 consolidated results. For the purposes of the 2005 calculations, shareholders' funds at the end of 2004 have been increased by $1,176 million, as if the acquisition had occurred at 30 June 2004. If this adjustment was not made, the reported return on shareholders' funds (pre goodwill) would be 18.7%, and the reported return on shareholders' funds (post goodwill) would be 13.1%.

5 Operating revenue includes both external and internal operating revenue.

Shareholder information

as at 15 August 2008

Share capital

Tabcorp has on issue 524,927,016 fully paid ordinary shares. There has been no change to the issued capital for the period 1 July 2007 to 15 August 2008.

Substantial shareholders

The following substantial shareholder notices were lodged with the Australian Securities Exchange (ASX) in accordance with section 671B of the Corporations Act 2001:

Name	Date of interest	Number of ordinary shares[(i)]	% of issued capital[(ii)]
Barclays Group	3 July 2008	31,947,116	6.08
Commonwealth Bank of Australia	7 January 2008	31,538,790	6.01
Lazard Asset Management Pacific Co	29 July 2008	27,220,899	5.19
Perpetual Limited	8 August 2008	26,423,741	5.03
Maple-Brown Abbott Limited	6 August 2008	26,400,676	5.03

(i) As disclosed in the last notice lodged by the substantial shareholder.
(ii) The percentage set out in the notice lodged with the ASX is based on the total issued share capital of Tabcorp at the date of interest.

Shareholding restrictions

Tabcorp has an individual shareholder restriction of a maximum 10% of the company's issued share capital, pursuant to Section 4.3.20 of the Victorian Gambling Regulation Act 2003 and Rules 131 to 139 of Tabcorp's Constitution. Similar restrictions are contained in agreements entered into with the New South Wales Casino Control Authority as well as the Queensland Office of Gaming Regulation. The Company may refuse to register any transfer of shares which could contravene these shareholding restrictions or require divestiture of the shares that cause an individual to exceed the shareholding restrictions. Tabcorp does not have any foreign ownership restrictions.

Voting rights

All ordinary shares issued by Tabcorp Holdings Limited carry one vote per share. Options and share rights do not carry any voting rights. Failure to comply with certain provisions of the Victorian Gambling Regulation Act 2003 or Tabcorp's Constitution, including the shareholder restrictions discussed above, may result in suspension of voting rights.

Twenty largest registered shareholders*

Investor group name	Number of ordinary shares	% of issued capital
HSBC Custody Nominees (Australia) Limited	76,270,798	14.53
National Nominees Limited	63,356,647	12.07
J P Morgan Nominees Australia Limited	35,740,038	6.81
Citicorp Nominees Pty Limited	30,483,032	5.81
RBC Dexia Investor Services Australia Nominees Pty Limited	27,597,596	5.26
Bainpro Nominees Pty Limited	16,655,406	3.17
ANZ Nominees Limited	15,504,808	2.95
UBS Nominees Pty Ltd	13,564,007	2.58
Feta Nominees Pty Limited	11,412,156	2.17
Cogent Nominees Pty Limited	11,287,780	2.15
Ecapital Nominees Pty Limited	9,391,906	1.79
UBS Wealth Management Australia Nominees Pty Ltd	3,232,407	0.62
Queensland Investment Corporation	2,079,291	0.40
Merrill Lynch (Australia) Nominees Pty Ltd	2,074,912	0.40
Questor Financial Services Limited	2,061,131	0.39
Argo Investments Limited	1,784,810	0.34
Australian United Investment Co Limited	1,600,000	0.30
Bond Street Custodians Limited	1,168,433	0.22
Perpetual Trustee Co Ltd (Hunter)	1,148,577	0.22
AMP Life Limited	1,072,442	0.20
Total of top 20 registered shareholders	**327,486,177**	**62.38**

* On a grouped basis.

Marketable parcel

There were 61,427 shareholders holding less than a marketable parcel ($500) based on a market price of $8.40 at the close of trading on 15 August 2008.

Distribution of securities held

	Ordinary shares[(i)]				Options[(ii)]		Rights[(ii)]	
Number of securities held	Number of holders	%	Number of securities	%	Number of holders	Number of securities	Number of holders	Number of securities
1 - 1,000	163,882	78.9	42,684,231	8.1	1	417	3	1,167
1,001 - 5,000	38,849	18.7	81,320,085	15.5	2	6,570	15	44,200
5,001 - 10,000	3,279	1.6	23,339,153	4.5	4	30,048	15	104,848
10,001 - 100,000	1,412	0.7	30,933,618	5.9	39	1,705,011	22	558,973
100,001 and Over	123	0.1	346,649,929	66.0	8	1,849,120	1	115,000
Total	**207,545**	**100.0**	**524,927,016**	**100.0**	**54**	**3,591,166**	**56**	**824,188**

(i) Ordinary shares includes Restricted Shares and Deferred Shares offered to employees under the Company's incentive arrangements.
(ii) Options and Rights were issued to senior managers pursuant to the Company's long term incentive arrangement.
Refer to the Remuneration Report on pages 30 to 47 for more information about the Company's incentive arrangements.

Investor information

Shareholder enquiries

Investors seeking information about their shareholding should contact Tabcorp's Share Registry. Shareholders should have their Securityholder Reference Number (SRN) or Holder Identification Number (HIN) available to assist in responding to their enquiries.

Tabcorp's Share Registry

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235
Telephone: 1300 665 661 (local call cost within Australia)
Telephone: 02 8280 7418
Facsimile: 02 9287 0303
Facsimile: 02 9287 0309 (proxy forms only)
E-mail: tabcorp@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

Shareholder Benefits Scheme

A benefits scheme was introduced in April 2004 and is available to all shareholders who were registered as at 3 March 2008. The scheme includes free entry into nominated thoroughbred racing events and special offers on accommodation, merchandise, food and beverages at the Company's hotel and casino complexes. Shareholder benefits cards are sent to eligible shareholders once a year with their interim dividend. Details of the scheme are available on Tabcorp's website.

American Depositary Receipts (ADR)

The Company's shares are traded in sponsored ADR form in the United States of America. ADR holders receive all information sent to shareholders and receive their dividends in US dollars. Each ADR represents ten Tabcorp shares. Enquiries about ADRs should be made to:

The Bank of New York
Investor Relations
PO Box 11258
Church Street Station
New York NY 10286-1258 USA
Telephone: 1-888-269-2377 (Domestic)
Telephone: +1-212-815-3700 (International)
E-mail: shareowner@bankofny.com
Website: www.adrbny.com

General enquiries about Tabcorp

If you would like more information about the Company, you are invited to contact:

Tabcorp's Shareholder Relations Manager
Telephone: 03 9868 2779
Facsimile: 03 9868 2726
E-mail: investor@tabcorp.com.au
Website: www.tabcorp.com.au
Investor information is available on Tabcorp's website, including major announcements, annual reports, dividend history and general Company information.

Major announcements

Tabcorp immediately informs the Australian Securities Exchange (ASX) of anything that may effect the Company's share price. All major Company announcements are available on the Company's website at www.tabcorp.com.au following their release to the ASX. The major Company announcements since the previous annual report are;

2008	
7 Aug	Full year results – normalised net profit after tax (before non-recurring items) up 0.3% of $516.9 million
6 Jun	Changes to dividend dates and end of year timetable
20 May	Tabcorp applies for a Northern Territory racing and sports wagering licence
11 Apr	Standards & Poor's rating for Tabcorp remains at BBB+
10 Apr	Future industry structure for Gaming, Wagering and Keno in Victoria
7 Apr	Tabcorp appoints Brett Paton as a new Non Executive Director, subject to regulatory approval
21 Feb	Half year results – net profit after tax (before non-recurring items) down 3.1% to $261.9 million

2007	
20 Dec	Tabcorp sells interest in China Keno business
9 Nov	Tabcorp appoints Jane Hemstritch as a new Non Executive Director, subject to regulatory approval
30 Oct	Tabcorp secures 12-year exclusive licence agreement and product concessions for Star City
6 Sep	Appointment of Elmer Funke Kupper as a Director
28 Aug	Sky Channel helps keep Australian racing open for business
27 Aug	Equine Influenza impacts Tabcorp's wagering business

Shareholder communications

Manage your shareholding using the internet

On-line share registry facility

The Company's website, **www.tabcorp.com.au**, has an on-line share registry facility that enables shareholders to conduct standard shareholding enquiries and transactions, including:

- Elect to become an eShareholder
- Download dividend statements
- Update your registered address
- Check current and previous shareholding balances
- Cast proxy votes for the Annual General Meeting
- Lodge or update your banking details
- Check participation in the Dividend Reinvestment Plan
- Notify Tax File Number / Australian Business Number

You can access this information using your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) together with your surname (or company name) and postcode (or country code).

Become an eShareholder

You can elect to receive all your shareholder communications electronically, including dividend advices, annual reports, notices of meetings and other shareholder communications. By providing your email address and electing to become an eShareholder, you will be helping to reduce the impact on the environment and costs associated with printing and sending shareholder documents. Shareholders can make their selections using the on-line share registry facility.

Annual report

Tabcorp's interactive annual reports are available on-line from the Company's website, **www.tabcorp.com.au**.

Following changes to legislation in 2007, annual reports are now only sent to those shareholders who have requested to receive a copy.

Shareholders who no longer wish to receive a hard copy of the annual report or wish to receive the annual report electronically, should contact the share registry or make their election by using the on-line share registry system at **www.tabcorp.com.au**.

Dividend payments

All dividends paid by Tabcorp to shareholders with a registered address in Australia are paid by direct credit into a nominated bank account with an Australian financial institution or through reinvestment in the Company's Dividend Reinvestment Plan (DRP).

Payments by direct credit and dividend reinvestment provide many benefits to shareholders as well as being quick and convenient. Payments are electronically credited and/or DRP shares allocated to shareholders on payment date, allowing shareholders to utilise their funds immediately without any mailing or handling delays. There are also no misplaced or un-banked cheques, and reduces the likelihood of mail fraud. DRP participants are able to increase their Tabcorp share portfolio without any brokerage costs.

You can provide or update your bank account details by using the on-line share registry facility at **www.tabcorp.com.au** or by contacting the share registry.

To elect to participate in the Company's DRP, contact the share registry.

Tabcorp website

The Company's website, **www.tabcorp.com.au**, offers investors a wide range of information regarding its activities and performance, including annual reports, interim and preliminary results, webcasts of results and Annual General Meeting presentations, major news releases and other Company statements. Investors wishing to be notified of company announcements can register for the free email alert facility under the News section of our website.


Investor Centre

Company directory

Registered office

Tabcorp Holdings Limited
5 Bowen Crescent
Melbourne VIC 3004
Australia
Telephone: 03 9868 2100
Facsimile: 03 9868 2300
E-mail: investor@tabcorp.com.au

Website

www.tabcorp.com.au

Stock exchange listing

Tabcorp Holdings Limited shares are quoted on the Australian Securities Exchange under the code 'TAH'. The Company's shares are traded in sponsored American Depositary Receipt (ADR) form in the United States of America.

Auditors

Ernst & Young – External auditors

Divisional offices

Queensland divisional office

Level 3
159 William Street
Brisbane QLD 4000
Telephone: 07 3228 0000

Star City

80 Pyrmont Street
Pyrmont NSW 2009
Reservations: 1800 700 700
Telephone: 02 9777 9000
www.starcity.com.au

Conrad Jupiters

Broadbeach Island
Gold Coast QLD 4218
Reservations: 1800 074 344
Telephone: 07 5592 8100
www.conradjupiters.com.au

Conrad Treasury

George Street
Brisbane QLD 4000
Reservations: 1800 506 889
Telephone: 07 3306 8888
www.conradtreasury.com.au

Jupiters Townsville

Sir Leslie Thiess Drive
Townsville QLD 4810
Reservations: 1800 079 210
Telephone: 07 4722 2333
www.jupiterstownsville.com.au

New South Wales divisional office

495 Harris Street
Ultimo NSW 2007
Telephone: 02 9218 1000

Sky Channel / 2KY Radio

79 Frenchs Forest Road
Frenchs Forest NSW 2086
Telephone: 02 9451 0888
www.skychannel.com.au
www.2ky.com.au

Key dates

2008	
Annual General Meeting (Melbourne Park, Melbourne)	23 October
2009*	
Half-year results announcement	5 February
Ex-dividend for interim dividend	10 February
Record date for interim dividend	16 February
Interim dividend payment	23 March
End of financial year	30 June
Full-year results announcement	6 August
Ex-dividend for final dividend	11 August
Record date for final dividend	17 August
Final dividend payment	18 September
Annual General Meeting	19 October

** These dates may change.*
See the Company's website for updates.

About this Annual Report

Tabcorp publishes two reports – the Concise Annual Report, which incorporates the concise financial statements, and the full Financial Report. The concise financial statements included in the Concise Annual Report cannot be expected to provide as full an understanding of Tabcorp's performance, financial position and investing activities as provided by the full Financial Report. A copy of Tabcorp's full Financial Report is available, free of charge, on request and can be accessed via the Company's website at www.tabcorp.com.au.

Currency

References to currency are in Australian dollars unless otherwise stated.

Investment warning

Past performance of shares is not necessarily a guide to future performance. The value of investments and any income from them is not guaranteed and can fall as well as rise. Tabcorp recommends investors seek independent professional advice before making investment decisions.

Privacy

Tabcorp respects the privacy of its stakeholders. Tabcorp's Privacy Policy is available on the Company's website at www.tabcorp.com.au.

Tabcorp




TAB



END